Form 20-F
period 2024-12-31
PTL Ltd
filed 2025-05-15
CIK 2016337

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: _____________

For the transition period from ______ to ________

Commission file number: 001-42293

PTL Limited

(Exact name of Registrant as specified in its charter)

British Virgin Islands (Jurisdiction of incorporation or organization)

21 Bukit Batok Crescent

#24-71, WCEGA Tower

Singapore 658065 (Address of principal executive offices)

Ying Ying Chow

Tel: +65 85045663

Bukit Batok Crescent

#24-71, WCEGA Tower

Singapore 658065

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, no par value	PTLE	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 12,687,500 shares of ordinary shares issued and outstanding as of December 31, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

INTRODUCTION

Throughout this annual report, unless the context indicates otherwise, references to “PTL Limited,” “PTL,” “we,” “Group,” “us,” the “Company,” “our,” “our company,” or “PTLE” refer to PTL Limited, a British Virgin Islands holding company and its subsidiaries, collectively. Unless otherwise indicated, in this annual report, references to:

●	“Amended and Restated Memorandum and Articles of Association” refers to the current memorandum and articles of association of PTL (as defined below), as amended on June 11, 2024;

●	“BVI” refers to the British Virgin Islands;

●	“BVI Act” refers to the BVI Business Companies Act, 2020 (as amended);

●	“CAGR” refers to compounded annual growth rate, the year-on-year growth rate over a specific period of time;

●	“Ordinary Shares” refers to the ordinary shares of PTL (as defined below) of no par value;

●	“FY2022”, “FY2023” and “FY2024” refer to fiscal year ended December 31, 2022, 2023 and 2024, respectively;

●	“Hong Kong dollar(s)”, or “HK$” refer to the legal currency of Hong Kong;

●	“Hong Kong” or “HK SAR” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Mainland China” refers to the mainland of the People’s Republic of China; excluding Taiwan, Hong Kong and the Macau Special Administrative Regions of the People’s Republic of China for the purposes of this annual report;

●	“MOPS” refers to Mean of Platts Singapore, a common benchmark for pricing marine fuel that is widely used as a standard pricing model by industry participants in the Asia Pacific Region.

●	“Operating Subsidiary” or “Petrolink Hong Kong” refers to Petrolink Energy Limited, a company with limited liability incorporated under the laws of Hong Kong, and a wholly-owned subsidiary of PTL;

●	“Petrolink Singapore” refers to Petrolink Energy Pte. Ltd., a company with limited liability incorporated under the laws of Singapore, and a wholly-owned subsidiary of PTL;

●	“PRC” refer to the People’s Republic of China, including Hong Kong and the Macau Special Administrative Regions of the People’s Republic of China;

●	“PRC government” are to the government and governmental authorities of Mainland China for the purposes of this annual report only;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“US$”, “$”, or “U.S. dollar(s)” refer to the legal currency of the United States;

●	“U.S.”, or “United States” refers to the United States of America; and

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States.

PTLE is a holding company with operations conducted in Hong Kong through its Operating Subsidiary in Hong Kong, using the Hong Kong dollar. The reporting currency is U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00.

ii

Disclosure Regarding FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

You can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements include, but are not limited to, statements about:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our expectations regarding demand for and market acceptance of our subsidiaries’ services;

●	our expectations regarding the expansion of our subsidiaries’ client base;

●	our subsidiaries’ relationships with their business partners;

●	competition in our industries;

●	relevant government policies and regulations relating to our industries;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	ability to managing our growth effectively;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our subsidiaries’ ability to protect their intellectual property rights and secure the right to use other intellectual property that they deem to be essential or desirable to the conduct of their business;

●	the dependence on our senior management and key employees; and

●	our ability to hire and retain qualified management personnel and key employees in order to develop our subsidiaries’ business;

●	overall industry and market performance;

●	any recurrence of the COVID-19 pandemic and scope of related government orders and restrictions and the extent of the impact of the COVID-19 pandemic on the global economy, impact it may have on our operations, the demand for our products and services, and economic activity in general;

●	other assumptions described in this annual report underlying or relating to any forward-looking statements.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Item 3. Key Information - 3.D. Risk Factors.” and elsewhere in this annual report. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information - 3.D. Risk Factors.” Those risks are not exhaustive. We operate in an evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

Overview

Corporate Structure

The following diagram illustrates our corporate structure, as of the date of this annual report:

PTLE Limited
Public Shareholding
30.01%
69.99%
PTL Limited
British Virgin Island
100%
100%
Petrolink Energy Limited
Hong Kong
Petrolink Energy Pte. Ltd.
Singapore

PTL Limited (“PTL”) was incorporated as a BVI business company with limited liability on December 29, 2023 under the laws of the BVI. In connection with the incorporation, on the same date of its incorporation, PTL Limited issued 1 Ordinary Share to its sole shareholder, PTLE Limited, at the consideration of US$1. On July 11, 2024, the Company effectuated a share split of its issued and outstanding shares at a ratio of 11,250,000 for one (the “Share Split”), so that there were 11,250,000 Ordinary Shares issued and outstanding post-Share Split. From a British Virgin Islands legal perspective, the Share Split does not have any retroactive effect on our shares prior to the effective date. However, references to our Ordinary Shares in this annual report are presented on a post-Share Split basis, or as having been retroactively adjusted and restated to give effect to the Share Split, as if the Share Split had occurred by the relevant earlier date.

As of the date of this annual report, PTL is authorized to issue unlimited shares of single class with no par value, of which 37,487,500 Ordinary Shares are currently issued and outstanding. PTL has no material operation of its own, and we conduct operations through its wholly-owned Operating Subsidiary, namely Petrolink Energy Limited.

Petrolink Hong Kong was incorporated on June 21, 2013, under the laws of Hong Kong. Petrolink Energy Limited is a wholly owned subsidiary of PTL and is our main operating entity.

Petrolink Singapore was incorporated on February 5, 2024, under the laws of Singapore. Petrolink Singapore is a wholly owned subsidiary of PTL, for the purpose of establishing a representative office in Singapore to conduct marketing and sales support in Singapore. Since its incorporation, and as of the date of the annual report, Petrolink Singapore has not had any operation.

Transfers of Cash to and from Our Subsidiary

PTL has no operations of its own. It conducts its operations in Hong Kong through our Operating Subsidiary. Petrolink Singapore is a wholly owned subsidiary of PTL, for the purpose of establishing a representative office in Singapore to conduct marketing and sales support in Singapore. Since its incorporation, and as of the date of this annual report, Petrolink Singapore has not had any operation. PTL may rely on dividends or payments to be paid by our Operating Subsidiary to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and U.S. investors, to service any debt we may incur and to pay our operating expenses. If our Operating Subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Cash is transferred through our organization in the following manner: (i) funds are transferred from PTL, our holding company incorporated in the BVI, to our Operating Subsidiary in Hong Kong, our intermediate holding company, in the form of capital contributions or loans, as the case may be; and (ii) dividends or other distributions may be paid by our Operating Subsidiary in Hong Kong to PTL.

There is no restriction under the BVI Act on the amount of funding that PTL may provide to its subsidiary in Hong Kong (i.e., PTL to Operating Subsidiary) through loans or capital contributions, provided that such provision of funds is in the best interests of, and of commercial benefit to, PTL. The Operating Subsidiary is also permitted under the laws of Hong Kong, to provide funding to PTL, through dividend distributions or payments, without restrictions on the amount of the funds.

There are no restrictions or limitation on our ability to distribute earnings by dividends from our Operating Subsidiary in Hong Kong to the Company and our shareholders and U.S. investors, provided that the entity remains solvent after such distribution. Subject to the BVI Act and our Amended and Restated Memorandum and Articles of Association, our board of directors may, by resolutions of directors, authorize and declare a dividend to shareholders from time to time and of an amount they deem fit if they are satisfied, on reasonable grounds, that immediately after the distribution, the value of our assets will exceed our liabilities, and we will be able to satisfy our debts as they fall due. According to the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), a company may only make a distribution out of profits available for distribution. Other than the above, we did not adopt or maintain any cash management policies and procedures as of the date of this annual report.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of Hong Kong dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on any foreign exchange to transfer cash between PTL and its subsidiary, across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from the subsidiary, to PTL and U.S. investors and amounts owed.

As further advised by our PRC Counsel, China Commercial Law Firm, the laws and regulations of the PRC do not currently have any material impact on the transfer of cash from PTL to the Operating Subsidiary or from the Operating Subsidiary to PTL, our shareholders and the U.S. investors. However, in the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or on our subsidiary’s ability by the PRC government to transfer cash. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.

Furthermore, the PRC government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Ordinary Shares, potentially rendering it worthless.

PTL, our BVI holding company, since its incorporation on December 29, 2023, has not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past, nor have any dividends or distributions been made by our subsidiaries to the BVI holding company. Furthermore, no payments of any kind (including transfers, capital contributions and loans) have been made between PTL and its subsidiaries, or by the Operating Subsidiary to PTL.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Operating Subsidiary by way of dividend payments. We do not have any present plan to declare or pay any dividends on our Ordinary Shares in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. See “Item 3. Key Information - 3.D. Risk Factors — Risks related to our corporate structure — We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.” on page 34 of this annual report for more information.

Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) Mainland China, and (ii) Hong Kong.

On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the PRC. The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

On December 15, 2022, the PCAOB issued a new Determination Report which: (1) vacated the December 16, 2021 Determination Report; and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. The December 15, 2022 Determination Report cautions, however, that authorities in the PRC might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and resumed regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed.

Our auditor, J&S Associate PLT (“J&S”), the independent registered public accounting firm headquarters in Malaysia that issues the audit report included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess J&S Associate PLT’s compliance with applicable professional standards. J&S Associate PLT is not subject to the Determination Report announced by the PCAOB on December 16, 2021 relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in Mainland China or Hong Kong because of a position taken by one or more authorities in Mainland China or Hong Kong. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor because of a position taken by an authority in a foreign jurisdiction, such as the PRC authorities, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities.

However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor because of a position taken by an authority in a foreign jurisdiction, such as the PRC authorities, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. Furthermore, as more stringent criteria have been imposed by the SEC and the PCAOB, recently, which would add uncertainties to our offering, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Item 3. Key Information - 3.D. Risk Factors — Risks Relating to our Ordinary Shares — Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.” on page 36 of this annual report.

Regulatory Development in the PRC

We are a holding company incorporated in the BVI with all of the operations conducted by our Operating Subsidiary in Hong Kong. We currently do not have, nor do we currently intend to establish, any subsidiary nor do we plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, which serves as Hong Kong’s constitution. The Basic Law provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. Accordingly, we believe that the PRC laws and regulations on cybersecurity, data security, and the oversight and control over overseas securities offerings do not currently have any material impact on our business, financial condition or results of operations. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future.

We are aware that, in recent years, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. This indicated the PRC government’s intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Mainland China-based issuers. Since these statements and regulatory actions are relatively new, it is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operation, its ability to accept foreign investments, and the continued listing of our Ordinary Shares on a U.S. or other foreign exchanges. These actions could result in a material change in our operations and/or the value of our Ordinary Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors.

Cybersecurity review

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law”, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of Mainland China that is carried out outside of Mainland China where (i) such processing is for the purpose of providing products or services for natural persons within Mainland China, (ii) such processing is to analyze or evaluate the behavior of natural persons within Mainland China, or (iii) there are any other circumstances stipulated by related laws and administrative regulations.

On December 24, 2021, the CSRC together with other relevant government authorities in Mainland China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations require that Overseas Issuance and Listing shall complete the filing procedures of and submit the relevant information to the CSRC. The Overseas Issuance and Listing include direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in Mainland China seeks to issue and list its shares in the name of an Overseas Issuer on the basis of the equity, assets, income or other similar rights and interests of the relevant Mainland China domestic enterprise, such activities shall be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations.

On December 28, 2021, the CAC jointly with the relevant authorities formally published the Measures which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. The Measures provide that operators of critical information infrastructure purchasing network products and services, and online platform operators carrying out data processing activities that affect or may affect national security (together with the operators of critical information infrastructure, the “Operators”), shall conduct a cybersecurity review, and that any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. The publication of the Measures expands the application scope of the cybersecurity review to cover data processors and indicates greater oversight by the CAC over data security, which may impact our business in the future.

Our Operating Subsidiary may collect and store data (including certain personal information) from their customers, some of whom may be individuals in Mainland China, in connection with our business and operations and for “Know Your Customers” purposes (to combat money laundering). As advised by our PRC Counsel, China Commercial Law Firm, we do not expect the Measures to have an impact on our business or operations, given that (i) our Operating Subsidiary is incorporated in Hong Kong (ii) we have no subsidiary, VIE structure nor any direct operations in Mainland China, and (iii) pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the Mainland China shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong). As further advised by our PRC Counsel, China Commercial Law Firm, we believe that our Operating Subsidiary will not be deemed to be an “Operator” required to file for cybersecurity review before listing in the United States, because (i) our Operating Subsidiary was incorporated in Hong Kong and operates in Hong Kong without any subsidiary or VIE structure in Mainland China and each of the Measures, the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations do not clearly provide whether it shall be applied to a company based in Hong Kong; (ii) as of date of this annual report, our Operating Subsidiary has in aggregate collected and stored personal information of less than one million users; (iii) all of the data our Operating Subsidiary has collected is stored in servers located in Hong Kong; and (iv) as of the date of this annual report, our Operating Subsidiary has not been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review or a CSRC review. Therefore, in the opinion of our PRC counsel we are not covered by the permission requirements from CSRC or CAC.

Data Security Law

The PRC Data Security Law (the “Data Security Law” or “DSL”), which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. According to Article 2 of the Data Security Law, DSL applies to data processing activities within the territory of Mainland China as well as data processing activities conducted outside the territory of Mainland China which jeopardize the national interest or the public interest of PRC or the rights and interest of any PRC organization and citizens. Any entity failing to perform the obligations provided in the Data Security Law may be subject to orders to correct, warnings and penalties including ban or suspension of business, revocation of business licenses or other penalties. As of the date of this annual report, we do not have any operation or maintain any office or personnel in Mainland China, and we have not conducted any data processing activities which may endanger the national interest or the public interest of PRC or the rights and interest of any PRC organization and citizens. Therefore, as advised by our PRC Counsel, China Commercial Law Firm, we do not believe that the Data Security Law is applicable to us.

CSRC Filing or approval

On August 8, 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Based on our understanding of the Chinese laws and regulations currently in effect at the time of this annual report, we will not be required to submit an application to the CSRC for its approval of our IPO and the continued listing and trading of our Ordinary Shares on the Nasdaq under the M&A Rules. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented, and the opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities (“Opinions”), which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by PRC-based companies. Pursuant to the Opinions, Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law. As of the date of this annual report, no official guidance or related implementation rules have been issued. As a result, the Opinions on Strictly Cracking Down on Illegal Securities Activities remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities.

On December 24, 2021, the CSRC, together with other relevant PRC government authorities issued the Draft Overseas Listing Regulations. The Draft Overseas Listing Regulations requires that Overseas Issuance and Listing shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an Overseas Issuer on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations.

On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (1) on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies.

Since recent statements, laws and regulatory actions by the PRC government are newly published, their interpretation, application and enforcement of unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities. It also remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiary located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiary. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from Mainland China or Hong Kong authorities, we will not be able to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Ordinary Shares significantly decline or be worthless.

As of the date of this annual report, we have no operations in Mainland China. Our Operating Subsidiary is located, and operates, in Hong Kong, a special administrative region of the PRC. As advised by our PRC Counsel, China Commercial Law Firm, we believe that the PRC government does not exert direct influence and discretion over the manner we conduct our business activities in Hong Kong, outside of Mainland China, as of the date of this annual report. We do not expect to be materially affected by recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers, particularly, on listed overseas using VIE structure as we do not currently have any VIE or contractual arrangements in Mainland China.

However, as advised by our PRC Counsel, China Commercial Law Firm, it remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiary located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiary. In light of PRC’s recent expansion of authority in Hong Kong, there are risks and uncertainties which we cannot foresee for the time being, and rules, regulations and the enforcement of laws in PRC can change quickly with little or no advance notice. The PRC government may intervene or influence the current and future operations in Hong Kong at any time, or may exert more oversight and control over offerings conducted overseas and/or foreign investment in issuers like us. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

Permissions required from Hong Kong and PRC authorities

We have been advised by David Fong & Co., our counsel as to the laws of Hong Kong, that based on their understanding of the current Hong Kong laws, as of the date of this annual report, PTL and our Operating Subsidiary are not required to obtain any permissions or approvals from Hong Kong authorities before listing in the United States and issuing our Ordinary Shares to foreign investors. No such permissions or approvals have been applied for by the Company and/or its subsidiaries or denied by any relevant authorities. As of the date of this annual report, apart from business registration certificates, PTL and our Operating Subsidiary are not required to obtain any permission or approval from Hong Kong authorities to operate our business. Our Hong Kong Operating Subsidiary has received all requisite permissions or approvals from the Hong Kong authorities to operate its business in Hong Kong, including but not limited to its business registration certificates.

As advised by our PRC Counsel, China Commercial Law Firm, as of the date of this annual report, based on PRC laws and regulations effective as of the date of this annual report, the Company is not required to obtain permissions or approvals from any PRC authorities before listing in the United States, including the filings under the Trial Measure, and to issue our Ordinary Shares to foreign investors or operate our business as currently conducted, including the CSRC, the CAC, or any other governmental agency that is required to approve our operations, because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether listing and/or offerings conducted by Hong Kong-based companies are subject to this regulation; and (ii) our Operating Subsidiary was established and operates in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. As further advised by China Commercial Law Firm, PTL and its Operating Subsidiary, are not required to obtain any permissions or approvals from any Chinese authorities to operate their business as of the date of this annual report. No permissions or approvals have been applied for by us or denied by any relevant authority.

In the event that the operation of us or our Operating Subsidiary in Hong Kong were to become subject to the PRC laws and regulations, the legal and operational risks associated in Mainland China may also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with the legal system in the Mainland China, complex and evolving PRC laws and regulation, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to companies like our Operating Subsidiary and us, given the substantial operations of our Operating Subsidiary in Hong Kong and PRC government may exercise significant oversight over the conduct of business in Hong Kong.

However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Uncertainties still exit, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future. In the event that the operation of us or our Operating Subsidiary in Hong Kong were to become subject to the PRC laws and regulations, the legal and operational risks associated in Mainland China may also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with the legal system in the Mainland China, complex and evolving PRC laws and regulation, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to companies like our Operating Subsidiary and us, given the substantial operations of our Operating Subsidiary in Hong Kong and PRC government may exercise significant oversight over the conduct of business in Hong Kong.

In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals, (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face regulatory risks as those operated in Mainland China, including the ability to offer securities to investors, list their securities on a U.S. or other foreign exchanges, conduct their business or accept foreign investment or sanctions by the CSRC, the CAC, or other PRC regulatory agencies. Any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability and to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

You should carefully consider the following risk factors, together with all of the other information included in this annual report. Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this annual report before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment.

Risk Factors Summary

Investing in our Ordinary Shares involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Item 3. Key Information - 3.D. Risk Factors” beginning on page 9 of this annual report. The following is a summary of what we view as our most significant risk factors:

Risks Relating to Our Business and Operations

●	We are materially dependent on our suppliers for the supply of marine fuel during FY2024, FY2023 and FY2022, and any disruption, non-performance and delayed performance of these suppliers may adversely affect our operations and substantially impact our financial results. See Page 13.

●	We rely on our suppliers from which we purchase marine fuel to provide trade credit terms to adequately fund our on-going operations, any reduction or termination of trade credit from our suppliers would adversely affect our business. See Page 14.

●	We are susceptible to the fluctuations in marine fuel price. Any volatility in marine fuel price may adversely affect our working capital requirements and financial condition. See Page 14.

●	The industry in which we operate is competitive, and there can be no assurance that we can compete successfully in the future and adequately address the downward pricing pressure. See Page 15.

●	Our profitability is susceptible to the volatility and uncertainties in demand and supply for marine fuel. We may fail to aggregate sufficient demand from our customers to negotiate a favorable price of marine fuel from our suppliers and this would adversely affect our business, financial condition and results of operations. See Page 15.

●	We generally do not enter any long-term contracts with our customers, we may not be able to maintain a stable source of revenue generated, and we cannot assume that our customers will continue to use our vessel refueling services, nor can we accurately forecast future orders from our customers. See Page 16.

●	We derive a significant portion of our revenue from few major customers with whom we do not enter into long-term contracts, and therefore, any significant changes in our relationships with our major customers, the loss of one or more of which, or significant decrease in the number of our engagement may materially and adversely affect our business, financial condition, and results of operations. See Page 16.

●	We extend trade credit to most of our customers. As such, we may be exposed to the credit risks of our customers while remaining subject to satisfying payment obligations to our suppliers, and our financial position and results of operations may diminish if we are unable to collect trade receivable. See Page 17.

●	The failure of delivery of marine fuel timely to our customers, which would adversely affect our reputation, business, financial condition, and results of operations. See Page 17.

●	Material disruptions in the availability or supply of marine fuel would have an adverse effect on our business, financial condition, and results of operations. See Page 18.

●	The marine fuel that we purchase from our suppliers may fail to meet the contractual specifications that we have agreed to supply to our customers and, as a result, we could lose business from those customers and be subject to claims or other liabilities, and it would have an adverse effect on our business, financial condition and results of operations. See Page 18.

●	Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations. See Page 18.

●	We are dependent on our senior management team and other key employees, and the loss of any such personnel could materially and adversely affect our business, operating results and financial condition. See Page 18.

●	Any negative publicity with respect to the Company, the Operating Subsidiaries, our directors, officers, employees, shareholders, or other beneficial owners, our peers, business partners, or our industry in general, may materially and adversely affect our reputation, business, and results of operations. See Page 19.

●	We may be subject to disputes, legal proceedings, and proceedings and may not always be successful in defending ourselves against such claims or proceedings. See Page 20.

●	Fluctuations in foreign exchange rates could materially affect our financial condition and results of operations. See Page 21.

●	Laws, regulations, technological, political, and scientific developments regarding climate change and fuel efficiency may decrease demand for the fuels we distribute, and the failure to adapt to market trends in the bunkering industry would adversely affect our business. See Page 21.

●	Our business is subject to various laws and regulations around the world; failure to comply with these provisions, as well as any adverse changes in applicable laws and regulations in relation to us, our suppliers and customers, may restrict or prevent us from doing business in certain countries or jurisdictions, require us to incur additional costs in operating our business or otherwise materially adversely affect our business. See Page 22.

●	Information technology failures and data security breaches would have an adverse effect on our business, financial condition and results of operations. See Page 23.

●	Natural disasters, acts of God, wars, epidemics and other events may adversely affect our business operations, financial condition and results of operations. See Page 23.

●	The demand for our services is easily affected by unpredictable factors, and our results of operations can be affected by critical factors associated with the demand for marine fuel, such as the changes in the global and regional economic, financial and political conditions and the level of international trade. A decline in international trade would adversely affect our business, financial condition and results of operations. See Page 24.

●	Our business operations may be materially adversely affected by negative impacts on the global economy, capital markets, or other geopolitical conditions resulting from the recent invasion of Ukraine by Russia and subsequent sanctions against Russia, Belarus, and related individuals and entities. Current volatility remains in the crude oil, fuel, and the marine fuel markets around the globe. See Page 25.

●	If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired. See Page 26.

Risks Relating to Doing Business in Hong Kong

●	All of our operations are in Hong Kong. However, due to the long-arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Ordinary Shares. Our Operating Subsidiary in Hong Kong may be subject to certain PRC laws and regulations, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Ordinary Shares. Furthermore, the changes in the policies, laws, regulations, rules, and the enforcement of laws of Mainland China may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the Mainland China legal and regulatory system cannot be certain. See Page 27.

●	There remain some uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval. We may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. See Page 28.

●	Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business. See Page 31.

●	If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. See Page 32.

●	The enactment of the law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries, which represent substantially all of our business. See Page 32.

●	The enforcement of laws and rules and regulations in PRC can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our Operating Subsidiary’s operations and/or the value of the securities we are offering. See Page 33.

●	There are political risks associated with conducting business in Hong Kong. See Page 33.

●	Because our business is conducted in Hong Kong dollars and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments. See Page 34.

Risks Relating to Our Corporate Structure

●	We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless. See Page 34.

●	You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management based on Hong Kong laws. See Page 35.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under BVI law. See Page 35.

Risks Relating to our Ordinary Shares

●	Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. See Page 36.

●	We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares. See Page 38.

●	Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares. See Page 39.

●	Shares eligible for future sale may adversely affect the market price of our Ordinary Shares, as the future sale of a substantial amount of issued and outstanding Ordinary Shares in the public marketplace could reduce the price of our Ordinary Shares. See Page 39.

●	If we cannot satisfy, or continue to satisfy, the continued listing requirements and other rules of Nasdaq Capital Market, although we are exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our Ordinary Shares may not be listed or may be delisted, which could negatively impact the price of our Ordinary Shares and your ability to sell them. See Page 40.

●	We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Ordinary Shares less attractive to investors. See Page 41.

●	We incur increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company. See Page 41.

●	We are a “foreign private issuer” and a BVI company, and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects. See Page 42.

Risks Relating to Our Business and Operations

We are materially dependent on our suppliers for the supply of marine fuel during FY2024, FY2023 and FY2022, and any disruption, non-performance and delayed performance of these suppliers may adversely affect our operations and substantially impact our financial results.

For the fiscal years ended December 31, 2024, 2023 and 2022, the amount of purchases from our five largest suppliers accounted for approximately 81.7%, 82.2%, and 85.2%, respectively, of our total cost of revenue; and the purchases from our largest supplier accounted for approximately 38.5%, 42.2%, and 55.5% of total cost of revenue, respectively.

We cannot assure that there will be no deterioration in our relationships with our current suppliers, especially the top five largest suppliers, which would have an impact on our ability to secure future purchases of marine fuel. Disruptions in the business activities of our suppliers may have negative impacts on our operations.

There are operational risks inherent to the business activities of our suppliers, such as labor strikes, severe outbreaks of contagious diseases, epidemics, or pandemics, not least the COVID-19 pandemic, or financial difficulties which our suppliers may face. We may also encounter the risks associated with non-performance, unsatisfactory, or delayed performance by our suppliers. Material disruptions in the availability or supply of oil may have an adverse effect on our suppliers. In addition, any political instability, natural disasters, terrorist activity, piracy, military action or other similar conditions may disrupt the availability or supply of oil and consequently decrease the supply of marine fuel. Decreased availability or supply of marine fuel may reduce our operating results, revenues and results of operations. There is no assurance that our suppliers, our business partners and other service providers will at all times perform at a satisfactory level. Any shortage of or delay in the supply of marine fuel by our suppliers would affect our ability to fulfil our customers’ demand.

We cannot assure that the fuels or the service provided by our suppliers will always meet our customers’ fuel delivery requirement. In case there is any error or delay due to various reasons, including but not limited to weather condition, natural disaster, trade restrictions, embargo and human negligence, the marine may not be delivered to the assigned destination within the expected schedule, quality and condition. If our suppliers and service providers are unable to meet our customers’ standards and requirements and we are unable to find suitable alternatives promptly, our reputation within the industry and therefore our business, sales performance and results of operations could be adversely affected.

In the event of occurrence of the above, we may have to source cargo fuels from other existing or new suppliers for our customers within a tight time constraint. If our suppliers are unable to meet our customers’ delivery and fueling requirement, or if we are unable to find suitable alternatives promptly in the event of disruptions in the business activities of our suppliers, our reputation and therefore our business, sales performance and results of operations could be adversely affected. If we are not able to maintain or expand our relationships with our major suppliers, our ability to deliver our products and services in a timely manner may be impaired and we could be required to incur additional expenses to secure alternative suppliers. The disruption in our supply or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products and services.

We rely on our suppliers from which we purchase marine fuel to provide trade credit terms to adequately fund our on-going operations, any reduction or termination of trade credit from our suppliers would adversely affect our business.

Our business is impacted by the availability of trade credit provided by to fund marine fuel purchases. We are generally required by our suppliers to settle the full payment of our orders with payment terms up to 30 days. In general, the trade credit and its payment term provided to us by the suppliers would be reviewed and assessed by our suppliers from time to time. There is no assurance that our suppliers would maintain the trade credit and/or credit terms offered to us. An actual or perceived downgrade in our liquidity or operations could cause our suppliers to seek credit support in the form of additional collateral, limit the extension of trade credit, or otherwise materially modify their payment terms. Any material changes in our payment terms, or availability of trade credit provided by our suppliers, especially those major oil companies, could impact our liquidity, results of operations, financial condition and ability to make distributions to our customers.

Furthermore, our trade credit is granted by different suppliers in different ports. In the event that our customers request us to provide vessel refueling services at designated ports, at which the local suppliers can only provide limited trade credit, we may need to settle the cost of purchases to those suppliers with payment in advance. This will adversely affect our working capital, business, financial condition and results of operations.

We are susceptible to the fluctuations in marine fuel price. Any volatility in marine fuel price may adversely affect our working capital requirements and financial condition.

We are subject to risks associated with the availability and price of marine fuel, and the fuel prices have fluctuated dramatically over recent years. Future fluctuations in the availability and price of fuel could adversely affect our results of operations. Marine fuel prices may fluctuate due to factors out of our control. These factors include, among others, global economic conditions, natural or man-made disasters, adverse weather conditions, general political conditions, acts of war or terrorism and instability in oil producing regions, particularly in the Middle East, Russia, Africa and South America, changes in global crude oil prices, expected and actual supply of and demand for marine fuel, changes in laws and regulations related to environmental matters (including those mandating or incentivizing alternative energy sources or otherwise addressing global climate change), changes in pricing or production controls by oil producing countries and cartels or the Organization of the Petroleum Exporting Countries (“OPEC”), economic sanctions imposed against oil-producing countries or specific industry participants, technological advances affecting energy consumption and supply, energy conservation efforts, price and availability of alternative fuels, terrorist activities, armed conflict, tariffs, sanctions, other changes to trade agreements and world supply and demand imbalance.

In addition, the supply of fuel and our costs could be adversely affected in the event of a shortage or oversupply of product, which could result from, among other things, the Russian invasion of Ukraine and the sanctions imposed on Russia and other countries, interruptions of fuel production at oil refineries, new supply sources, sustained increases or decreases in global demand and have no guarantee an uninterrupted, unlimited supply of marine fuels. As such, our revenues and gross profit can increase or decrease significantly and rapidly over short periods of time and potentially adversely impact our business, financial condition, and results of operations. The volatility in crude oil and fuel costs and sales prices makes it difficult to forecast future gross profits or predict the effect that costs and sales price fluctuations will have on our operating results and financial condition.

Fuel shortages, changes in fuel prices and the potential volatility may adversely impact our results of operations and overall profitability. Our profitability is correlated with the fluctuation of refueling fee charged to our customers. As the market prices of crude oil, and, correspondingly, the market prices of marine fuels, experience significant and rapid fluctuations, we attempt to pass along wholesale price changes to our customers; however, we are not always able to do so immediately. If we cannot pass on the cost in full to our customers, our results of operations may be materially and adversely affected.

The fluctuations in marine fuel price may also affect our working capital requirements. Since our operation scale is limited by our working capital, for a given period of time, if the marine fuel prices increase substantially as a result of policies or controls imposed by the relevant regulatory authorities, we could purchase less marine fuel from our suppliers with the same level of financial resources and same trade credit offered by our suppliers. In the event that there is a significant increase in the price of marine fuel, we might require additional working capital in order to fulfil our customers’ need. If the marine fuel price increases significantly and we cannot obtain sufficient financial resources and improve our cash flow in time to ensure we can procure similar amount of marine fuel from our suppliers, we may not be able to deliver as much marine fuel to customers as we could when the marine fuel price is at a relatively low level and our profitability may be adversely affected, and the requirement for additional working capital may tighten our operating cash flows, which may in turn adversely affect our financial condition.

The industry in which we operate is competitive, and there can be no assurance that we can compete successfully in the future and adequately address the downward pricing pressure.

The bunkering industry in the Asia Pacific region is highly competitive and fragmented, with approximately 100 companies offering similar services in the region. Not only do we have to compete with other bunkering facilitators, but we also face competition from local physical distributors that supply marine fuel directly to ship operators, and the bunkering arms of oil majors or traders may also directly engage in the provision of vessel refueling services to vessels across the Asia Pacific.

Our competitors range from small marine fuel logistics service providers that operate within a limited geographic area to larger companies with substantially greater financial and other resources. Competitions within the bunkering industry remain intensive, and if we fail to maintain our competitive advantages, we could lose market share, which would have an adverse effect on our business, financial condition and results of operations. In addition, some of our suppliers, such as major fuel suppliers or oil companies, have also set up subsidiaries to offer bunkering facilitator services, which directly compete with our business. We also cannot guarantee that our customers would not bring in-house some of the services we provide to them, and as a result, the demand for our services could drop.

Competition within the industry may adversely affect our customer base and market share. Many of our competitors periodically reduce their rates to unusually low levels in order to gain business, especially in an economic downturn, as a strategic attempt to undercut one another and capture greater market share. Although such pricing strategy is usually considered unsustainable in the long-term, it may adversely affect our business in the short-term. Furthermore, the vessel refueling industry continues to consolidate. As a result of such consolidation, our competitors may increase their market share and improve their financial capacity and strengthen their competitive positions.

Besides, business combinations could also result in competitors providing a wider variety of services at competitive prices, which could adversely affect our financial performance. We may lose key members of our management team and experienced employees (in particular those who have established relationships with our customers) to our competitors. A major driver for our customers to use third-party bunkering service providers is the high cost and degree of difficulty associated with developing in-house vessel refueling expertise and operational efficiencies. If, however, our customers are able to develop their own solutions, increase utilization of their in-house compatibility, reduce their service spending on us, or otherwise choose to terminate our services, our business and operating results may be materially and adversely affected.

As a result, we may not be able to compete effectively with our existing or potential competitors. The competitive pressures may cause a decrease in our volume and compel us to adopt a more competitive pricing strategy by lowering our profit margin in order to maintain our customer base and market share. There can be no assurance that we can compete successfully with other industry players for customers in the future. If we are unable to maintain our customer base, our business, financial condition and results of operations could be adversely affected.

Our profitability is susceptible to the volatility and uncertainties in demand and supply for marine fuel. We may fail to aggregate sufficient demand from our customers to negotiate a favorable price of marine fuel from our suppliers and this would adversely affect our business, financial condition and results of operations.

We procure the supply of marine fuel, based on our estimation regarding the existing and anticipated customer demand. Then, we aggregate the demand of marine fuel from our customers in different ports over a period of time and in turn, we negotiate with our suppliers for bulk purchases. In the event that we do not aggregate sufficient demand from our customers, we may not be able to have the bargaining power to negotiate a favorable pricing of marine fuel from our suppliers which, in turn, we are not able to offer competitive price to our customers. Our inability to provide competitive prices to our customers would have a detrimental effect on our business, financial condition and results of operations.

We do not maintain any inventory since our role and operation is facilitating and arranging our suppliers to make direct delivery of marine fuel to our customers’ vessels. However, we could be subject to inventory risks if the ownership of marine fuel is passed to us before it is transferred to our customers. Even though we have entered into contracts with our suppliers, such contracts are not related to any of our contracts with our customers, and as such there is no guarantee that any marine fuel purchased under such contracts with our suppliers will be sold to our designated customers. Pursuant to the arrangement or agreement with our supplier, we are committed to paying the agreed volume of the marine fuel irrespective of whether we are able to sell those marine fuel in full to our customers. If we fail to do so, we may not be able to fully recover the costs of the relevant fuel acquired, and our results of operations may suffer. Furthermore, if we are unable to consume sufficient marine fuel from our suppliers to meet the base quantity under contracts with our suppliers, our suppliers have the right to file a claim against us, which, in turn, will adversely affect our business, financial condition and results of operations. In addition, in the event that the marine fuel supplied to our customers don’t satisfy the specifications (i.e., quantities and qualities) of the requested marine fuel as defined in a purchase contract with our customers, our customers may reject the nonconforming marine fuel and seek remedies from us, which, in turn, will adversely affect our business, financial condition and results of operations as well.

Also, the unanticipated changes in the price of oil and gas may also negatively affect our business. A rapid decline in fuel prices could decrease our profitability because if we were to purchase the fuel from the suppliers when fuel prices are high without having a corresponding sales contract in place, we may not be able to resell it at a profit. Conversely, increases in fuel prices can adversely affect our customers’ businesses, and consequently increase our credit losses. Increases in fuel prices could also affect the credit limits extended to us by our suppliers and our working capital requirements, potentially affecting our liquidity and profitability. In addition, increases in oil prices will make it more difficult for our customers to operate and could reduce demand for our services.

We generally do not enter into any long-term contracts with our customers, we may not be able to maintain a stable source of revenue generated, and we cannot assume that our customers will continue to use our vessel refueling services, nor can we accurately forecast future orders from our customers.

We generally do not enter into long-term agreements with our customers. Our customers place orders with us based on their specific needs and arrangements of their shipping routes and schedules. They place orders with us based on term contracts (i.e., agreements for purchase of our vessel refueling service, where the premium is fixed over the entire duration of the contract, which has a typical length of three months), or spot contracts (i.e., agreements for immediate purchase of our vessel refueling service, which has a typical length of one day). Our customers are not obliged to continue to use our vessel refueling services at a level similar to that in the past or at all. As a result, our future business depends on our ability to secure orders from existing customers and procuring orders from new customers, and we cannot guarantee that our current customers will continue to utilize our services or that they will continue at the same levels.

Customer’s demand could be affected by unpredictable factors, such as regional and global political and economic conditions. The volume of their orders and booking might vary significantly, and it is difficult for us to forecast future orders accurately. Our customers’ level of demand may fluctuate due to factors out of our control, such as changes in their business strategies, purchasing preferences and product trends. Our revenue is therefore susceptible to fluctuations in the demand for our service and product from our customers and the cancellations of existing customer contracts.

For the fiscal years ended December 31, 2024, 2023, and 2022, approximately $90,783,673, $45,205,250 and $ 33,154,572 of our revenues were generated from our existing customers, representing 92.5%, 44.3% and 44.3% of our total revenue, respectively.

We strive to maintain good relationships with our existing customers and develop new relationships with potential customers. There is no assurance that our existing customers will not engage other bunkering facilitator whom they perceive to offer lower prices or better services than ours. If any of our major customers terminates its business relationship with us, and we fail to secure new customers or new orders from other existing customers in a timely manner, our business operations, financial performance and profitability would be adversely affected. There is no certainty that we will continue to generate a stable revenue from our customers, any significant reduction of orders from our customers could materially affect our business, financial condition and results of operations.

We derive a significant portion of our revenue from few major customers with whom we do not enter into long-term contracts, and therefore, any significant changes in our relationships with our major customers, the loss of one or more of which, or significant decrease in the number of our engagement may materially and adversely affect our business, financial condition, and results of operations.

A substantial portion of our revenue was derived from a relatively small number of customers during the last three years. For the fiscal years ended December 31, 2024, 2023, and 2022, the revenue from our five largest customers accounted for approximately 53.8%, 44.3%, and 44.3%, respectively, of our total revenue; and the revenue attributable to our largest customer accounted for approximately 23.6%, 20.3%, and 11.3% of our total revenue, respectively. Accordingly, we are heavily dependent on the relationships with our five largest customers. There is no assurance that our major customers will continue to use our vessel refueling services or that we can successfully maintain our relationships with them in the future. If we were to either lose one of our major customers or have a major customer significantly reduce its volume of business with us, our business, our results of operations and financial condition could be materially and adversely affected, unless we are able to promptly secure suitable projects of a comparable size and quantity as replacements from other existing and new customers. We expect that we will continue to depend on a relatively small number of customers for a significant portion of our net revenue and may continue to experience fluctuations in the distribution of the revenue among our largest customers. The volume of sale from specific customers is likely to vary from year to year, especially since we do not have long-term commitments from any of our customers to purchase our services. A major customer in one year may not provide the same level of revenues for us in any subsequent year. Furthermore, if we experience difficulties in the collection of our accounts receivables from our major customers, our results of operation may be materially and adversely affected. These customers could choose to divert all or a portion of their business with us to one of our competitors, demand pricing concessions for our services, require us to provide enhanced services that increase our costs, or develop their own vessel refueling capabilities. Therefore, our business, financial condition, and results of operations could be materially and adversely affected, given our dependence on our major customers.

We extend trade credit to most of our customers. As such, we may be exposed to the credit risks of our customers while remaining subject to satisfying payment obligations to our suppliers, and our financial position and results of operations may diminish if we are unable to collect trade receivable.

We extend trade credit to most of our customers. To stay competitive, sometimes we need to attract business by extending trade credit to our customers. Our credit procedures and policies do not fully eliminate customer credit risk. Our financial position and profitability depend largely on the credit worthiness of our customers and their ability to settle the outstanding amount owed to us in accordance with the credit periods we have granted to them. Any credit losses, if significant, would diminish our financial position and results of operations. Furthermore, the adverse changes in credit markets in Asia or globally may cause these numbers to increase if our customers cannot borrow money and are illiquid. We may not be able to collect on the outstanding balances of our customers if any of our customers enter bankruptcy proceedings.

During FY2024, FY2023, and FY2022, the payment terms of our customers who are international container liner operators are generally up to 30 days. Meanwhile, the payment terms to our suppliers are generally up to 30 days. As of December 31, 2024 and 2023, our accounts receivables amounted to approximately $7,720,366 and $7,916,288, respectively. Payment delays, cancellations or defaults by our customers may be caused by its insolvency or bankruptcy, or insufficient financing or working capital due to late payments by their respective customers. If we are not able to collect our trade receivables on time, while remaining obligated to satisfy our ongoing payment obligations to our suppliers, we may be required to consider alternative sources of financing and/or defer on our own payment obligations. This may have a negative impact on our cash flow and we may have insufficient working capital to run our day-to-day operations.

We cannot assure that we will collect all our trade receivables on time and that our customers will be able to fulfil their payment obligations. In some instances, we may not be able to enforce our contractual rights to receive payment through legal proceedings. Should we experience any unexpected delay or difficulty in collections from our customers, our operating results and financial condition may be adversely affected as well. In addition, if our trade receivables increase significantly from current levels, our bank financing and interest expenses would increase, adversely affecting our profitability. We cannot assure you that the risk of default by our customers will not occur in the future.

The failure of delivery of marine fuel timely to our customers, which would adversely affect our reputation, business, financial condition and results of operations.

We arrange third party suppliers to handle the physical distribution of marine fuel to vessels. The failure of third parties to physically deliver the marine fuel in accordance with the contractual terms would arise from various causes, including but not limited to, interruption of their business, such as, bunker barge engine failure with no alternative bunker barges available. We might need to arrange another supplier to handle the physical delivery of marine fuel, which may cause delay in meeting our customer’s requirements. In the event that no other supplier is available to handle the physical delivery, our relationships with our customers may be adversely affected and we may be subject to claims and other liabilities, which, in turn, would have an adverse effect on our business, financial condition and results of operations.

We believe that the reputation we have built over the years serves a significant role in attracting customers and securing our customers’ orders. Whether or not we can maintain or promote our reputation depends largely on our ability to provide vessel refueling services to our customers in a timely manner. If we fail to meet their needs or are unable to deliver marine fuel requested by them at the designated port in a timely manner, our customers may no longer perceive our services to be of a high quality and our reputation would be adversely affected. This will, in turn, adversely affect our business, financial condition and results of operations.

Material disruptions in the availability or supply of marine fuel would have an adverse effect on our business, financial condition and results of operations.

Our business depends on our ability to successfully source and arrange physical delivery of marine fuel for refueling our customers’ vessels. There are a number of factors out of our control that would materially disrupt the availability or supply of marine fuel or our ability to arrange physical delivery in a timely manner. In certain ports, we use one or a limited number of suppliers for the provision of vessel refueling services. If our suppliers do not have sufficient supply of marine fuel at designated ports to meet our customers’ needs and we cannot find any alternative suppliers, we may lose our customers, which may adversely affect the profitability of our business.

The marine fuel that we purchase from our suppliers may fail to meet the contractual specifications that we have agreed to supply to our customers and, as a result, we could lose business from those customers and be subject to claims or other liabilities, and it would have an adverse effect on our business, financial condition and results of operations.

We source marine fuel from various suppliers. Although we take measures to ensure the quality of the marine fuel that we supply, if the marine fuel that we arrange for refueling our customers’ vessels fails to meet the specifications we have agreed to with our customers, we would incur significant liabilities should a customer initiate a claim or a lawsuit against us. In addition, our relationship with our customers may be adversely affected or we could lose our customers. Our insurance policies that protect us against most of the risks involved in the conduct of our business may not be adequate and we may not always have effective remedies available to us against our suppliers if they supply marine fuel that fails to meet contractual specifications, and any attempt to enforce our rights would be costly and time consuming. As a result, our financial condition and results of operations would be adversely affected.

Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations.

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. Prior to the completion of our IPO in October 2024, we were a private company mainly operating our businesses in Hong Kong. Since our listing on the Nasdaq Capital Market, our company has become subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

We are dependent on our senior management team and other key employees, and the loss of any such personnel could materially and adversely affect our business, operating results and financial condition.

We believe that our performance and success is, to a certain extent, attributable to the extensive industry knowledge and experience of our key executives and personnel. Our management team led by Mr. Tak Wing Ho, our Chief Financial Officer and the Chairman of the Board, and Ms. Ying Ying Chow, our Director and Chief Executive Officer, are essential to our success due to their substantial experiences and connections in the bunkering industry, market development skills and expertise in managing our operations. In addition, the relationships and reputation that our management team have established and maintained with our customers and suppliers contribute to our ability to maintain good business relationships with them.

If any of our directors or our senior management is unable or unwilling to continue in the present position and we are unable to find suitable replacement with similar knowledge, skills, experience and expertise in a timely manner, there could be an adverse impact to our business, results of operations and profitability of our business. Even if replacement could be made, additional expenses may be incurred in recruiting, training or retaining such personnel, and strategic objectives at a similar cost may not be achieved. Moreover, it would be detrimental to us if any of our key personnel or senior management joins our competitors or forms a company that competes with us. Under such circumstances, our competitive position and business prospects may be materially and adversely affected. As a result, the departure of any of our key management members would be disruptive to our business development and would have an adverse effect on our business and financial condition. We cannot guarantee that the services of such personnel will continue to be available to us or that we will be able to promptly recruit qualified and competent replacements.

Additionally, our continued success depends on our ability to attract and retain new talents. Given that the competition for these key personnel in our industry is intense, any failure to attract and retain such skilled personnel may affect our business operations, financial performance and future prospects of our Company.

We have not obtained any “key-person” life insurance policies on any member of our senior management or key personnel. As a result, we would not be protected against the associated financial loss if we were to lose the services of members of our senior management team.

Our growth prospects may be limited if we do not successfully implement our future plans and growth strategy.

We devise our future plans as set out in the sections headed “Item 4. Information on the Company – 4.B. Business Overview — Growth Strategies” and “Item 14.E. Use of Proceeds” based on circumstances currently prevailing and bases on assumptions that certain circumstances will or will not occur, as well as the risks and uncertainties inherent in various stages of implementation. The successful implementation of our business strategies is subject to various uncertainties and contingencies, such as the growth of the market, availability of funds, competition and government policies. Our growth is based on assumptions of future events which include (a) the relationships with our existing customers and suppliers; (b) our ability to develop our industry network with upstream marine fuel supplier and downstream customers; (c) the effectiveness of our management effort in overseeing our expansion; (d) continuous growth of the marine transportation in Asia Pacific; and (e) our ability to retain key staff in the management and the operational departments.

Furthermore, our future business plans may be hindered by other factors that are beyond our control, such as the availability of sufficient working capital and cash flows, the threat of competitors and substitutes, new market entrants, an economic downturn or changes in market conditions or performance, all of which may delay or impede the implementation of our business strategies. Therefore, there is no assurance that any of our future business plans will materialize or result in the conclusion or execution of any agreement within the planned timeframe, or that our objectives will be fully or partially accomplished. Any delay or failure to successfully implement our business strategies may result in the loss in sales and failure to meet profit projections, any of which may adversely affect our business, operating results and financial condition.

Our prospects must be considered in light of the risks and challenges which we may encounter in various stages of the development of our business. If the assumptions which underpin our future plans prove to be incorrect, our future plans may not be effective in enhancing our growth, in which case our business, financial condition and results of operations may be adversely affected.

Any negative publicity with respect to the Company, the Operating Subsidiary, our directors, officers, employees, shareholders, or other beneficial owners, our peers, business partners, or our industry in general, may materially and adversely affect our reputation, business, and results of operations.

Our reputation and brand recognition play an important role in earning and maintaining the trust and confidence of our existing and prospective customers. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Negative publicity about us, such as alleged misconduct, other improper activities, or negative rumors relating to our business, shareholders, or other beneficial owners, affiliates, directors, officers, or other employees, can harm our reputation, business, and results of operations, even if they are baseless or satisfactorily addressed. These allegations, even if unproven or meritless, may lead to inquiries, investigations, or other legal actions against us by any regulatory or government authorities. Any regulatory inquiries or investigations and lawsuits against us, and perceptions of conflicts of interest, inappropriate business conduct by us or perceived wrongdoing by any key member of our management team, among other things, could substantially damage our reputation regardless of their merits, and cause us to incur significant costs to defend ourselves. Moreover, any negative media publicity about our industry in general or service quality problems of other firms in the industry in which we operate, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain customers, third-party partners, and key employees could be harmed and, as a result, our business, financial position, and results of operations would be materially and adversely affected.

We may grow, in part, through acquisitions, which involve various risks, and we may not be able to identify or acquire companies consistent with our growth strategy or successfully integrate acquired businesses into our operations.

We may pursue opportunities to expand our business by acquiring other companies in the future. Acquisitions involve risks, including those relating to:

●	identification of appropriate acquisition candidates;

●	negotiation of acquisitions on favorable terms and valuations;

●	integration of acquired businesses and personnel;

●	integration of information technology systems;

●	implementation of proper business and accounting controls;

●	ability to obtain financing, at favorable terms or at all;

●	diversion of management attention;

●	retention of employees and customers;

●	non-employee driver attrition;

●	unexpected liabilities;

●	detrimental issues not discovered during due diligence.

Acquisitions also may affect our short-term cash flow and net income as we expend funds, potentially increase indebtedness and incur additional expenses. If we are not able to identify or acquire companies consistent with our growth strategy, or if we fail to successfully integrate any acquired companies into our operations, we may not achieve anticipated increases in revenue, cost savings and economies of scale, our operating results may actually decline and acquired goodwill and intangibles may become impaired.

We may be subject to disputes, legal proceedings, and proceedings and may not always be successful in defending ourselves against such claims or proceedings.

We may be subject to claims and litigation related to labor and employment, contractual claims with customers, suppliers and other parties, business practices, environmental liability and other matters, including with respect to claims asserted under various other theories of agency or employer liability. Claims against us may exceed the amount of insurance coverage that we have or may not be covered by insurance at all. There is no assurance that we may be able to resolve every instance of a dispute by way of negotiation and/or mediation with the relevant parties. If we fail to do so, it may lead to legal and other proceedings against us, and consequently we may have to incur significant expenses for defending ourselves or initiate proceedings against other parties to protect our interest. Furthermore, if we fail to obtain favorable outcomes in such proceedings, we may be liable to pay significant amounts of damages which may adversely affect our operations and financial results.

We cannot assure that the insurance policies we have taken out are always able to cover all losses we sustain during the course of our business operations, and any uninsured losses incurred, may be substantial and therefore adversely affect our operations and financial results.

We also maintain insurance coverage of employee’s compensation, and public liability insurance. Because of these significant self-insured exposures, insurance and claims expense may fluctuate significantly from period-to-period. Additionally, our ability to obtain and maintain adequate insurance and the cost of such insurance may be affected by significant claims and conditions in the insurance market over which we have no control.

We cannot assure that the insurance policies we have taken out are always able to cover all losses we sustain during the course of our business operations as it is not always possible to accurately predict and quantify how much loss we will suffer from potential claims. We may fail to establish sufficient insurance reserves and adequately estimate for future insurance claims. In the case of an uninsured loss or a loss in excess of insured limit, we may be required to pay for losses, damages and liabilities out of our own funds. The occurrence of an event that is not fully covered by insurance, the loss of insurance coverage or a material increase in the cost of insurance could have a material adverse effect on our business, financial condition, results of operations and cash flows.

With respect to losses that are covered by our insurance policies, it may be a difficult and lengthy process to recover such losses from insurers. In addition, we may be unable to recover the amount from the insurer. Even we are able to recover certain losses from our insurers, our premiums might increase and it might be hard for us to renew our insurance policies. Therefore, if we are held liable for uninsured losses or amounts and claims for insured losses exceeding our insurance coverage, our operations and financial results may be adversely affected.

Fluctuations in foreign exchange rates could materially affect our financial condition and results of operations.

The majority of our business transactions are denominated in U.S. dollars. In certain markets, however, payments to some of our fuel suppliers and from some of our customers are denominated in local currency. We also have certain liabilities, primarily for local transaction outside of Hong Kong, including income and transactional taxes, which are denominated in foreign currencies. This subjects us to foreign currency exchange risk. Although we generally use hedging strategies to manage and minimize the impact of foreign currency exchange risk when available, these hedges may be costly and at any given time, only a portion of this risk may be hedged. Accordingly, our exposure to this risk may be substantial and fluctuations in foreign exchange rates could adversely affect our profitability.

In addition, many of our customers are based outside of Hong Kong and may be required to purchase U.S. dollars to pay for our products and services. A rapid depreciation or devaluation in currency that affects our customers could have an adverse effect on their operations and their ability to convert local currency to U.S. dollars in order to make required payments to us. This could, in turn, increase our credit losses and adversely affect our business, financial condition, results of operations and cash flows.

Laws, regulations, technological, political and scientific developments regarding climate change and fuel efficiency may decrease demand for the fuels we distribute, and the failure to adapt to market trends in the bunkering industry would adversely affect our business.

Laws, regulations, technological, political and scientific developments regarding climate change and fuel efficiency may decrease demand for the marine fuels, and the trends in the bunkering industry can have a significant impact on our business and operation. These trends include but not limited to shifts in fuel preferences, technological advancements, regulatory changes, and growing environmental awareness. We must constantly monitor the industry trends and stay abreast of the latest trends, however, there is no guarantee that we will be able to respond effectively and adapt to these changes in time.

Technological advancements can affect the demand for fuels and the overall fuel consumption patterns. New technologies that increase fuel efficiency or laws or regulations to increase fuel efficiency, reduce consumption or offer alternative fuel sources for ships (such as liquefied natural gas (the “LNG”), are sulfur free and can be used alone or either in combination with conventional fuel oil to achieve decarbonization of shipping transportation and the enhancement of environmental protection) may result in decreased demand for marine fuel. These developments could potentially have a material adverse effect on our business, financial condition, results of operations and future prospects. Our failure to invest in new infrastructure and capabilities to support emerging fuel technologies would have an adverse impact on our business. Developments aimed at reducing greenhouse gas emissions’ contribution to climate change may decrease the demand or increase the cost for the marine fuels we distribute and sell. Attitudes toward these products and their relationship to the environment may significantly affect our effectiveness in marketing and sales. There is no guarantee that we can adjust our offering of products efficiently to meet our customers’ demands. And if we fail to implement sustainable practices or provide eco-friendly fuels that our customers prefer, our business would be adversely affected.

In addition, governments could enact legislation or regulations that attempt to control or limit greenhouse gas emissions such as carbon dioxide. Such laws or regulations could impose costs tied to carbon emissions, operational requirements or restrictions, or additional charges to fund energy efficiency activities. They could also provide a cost advantage to alternative fuels, impose costs or restrictions on end users of marine fuel, or result in other costs or requirements, such as costs associated with the adoption of new infrastructure and technology to respond to new mandates. The options to comply with tightened environmental protection laws may include switching to alternative fuels such as LNG. If alternative fuels such as LNG become the major marine fuel in the future, there is no assurance that we would be able to adapt to such trend and our business and financial results would be adversely affected.

A climate-related decrease in demand for crude oil could negatively affect our business.

Supply and demand for marine fuel are dependent upon a variety of factors, many of which are beyond our control. These factors include, among others, the potential adoption of new government regulations, including those related to fuel conservation measures and climate change regulations, technological advances in fuel economy and energy generation devices. For example, legislative, regulatory or executive actions intended to reduce emissions of greenhouse gas could increase the cost of consuming marine fuel, thereby potentially causing a reduction in the demand for this product. A broader transition to alternative fuels or energy sources, whether resulting from potential new government regulation, carbon taxes or consumer preferences could result in decreased demand for products like crude oil. Any decrease in demand could consequently reduce demand for our services and could have a negative effect on our business.

Our business is subject to various laws and regulations around the world; failure to comply with these provisions, as well as any adverse changes in applicable laws and regulations in relation to us, our suppliers and customers, may restrict or prevent us from doing business in certain countries or jurisdictions, require us to incur additional costs in operating our business or otherwise materially adversely affect our business.

We provide marine fuel logistic services regionally throughout the Asia Pacific region. We could be affected by any changes in laws and regulations in countries and regions where we provide our services and where our suppliers and customers operate or being registered. In addition, due to the regional nature of our activities and the number of countries in which our services involve, we must continually monitor our compliance with anti-corruption law, trade control and sanctions laws and regulations (including those promulgated and enforced by the Office of Foreign Assets Controls and by other national and supranational institutions). A failure to comply with applicable laws and regulations and maintain appropriate authorizations could result in substantial fines, operational restrictions or possible revocations of authority to conduct operations, which could have a material adverse impact on our business, results of operations and financial condition.

Future regulations or changes in existing regulations, or in the interpretation or enforcement of regulations, could require us, our suppliers, and our customers to incur additional capital or operating expenses or modify business operations to achieve, obtain various permits and/or licenses and maintain compliance with, amongst others, the updated applicable criteria set by the relevant governmental departments or organizations. As such, we may be required to suspend our operations and may not be able to deliver vessel refueling services due to the inability of our suppliers and customers to obtain and maintain the relevant permits and/or licenses in time, based on new laws and regulations. There are circumstances which are out of our control may affect our suppliers’ and customers’ ability to obtain and/or maintain such permits and/or licenses or lead to a suspension or demotion of such permits, licenses and/or qualifications. Furthermore, the validity of these permits and/or licenses may last for a limited period of time and may be subject to periodic reviews and renewal by the relevant governmental departments or organizations. The failure for our suppliers and customers to obtain and maintain the relevant permits and/or licenses will, in turn, indirectly adversely affect our business.

Lastly, various national government agencies may have specific product quality specifications for fuels, including commodities that we distribute. Changes in product quality specifications, such as reduced chemical content in fuel, or other more stringent requirements for fuels, could reduce our ability to procure product, require us to incur additional handling costs and/or require the expenditure of capital. If we are unable to procure product or recover these costs through an increased selling price, we may not be able to meet our financial obligations. Failure to comply with these regulations could result in substantial penalties.

Information technology failures and data security breaches would have an adverse effect on our business, financial condition and results of operations.

Our operation and services are heavily dependent on our ability to communicate and manage the information related to the operation of our business effectively, including order management, order monitoring and tracking, logistics and route optimization, documentation management, invoicing, reporting, and communication. Thus, the efficient operation of these systems is critical to our business. While we take measures to ensure the security of our IT systems, our systems are susceptible to outages from fire, floods, power loss, telecommunications failures, data leakage, virus, human error by our employees, service providers or vendors, hacking and break-ins, cyber-attacks and similar events. A significant disruption in the functioning of these systems could damage our reputation, impair our ability to conduct our business, impact our credit and risk exposure decisions, cause us to lose customers, subject us to litigation and/or require us to incur significant expense to address and remediate or otherwise resolve these issues, which would have an adverse effect on our business, financial condition and results of operations. In addition, we may be required to incur significant costs to protect against damage caused by the possible disruptions or security breaches in the future.

Our business and our reputation could be adversely affected by the failure to protect sensitive customer, employee or vendor data, whether as a result of cyber attacks or otherwise, or to comply with applicable regulations relating to data security and privacy.

In the normal course of business as a wholesale fuel distributor, we collect and maintain personal and business information from our customers, employees, and vendors. While we believe we have implemented appropriate security measures to protect individually identifiable and other sensitive data, breaches, cyberattacks, or other unauthorized access incidents could nonetheless occur.

A cybersecurity breach or system failure resulting in the unauthorized disclosure of personal or sensitive business information could materially and adversely affect our reputation, operating results, and financial condition. Such an event could also increase the costs we incur to protect against future security threats, including potential investments in additional security measures and technologies.

In addition, a material failure to comply with applicable data privacy or cybersecurity laws and regulations could subject us to regulatory investigations, fines, penalties, or litigation. Cyberattacks are rapidly evolving in sophistication and frequency, and despite our efforts to prevent breaches, no security system is impenetrable. A successful cyberattack could adversely affect our reputation, business operations, financial performance, and liquidity, and could lead to significant legal and remediation costs.

Moreover, any data security breach could require us to expend significant additional resources to further strengthen our cybersecurity infrastructure and could divert management’s attention from other critical business matters.

Natural disasters, acts of God, wars, epidemics and other events may adversely affect our business operations, financial condition and results of operations

Natural disasters, acts of God, wars, terrorist attacks, piracy activity or military action epidemics, material interruptions in service or stoppages in transportation and other events which are beyond our control may adversely affect local economies, infrastructures, port facilities and international trade. They may also cause casualty to our employees, closure of ports and disruptions to cargo flows, any of which could materially and adversely affect our results of operations and financial position. Harsh weather could also reduce our ability to transport freight, which could result in decreased revenues.

Our market area is located in a region susceptible to severe typhoon. A severe typhoon could damage the facilities of our suppliers or our customers, as well as interfere with our ability to distribute fuel to our customers or our customers’ ability to operate their locations. If warmer temperatures, or other climate changes, lead to changes in extreme weather events, including increased frequency, duration or severity, these weather-related risks could become more pronounced. Any weather-related catastrophe or disruption could have a material adverse effect on our business, financial condition and results of operations, potentially causing losses beyond the limits of the insurance we currently carry.

Any of such occurrences of natural disasters or the outbreak of avian influenza, severe acute respiratory syndrome, the influenza A (H1N1), H7N9 or another epidemic could cause severe disruption to our daily operations, and may even require a temporary closure. Such closures may disrupt our business operations and adversely affect our results of operations. If any of our employees is suspected of having contracted a contagious disease, we may be required to apply quarantines or suspend our operations. Our operation could also be disrupted if our suppliers, customers or business partners were affected by such natural disasters or health epidemics. Furthermore, any future outbreak may restrict economic activities in affected regions, resulting in reduced business volume, the temporary lack of an adequate work force, and the temporary disruption in the transport of goods to or from overseas which could prevent, delay or reduce freight volumes and could have an adverse impact on consumer spending and confidence levels, all of which could adversely affect our results of operations.

The demand for our services is easily affected by unpredictable factors, and our results of operations can be affected by critical factors associated with the demand for marine fuel, such as the changes in the global and regional economic, financial and political conditions and the level of international trade. A decline in international trade would adversely affect our business, financial condition and results of operations.

Global and regional demands for marine fuel are primarily driven by trade and economic activity as well as the trends and activities in the marine transportation industry, in particular the number of vessels active at sea and the size of order books for new vessels. The marine transportation and bunkering industry has historically experienced cyclical fluctuations due to economic recession, level of international trade activities, downturns in business cycles of our customers, interest and currency rate fluctuations, inflation, trade restrictions, economic sanctions, trade disputes, boycotts, outbreak of wars, changes in regulatory regimes and extreme weather conditions, all of which are beyond our control and the nature, timing and degree of which are largely unpredictable. Any decrease in demand for our services due to cyclical downturns could adversely affect our business, financial condition and results of operations. We are particularly sensitive to changes in regional and/or global political and economic conditions that impact our customers’ transportation volumes and shipping routes.

Economic downturns in one or more countries or regions, particularly in Asia, the European Union, the United States and other countries and regions with consumer-oriented economies, have in the past, and could in the future, reduce international trade volumes, which directly affects the demand for shipping services, and, in turn, the demand for marine fuel. Any reduction in demand for marine fuel would adversely affect our business, financial condition and results of operations.

A tightening of credit in the financial markets or an increase in interest rates may make it more difficult for wholesale customers and suppliers to obtain financing and, depending on the degree to which it occurs, may cause a material increase in the non-payment or other non-performance by our customers and suppliers. Even if our credit review and analysis mechanisms work properly, we may experience financial losses in our dealings with these third parties. A material increase in the non-payment or other non-performance by our customers and/or suppliers could adversely affect our business, financial condition, and results of operations.

Examples of other general economic, financial and political risks include:

●	a general or prolonged decline in, or shocks to, regional or broader macro-economics;

●	regulatory changes that could impact the markets in which we operate, which could reduce demand for our goods and services or lead to pricing, currency, or other pressures; and

●	deflationary economic pressures, which could hinder our ability to operate profitably in view of the challenges inherent in making corresponding deflationary adjustments to our cost and payment structure.

The nature of these types of risks, which are often unpredictable, makes them difficult to plan for, or otherwise mitigate, and they are generally uninsurable, which compounds their potential impact on our business. Any such event could have a material adverse effect on our business, financial condition and results of operations.

Our business operations may be materially adversely affected by negative impacts on the global economy, capital markets, or other geopolitical conditions resulting from the recent invasion of Ukraine by Russia and subsequent sanctions against Russia, Belarus, and related individuals and entities. Current volatility remains in the crude oil, fuel, and the marine fuel markets around the globe.

The Hong Kong, Asia and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the recent invasion of Ukraine by Russia in February 2022. In response to such an invasion, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to Eastern Europe. The United States, the United Kingdom, the European Union, and other countries have announced various sanctions and restrictive actions against Russia, Belarus, and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. The invasion of Ukraine by Russia and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing military conflict in Ukraine are highly unpredictable, the conflict could lead to market disruptions, including significant volatility in commodity prices (including the price of crude oil), credit and capital markets, as well as supply chain interruptions. Additionally, Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and a lack of liquidity in capital markets.

Any of the abovementioned factors, or any other negative impact on the global economy, capital markets, or other geopolitical conditions resulting from the Russian invasion of Ukraine and subsequent sanctions, could adversely affect our business operations. The volatility and the rise in the price of crude oil have increased our costs and prices of our services and the prices we charge to our customers for the marine fuel. As of the date of this annual report, we have not experienced any decrease in orders from our customers, but increases in the price of refined oil products could have an adverse impact on demand and result in lower revenues and higher costs for us which could have a material adverse impact to our results of operations, financial condition and prospects.

The extent and duration of the Russian invasion of Ukraine, resulting sanctions and any related market disruptions are impossible to predict, but could be substantial, particularly if current or new sanctions continue for an extended period of time or if geopolitical tensions result in expanded military operations on a global scale. Any such disruptions may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those related to the market for our securities, or our ability to raise equity or debt financing. If these disruptions or other matters of global concern continue for an extensive period of time, our ability to continue business operations may be materially adversely affected.

The current tension in international trade, particularly with regard to U.S. and China trade policies, may adversely impact our business, financial condition, and results of operations.

As a Hong Kong-based bunkering facilitator, our operations are closely tied to international trade, shipping, and cross-border economic activities. Geopolitical tensions and changes in the relationships between China and other countries, including the United States and neighboring jurisdictions, could have significant adverse impacts on our business and results of operations.

In recent years, geopolitical tensions have escalated, particularly between the United States and China, leading to heightened trade disputes, increased tariffs, and regulatory uncertainty. For example, since February 2025, the U.S. government has proposed raising tariffs on a broad range of Chinese imports, while China has responded with tariff increases on U.S. goods, contributing to volatility in global trade. Although certain consumer goods, such as electronics, have been temporarily exempted from new tariffs, the broader trade environment remains unpredictable. Additionally, both countries continue to impose non-tariff measures, such as sector-specific restrictions and regulatory scrutiny, which can disrupt supply chains and global shipping patterns. As our services support the global marine fuel supply chain, any significant slowdown in international trade, port activity, or cross-border shipping as a result of these tensions could reduce the demand for our bunkering services. Increased tariffs or trade tensions between the United States and China or other key Asia-Pacific economies could disrupt supply chains, reduce cargo volumes, and alter trade routes, leading to reduced demand for vessel refueling services in the region. Furthermore, tariffs on crude oil, refined petroleum products, or shipping equipment could increase the cost of bunker fuel procurement and impact our margins or the pricing competitiveness of our services.

Moreover, the imposition of new trade barriers, sanctions, or regulatory restrictions could lead to:

●	Disruptions in fuel supply sourcing or logistics;

●	Increased operational costs due to compliance with changing regulatory requirements;

●	Reduced demand from international shipping companies or regional operators;

●	Greater difficulty in accessing certain ports, shipping lanes, or markets; and

●	Heightened volatility in fuel pricing and customer demand patterns.

Although Hong Kong maintains a distinct legal and economic system under the "one country, two systems" framework, ongoing changes to the treatment of Hong Kong-origin goods and services in international trade relationships — particularly by the United States — may expose us to additional regulatory or economic risks.

Beyond tariffs and trade policies, the emergence of new foreign investment screening rules also poses potential risks. For example, in January 2025, the U.S. Department of the Treasury issued the final Outbound Investment Rule under Executive Order 14105, regulating outbound investments involving China, Hong Kong, and Macau in sectors related to advanced technology. Although our current operations are not directly involved in sensitive technologies such as semiconductors or artificial intelligence, evolving foreign investment controls and national security regulations may impact investor sentiment toward Hong Kong-based companies generally and could constrain our ability to attract foreign investment or pursue cross-border expansion opportunities.

Global geopolitical developments, including the conflicts in Ukraine and the Middle East, as well as growing protectionist policies in major economies, could further exacerbate instability in international markets. As a result, there can be no assurance that future developments in trade policy, investment regulations, or diplomatic relations will not materially and adversely affect our business, financial condition, or results of operations.

We do not currently maintain directors’ and officers’ liability insurance, which could expose us and our directors and officers to significant risks.

We intend to obtain and maintain directors’ and officers’ liability insurance ("D&O insurance") to cover certain liabilities incurred by our directors and officers in their capacities as such. However, as of the date of this annual report, we have not purchased such insurance. The absence of D&O insurance could expose us, as well as our directors and officers, to significant risks, including personal liability for legal claims arising from actions taken in the course of their duties. If we are unable to obtain D&O insurance on commercially reasonable terms or at all, our directors and officers may be reluctant to serve in their roles due to the potential risk of personal liability, which could negatively impact our ability to attract and retain qualified individuals for key leadership positions. Additionally, in the event of a lawsuit or regulatory proceeding against our directors or officers, we may be required to indemnify them out of our own corporate funds, which could have a material adverse effect on our financial condition and cash flows.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to file a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

The presence of material weaknesses in internal control over financial reporting could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404 of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

If we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of the Ordinary Shares could decline, and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the Ordinary Shares may not be able to remain listed on Nasdaq.

Risks Relating to Doing Business in Hong Kong

All of our operations are in Hong Kong. However, due to the long-arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Ordinary Shares. Our Operating Subsidiary in Hong Kong may be subject to certain PRC laws and regulations, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Ordinary Shares. Furthermore, the changes in the policies, laws, regulations, rules, and the enforcement of laws of Mainland China may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the Mainland China legal and regulatory system cannot be certain.

We have no operations in Mainland China. Our Operating Subsidiary is located and operates its business in Hong Kong, a special administrative region of the PRC. Pursuant to the Basic Law of Hong Kong (“Basic Law”), national laws of Mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

However, due to long-arm provisions under the current PRC laws and regulations, there remains regulatory and legal uncertainty with respect to the implementation of certain PRC laws and regulations to Hong Kong. As a result, there is no guarantee that the PRC government may not choose to implement the laws of Mainland China to Hong Kong and exercise significant direct influence and discretion over the operation of our Operating Subsidiary in the future and, it will not have a material adverse impact on our business, financial condition and results of operations, due to changes in laws, political arrangement, or other unforeseeable reasons.

In the event that we or our Operating Subsidiary in Hong Kong were to become subject to the PRC laws and regulations, the legal and operational risks associated in Mainland China may also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with the legal system in the Mainland China, complex and evolving PRC laws and regulation, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to companies like our Operating Subsidiary and us, given the substantial operations of our Operating Subsidiary in Hong Kong and the PRC government may exercise significant oversight over the conduct of business in Hong Kong.

The laws and regulations in Mainland China are evolving, and their enactment timetable, interpretation, enforcement, and implementation involve significant uncertainties and may change quickly with little advance notice, along with the risk that the PRC government may intervene or influence our Operating Subsidiary’s operations at any time could result in a material change in our operations and/or the value of our securities. Moreover, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with clients in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The laws, regulations, and other government directives in Mainland China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention;

●	cause devaluation of our securities or delisting; and,

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business operations.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Based on our understanding of the PRC laws and regulations currently in effect as of the date of this annual report, as our Operating Subsidiary is located and operates in Hong Kong, we are not currently required to obtain permission from the PRC government to list on a U.S. securities exchange. However, there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded.

The PRC government may intervene or influence our operations at any time or may exert control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between the ultimate holding company and the Operating Subsidiary in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Ordinary Shares, potentially rendering it worthless.

There remain some uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval. We may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law,” or the “PIPL,” which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations. Pursuant to the PIPL, personal data processors (“data processors”) shall meet one of the conditions in order to transmit personal information overseas for their business operations: (i) passing the security evaluation organized by the Cyberspace Administration of China (the “CAC”); (ii) acquiring personal information protection certification from the professional organizations regulated by the CAC; (iii) adopting the standard contract forms stipulated by the CAC when entering into contracts with overseas information receivers, setting forth the rights and obligations of the parties; and (iv) other conditions regulated by laws, regulations and the CAC. Prior to the cross-border provision of personal information of the natural persons, personal information processors shall obtain the approval of the corresponding natural persons and advise them of the overseas receiver’s name, contact information, processing purpose and methods, classification of personal information and information reception procedures, etc.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that in addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or transferred outside the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. CAC has said that under the proposed rules companies holding data on more than one million users must apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also investigate the potential national security risks from overseas IPOs.

On December 24, 2021, the China Securities Regulatory Commission (“CSRC”), together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing.

Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”), which came into effect on March 31, 2023. Compared to the Draft Overseas Listing Regulations, the Trial Administrative Measures further clarified and emphasized that the comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in Mainland China, or its main places of business are located in Mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in Mainland China. On the same day, the CSRC held a press conference for the release of the Trial Administrative Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, provided the exemption from immediate filings for issuers that a) have been listed or have been registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Administrative Measures, b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, and c) will complete the overseas securities offering and listing before September 30, 2023. Nonetheless, such issuers shall carry out the filing procedures as required if they subsequently conduct refinancing or are involved in other circumstances that require filings with the CSRC. Furthermore, the Trial Administrative Measures and its supporting guidelines provide a negative list of types of issuers banned from listing overseas, the issuers’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including change of control and voluntary or forced delisting, after its overseas offering and listing.

Although our Operating Subsidiary in Hong Kong may collect and store certain data (including certain personal information) from our clients, some of whom may be individuals in Mainland China, in connection with our business and operations for “Know Your Customers” purpose, as advised by our PRC Counsel, China Commercial Law Firm, we and our Operating Subsidiary will not be deemed to be an “operator of critical information infrastructure,” any “data processor” carrying out data processing activities, and we are not subject to cybersecurity review by the CAC required to obtain regulatory approval from the CAC nor any other PRC authorities for our and our subsidiaries’ operations Hong Kong, since (i) our Operating Subsidiary is incorporated and operating in Hong Kong only without any subsidiary or variable interest entity structure in Mainland China, and it is unclear whether the Measures for Cybersecurity Review (2021) shall be applied to a Hong Kong company; (ii) as of date of this annual report, our Operating Subsidiary has in aggregate collected and stored the personal information of less than one thousand individuals in Mainland China only and we have acquired the clients’ separate consents for collecting and storing of their personal information and data; (iii) we do not place any reliance on collection and processing of any personal information to maintain our business operation; (iv) data processed in our business should not have a bearing on national security nor affect or may affect national security; (v) all of the data our Operating Subsidiary have collected is stored in servers located in Hong Kong; and (vi) as of the date of this annual report, neither we or our Operating Subsidiary has been informed by any PRC governmental authority of being classified as “operator of critical information infrastructure” or “data processor” that is subject to CAC cybersecurity review or a CSRC review.

Furthermore, based on laws and regulations currently in effect in the PRC as of the date of this annual report, as advised by our PRC Counsel, China Commercial Law Firm, we are not required to obtain regulatory approval from the CSRC or go through the filing procedures under the Trial Administrative Measures before our Ordinary Shares can be listed or offered in the U.S since neither we, nor our subsidiaries, are “PRC domestic companies” which subject to the Trial Administrative Measure, because (i) we are headquartered in Hong Kong, with our officers and all members of the board of directors based in Hong Kong who are not Mainland China citizens; (ii) we do not, directly or indirectly, own or control any entity or subsidiary in Mainland China, nor is it controlled by any Mainland Chinese company or individual directly or indirectly; (iii) we only operate in Hong Kong, all of our revenues and profits are generated by our Operating Subsidiary in Hong Kong, none of our business activities are conducted in Mainland China, and we have not generated revenues or profits from Mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in our audited consolidated financial statements for the same period; (iv) we do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in Mainland China; (v) pursuant to the Basic Law of Hong Kong, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).

However, as further advised by our PRC Counsel, China Commercial Law Firm, given the uncertainties arising from the legal system in Mainland China and Hong Kong, including uncertainties regarding the interpretation and enforcement of the PRC laws and regulations and the significant authority of the PRC government to intervene or influence the offshore holding company headquartered in Hong Kong, there remains significant uncertainty in the interpretation and enforcement of the Trial Administrative Measures, PIPL, relevant Mainland China data privacy, cybersecurity laws and other regulations. It is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our Operating Subsidiary and the continued listing of our Ordinary Shares on the U.S. or other foreign exchanges. As the Trial Administrative Measures are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, we cannot assure you that when and whether we will be subject to such filing requirements, or will be able to get clearance from the CSRC in a timely manner, or at all, even though we believe that none of the situations that would clearly prohibit overseas listing and offering applies to us.

Although we are currently not required to obtain approvals from the PRC authorities to operate our business or list on the U.S. exchanges and offer securities, specifically, we are currently not required to obtain any permission or approval from the CSRC, the CAC or any other PRC governmental authority to operate our business or to list our securities on a U.S. securities exchange or issue securities to foreign investors, we cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. There remains uncertainty as to how the Measures for Cybersecurity Review (2021) will be interpreted or implemented and the relevant PRC governmental authority may not take a view that is consistent with ours. Also, significant uncertainty exists in relation to the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users under the Measures, or if other regulations promulgated in relation to the Measures are deemed to apply to us, our business operations and the continued listing of our Ordinary Shares in the U.S. could be subject to cybersecurity review by the CAC, in the future. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be completed in a timely fashion or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties which could materially and adversely affect our business, financial condition, and results of operations.

Furthermore, if the Trial Administrative Measures, Measures for Cybersecurity Review (2021), the PIPL, become applicable to us or our Operating Subsidiary in Hong Kong, our operation and the continued listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or the CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations, or interpretations change and our Operating Subsidiary become subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiary will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. Compliance with these laws and regulations could significantly increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. If there is a significant change to the current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and/or if we were required to obtain such permissions or approvals in the future in connection with the continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the CSRC, CAC, or other PRC regulatory authorities. It could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into the Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

Although we are not required to obtain regulatory approval regarding the data privacy and personal information requirements from the CAC nor any other PRC authorities for ours and our Operating Subsidiary’s operations in Hong Kong, we are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong.

In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (“PDPO”) imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data which relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should not be kept longer than necessary for the fulfilment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest. The PDPO also confers on the Privacy Commissioner for Personal Data (“Privacy Commissioner”) power to conduct investigations and institute prosecutions. The data protection principles (collectively, the “DPP”), which are contained in Schedule 1 to the PDPO, outline how data users should collect, handle, and use personal data, complemented by other provisions imposing further compliance requirements. The collective objective of DPPs is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfilment of the purposes of using the data. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights, inter alia: (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate. The Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Commissioner may provide legal assistance to the aggrieved data subjects if the Commissioner deems fit to do so. See “Item 4. Information on the Company – 4.B. Business Overview - Regulation” on page 54 of this annual report.

We believe that we have been in compliance with the data privacy and personal information requirements of the PDPO. Moreover, we do not expect to be subject to any cybersecurity review by Hong Kong and PRC government authorities for future offering. However, if we or our Operating Subsidiary conducting business operations in Hong Kong have violated certain provisions of the PDPO, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the PRC government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Trial Administrative Measures published by CSRC on February 17, 2023, which came into effect on March 31, 2023, also have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Mainland China-based issuers. It remains uncertain as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offering and other capital markets activities and due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

It remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiary located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiary. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is a significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from Mainland China or Hong Kong authorities, we will not be able to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Ordinary Shares significantly decline or be worthless.

The enactment of the law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries, which represent substantially all of our business.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, former U.S. President Donald Trump signed into law the Hong Kong Autonomy Act (“HKAA”), into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former and current Chief Executives of HKSAR, Carrie Lam and John Lee, respectively. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect foreign financial institutions and any third parties or clients dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries, which represent substantially all of our business, are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

The enforcement of laws and rules and regulations in PRC can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our Operating Subsidiary’s operations and/or the value of the securities we are offering.

As one of the conditions for the handover of the sovereignty of Hong Kong to the PRC, the PRC accepted conditions such as Hong Kong’s Basic Law. According to Article 18 of the Basic Law, national laws of the PRC shall not be applied in Hong Kong, except for those listed in Annex III to the Basic Law, such as the laws relating to the national flag, national anthem, and diplomatic privileges and immunities. The Basic Law guaranteed a high degree of autonomy for Hong Kong which ensured Hong Kong will retain its currency (the Hong Kong Dollar), legal system, parliamentary system, and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its domestic affairs, including, but not limited to, the judiciary and courts of last resort, immigration, and customs, public finance, currencies, and extradition. Hong Kong continues using the English common law system. However, if there are any changes in relation to the political arrangements which allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our Operating Subsidiary’s business and operations. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including the ability to enforce agreements with our customers.

There are political risks associated with conducting business in Hong Kong.

All of our operations are in Hong Kong. During the period covered by the financial information incorporated by reference into and included in this annual report, we derive all of our revenue from operations in Hong Kong. Accordingly, the business operations and financial conditions of our Operating Subsidiary will be affected by the political and legal developments in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect our operations. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the political arrangement between PRC and Hong Kong and the economic, political and legal environment in Hong Kong in the future. Since all of our operations are based in Hong Kong, any change of such political arrangements may pose an adverse impact to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Based on certain recent development including the Hong Kong National Security Law that was passed in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump issued an executive order and signed into law the HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from Mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, Mainland China, and Hong Kong, which could potentially harm our business. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

Because our business is conducted in Hong Kong dollars and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Since our business is conducted in Hong Kong, our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in United States dollars. The value of the Hong Kong dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue and financial condition. Further, our Ordinary Shares offered by this annual report are denominated in United States dollars, we will need to convert the net proceeds we receive into Hong Kong dollar in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the Hong Kong dollar will affect that amount of proceeds we will have available for our business.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

Risks Relating to Our Corporate Structure

We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.

PTL is a holding company incorporated in the BVI, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of Hong Kong dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on any foreign exchange to transfer cash between PTL and its subsidiaries, across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from the subsidiaries, to PTL and U.S. investors and amounts owed.

Currently, the PRC law and regulations and foreign currency control in Mainland China do not currently have any material impact on the transfer of cash between PTL and our Operating Subsidiary, or vice versa. However, the PRC government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Ordinary Shares, potentially rendering them worthless. Further, any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management based on Hong Kong laws.

Currently, our Operating Subsidiary’s operations are conducted outside the United States, and all of our assets are located outside the United States. All of our directors and officers reside outside of the United States, and a substantial portion of their assets are located in Hong Kong outside the United States. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under BVI law.

We are a BVI business company with limited liability incorporated under the laws of the BVI. Our corporate affairs are governed by our Memorandum and Articles, the BVI Act and the common law of the BVI. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the BVI law are governed by the BVI Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from the common law of England and the wider Commonwealth, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the BVI. The rights of our shareholders and the fiduciary duties of our directors under the BVI law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the BVI has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the BVI. In addition, the BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of a BVI company could, however, bring a derivative action in the BVI courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BVI Act. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The BVI courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the BVI, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the BVI of judgments obtained in the United States, although the courts of the BVI will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. The BVI Act offers some limited protection of minority shareholders. The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes, the BVI Act. Under the BVI Act, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a shareholder. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English common law. Under the general rule pursuant to English common law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the Board of Directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to BVI law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Under the laws of the BVI, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. the memorandum and articles of association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him. The BVI Act also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the BVI for business companies is limited.

Certain corporate governance practices in the BVI, where our holding company was incorporated, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow the BVI’ practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulties in protecting their interests in the face of actions taken by our management, or members of our board of directors than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the BVI Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital.”

Risks Relating to our Ordinary Shares

Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) Mainland China, and (ii) Hong Kong.

On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the PRC. The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

On December 15, 2022, the PCAOB issued a new Determination Report which: (1) vacated the December 16, 2021 Determination Report; and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. The December 15, 2022 Determination Report cautions, however, that authorities in the PRC might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and resumed regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed.

Our auditor, J&S Associate PLT (“J&S”), the independent registered public accounting firm headquarters in Malaysia that issues the audit report included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess J&S Associate PLT’s compliance with applicable professional standards. J&S Associate PLT is not subject to the Determination Report announced by the PCAOB on December 16, 2021 relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in Mainland China or Hong Kong because of a position taken by one or more authorities in the Mainland China or Hong Kong. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor because of a position taken by an authority in a foreign jurisdiction, such as the PRC authorities, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCAA and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCAA Act are uncertain. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on the national securities exchange earlier than would be required by the HFCAA. If our Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares.

Further, new laws and regulations or changes in laws and regulations in both the United States and the PRC could affect our ability to list our Ordinary Shares, which could materially impair the market for and market price of our Ordinary Shares.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

The trading prices of our Ordinary Shares are likely to be highly volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may affect the attitudes of investors towards Hong Kong-based U.S.–listed companies, which consequently may affect the trading performance of our Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and Mainland Chinese companies may also negatively affect the attitudes of investors towards Hong Kong and Mainland Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Ordinary Shares.

In addition to the above factors, the price and trading volume of our Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;

●	variations in our revenues, profit, and cash flow;

●	the general market reactions and financial market fluctuation due to the continuous Russo-Ukraine conflicts;

●	changes in the economic performance or market valuations of other marine transportation services providers or bunkering facilitators; and political, social and economic conditions in the PRC, Hong Kong and Asia;

●	actual or anticipated fluctuations in our financial results of operations and changes or revisions of our expected results;

●	fluctuations of exchange rates among Hong Kong dollar, Renminbi, and the U.S. dollar;

●	changes in financial estimates by securities research analysts;

●	detrimental negative publicity about us, our services, our officers, directors, other beneficial owners, professional parties we partner with, or our industry;

●	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	litigation or regulatory proceedings involving us, our officers, or directors;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares; and

●	sales or perceived potential sales of additional Ordinary Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Ordinary Shares will trade.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional shares of Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our Ordinary Shares may be “thinly-traded,” meaning that the number of persons interested in purchasing our Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stockbrokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we come to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our Ordinary Shares may not develop or be sustained.

You must rely on price appreciation of our Ordinary Shares for return on your investment because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors.

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under the British Virgin Islands law, namely that the Company may only pay dividends out of profits or share premium, and provided that under no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial conditions, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares.

Shares eligible for future sale may adversely affect the market price of our Ordinary Shares, as the future sale of a substantial amount of issued and outstanding Ordinary Shares in the public marketplace could reduce the price of our Ordinary Shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Ordinary Shares. All of the shares sold during our IPO will be freely transferable without restriction or further registration under the Securities Act of 1933 (the “Securities Act”). The remaining shares will be “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrades us, the price of our Ordinary Shares would likely decline. If one or more of these analysts ceases coverage of our Company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Ordinary Shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Based upon our current and expected income and assets, including goodwill and the value of the assets held by our strategic investment business, the expected proceeds from the Follow-on Offering as well as projections as to the market price of our Ordinary Shares immediately following the completion of the Follow-on Offering, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be a PFIC, because the value of our assets, for purposes of the asset test, may be determined by reference to the market price of our Ordinary Shares, fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC classification for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income, including the relative amounts of income generated by and the value of assets of our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the U.S. Internal Revenue Service, or IRS, may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in the Follow-on Offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation - Material United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our Ordinary Shares and on the receipt of distributions on our Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Ordinary Shares. For more information see “Taxation - Material United States Federal Income Tax Considerations - Passive Foreign Investment Company Considerations”.

If we cannot satisfy, or continue to satisfy, the continued listing requirements and other rules of Nasdaq Capital Market, although we are exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our Ordinary Shares may not be listed or may be delisted, which could negatively impact the price of our Ordinary Shares and your ability to sell them.

Our securities are listed on the Nasdaq Capital Market. We cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market. In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially met the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market delists our Ordinary Shares from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our Ordinary Shares;

●	reduced liquidity with respect to our Ordinary Shares;

●	a determination that our Ordinary Share is a “penny stock” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

●	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting of Section 404(b) of the Sarbanes-Oxley Act;

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	reduced disclosure obligations regarding executive compensation; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this annual report. In particular, in this annual report, we have only provided two years of audited financial statements and have not included all the executive compensation related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.

We cannot predict whether investors will find our Ordinary Shares less attractive if we rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. (ii) the end of the fiscal year during which we have total annual gross revenues of US$1.235 billion or more, (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt, or (iv) the last day of our fiscal year following the fifth anniversary of the completion of the Follow-on Offering.

We incur increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company.

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and the rules subsequently implemented by the SEC and the New York Stock Exchange detailed requirements concerning corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2012 relating to internal controls over financial reporting.

We believe these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other time and attention to our public company reporting obligations and other compliance matters. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We are a “foreign private issuer” and a BVI company, and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports or proxy statements. In addition, we are not required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers are not required to report equity holdings under Section 16 of the Exchange Act and are not subject to the insider short swing profit disclosure and recovery regime.

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we are still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

The information we are required to file with or furnish to the SEC is less extensive and less timely as compared to that required to be filed with the SEC by U.S. domestic issuers.

As a British Virgin Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market corporate governance listing standards. However, Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is deemed our home country, may differ significantly from the Nasdaq Capital Market corporate governance listing standards. For example:

●	our independent directors do not need to hold regularly scheduled meetings in executive session (rather, all board members may attend all meetings of the board of directors);

●	the compensation of our executive officers is recommended but not determined by an independent committee of the board or by the independent members of the board of directors; and our Chief Executive Officer is not prevented from being present in the deliberations concerning his compensation;

●	related party transactions are not required to be reviewed and we are not required to solicit member approval of stock plans, including: those in which our officers or directors may participate; share issuances that will result in a change in control; the issuance of our shares in related party acquisitions or other acquisitions in which we may issue 20% or more of our issued and outstanding shares; or below market issuances of 20% or more of our issued and outstanding shares to any person; and

●	we are not required to hold an in-person annual meeting to elect directors and transact other business customarily conducted at an annual meeting (rather, we complete these actions by written consent of holders of a majority of our voting securities).

We have taken advantages of some home country exemption for corporate governance matters, to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Capital Market corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you if you were investing in a U.S. domestic issuer.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We qualify as a foreign private issuer. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently qualify as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future.

Item 4. Information on the Company

4.A. History and Development of the Company

Our Corporate History and Structure

PTL was incorporated as a BVI business company with limited liability on December 29, 2023 under the laws of the BVI. In connection with the incorporation, on the same date of its incorporation, PTL Limited issued 1 Ordinary Share to its sole shareholder, PTLE Limited, at the consideration of US$1. As of the date of this annual report, PTL is authorized to issue unlimited shares of single class with no par value, of which 37,487,500 Ordinary Shares are currently issued and outstanding. PTL has no material operation of its own, and we conduct operations through its wholly-owned Operating Subsidiary, namely Petrolink Energy Limited.

Petrolink Hong Kong was incorporated on June 21, 2013, under the laws of Hong Kong. Petrolink Energy Limited is a wholly owned subsidiary of PTL and is our main operating entity.

Petrolink Singapore was incorporated on February 5, 2024, under the laws of Singapore. Petrolink Singapore is a wholly owned subsidiary of PTL, for the purpose of establishing a representative office in Singapore to conduct marketing and sales support in Singapore. Since its incorporation, and as of the date of the annual report, Petrolink Singapore has not had any operation.

On July 11, 2024, the Company effectuated a share split of its issued and outstanding shares at a ratio of 11,250,000 for one (the “Share Split”), so that there were 11,250,000 Ordinary Shares issued and outstanding post-Share Split. From a British Virgin Islands legal perspective, the Share Split does not have any retroactive effect on our shares prior to the effective date. However, references to our Ordinary Shares in this annual report are presented on a post-Share Split basis, or as having been retroactively adjusted and restated to give effect to the Share Split, as if the Share Split had occurred by the relevant earlier date.

Initial Public Offering

On October 17, 2024, the Company completed its initial public offering of 1,250,000 Ordinary Shares at the initial public offering price of US$4.00 per Ordinary Share on the Nasdaq Capital Market. In addition, on October 15, 2024, we entered into an underwriting agreement with Dominari Securities LLC, who acted as the representative of the underwriters, pursuant to which the Company granted the underwriters a 45-day option to purchase up to an additional 187,500 Ordinary Shares to cover the over-allotments option, if any.

Over-allotment Option Exercise

Subsequent to the initial public offering, on November 6, 2024, the representative of the underwriters in the Company’s initial public offering, Dominari Securities LLC, fully exercised its over-allotment option to purchase an additional 187,500 Ordinary Shares.

The 2024 Equity Incentive Plans

On December 30, 2024, the board of directors of the Company approved and adopted an equity incentive plan, which authorized a maximum number of 1,000,000 ordinary shares of the Company available for issuance to the directors, officers, managers, employees, consultants or advisors (and prospective directors, officers, managers, employees, consultants and advisors) of the Company and its affiliates. As of the date of this annual report, the Company has issued a total of 1,000,000 Ordinary Shares to five consultants of the Company.

April 2025 Follow-on Offering

On April 9, 2025, the Company entered into Securities Purchase Agreements (the “Securities Purchase Agreements”) with several investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a best effort offering (the “Offering”), a total of 23,800,000 Ordinary Shares at the price of $0.30 per Ordinary Share for aggregate gross proceeds of $7,140,000. The Securities Purchase Agreements contain customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The Offering closed on April 11, 2025.

4.B. Business Overview

Headquartered in Hong Kong, we are an established bunkering facilitator providing marine fuel logistics services for vessel refueling, primarily container ships, bulk carriers, general cargo vessels, and chemical tankers. Targeting and serving the Asia Pacific market, we leverage our close relationships and partnership within our established network in the marine fuel logistic industry, including the upstream suppliers and downstream customers, to provide a one-stop solution for vessel refueling.

Through our Operating Subsidiary, Petrolink Energy Limited, we purchase marine fuel, including low sulfur fuel oil, high sulfur fuel oil and low sulfur marine gas oil, from our suppliers and arrange our suppliers to deliver marine fuel to our customers directly. As the bunkering facilitator, our services mainly involve (i) facilitating with our suppliers to supply fuel for the use by our customers’ vessels at various ports along their voyages in the Asia Pacific region; (ii) arranging vessel refueling activities at competitive pricing to our customers; (iii) offering trade credit to our customers for vessel refueling; (iv) handling unforeseeable circumstances faced by our customers and providing contingency solutions to our customers in a timely manner; and (v) handling disputes, mainly in relation to quality and quantity issues on marine fuel, if any.

Our operations are conducted in Hong Kong and substantially all of our revenue has been generated by our Operating Subsidiary in Hong Kong. We do not require any permits and licenses for the operation of our business, instead, we rely on the permits and licenses of our suppliers for the actual delivery of marine fuel at each port. Geographically, in terms of the delivery locations at which the marine fuel is delivered to our customers, nearly all of our revenue (97.0%, 93.2%, and 95.3% of our revenue for the fiscal years ended December 31, 2024, 2023, and 2022) were generated by the marine fuel delivery to customers in Hong Kong ports. Other delivery locations include United Arab Emirates, Singapore, Saudi Arabia, and mainland China, and all of the transactions for marine fuel delivery and vessel refueling activities in these locations have been booked through and concluded by our Operating Subsidiary in Hong Kong. For the fiscal years ended December 31, 2024, 2023, and 2022, nil, 0.6%, and 3.2% of our revenue were generated by the marine fuel delivery to customers in the mainland China port, respectively, and none of these customers were mainland Chinese companies and all of such transactions are booked through and concluded in Hong Kong, instead of in mainland China.

For the fiscal years ended December 31, 2024, 2023 and 2022, our customers mainly consist of end-users and trading houses. Our five largest customers, in aggregate, contributed 53.8%, 44.3% and 44.3%, respectively, to our revenue for the fiscal years ended December 31, 2024, 2023 and 2022. We recorded a decrease in revenue from approximately $102,106,509 for the year ended December 31, 2023 to approximately $98,133,646 for the year ended December 31, 2024, representing a decrease of approximately 3.9%, while the volume of marine fuel supplied by us decreased from 163,738 metric tons for the year ended December 31, 2023 to approximately 160,994 metric tons for the year ended December 31, 2024. We recorded an increase in revenue from approximately $74,817,208 for the year ended December 31, 2022 to approximately $102,106,509 for the year ended December 31, 2023, representing an increase of approximately 36.5%, while the volume of marine fuel supplied by us increased from 98,013 metric tons for the year ended December 31, 2022 to approximately 163,738 metric tons for the year ended December 31, 2023. Our cost of revenue mainly represented the marine fuel cost and other costs mainly including the agency fee, barging fee, cancellation charges and survey fee. Our cost of revenue decreased by $4,464,824, or 4.5%, from $100,190,534 for the year ended December 31, 2023 to $95,725,710 for the year ended December 31, 2024, which was mainly due to the decrease in our marine fuel costs and in line with the decrease in our revenue. Our cost of revenue increased by $26,486,642, or 35.9%, from $73,703,892 for the year ended December 31, 2022 to $100,190,534 for the year ended December 31, 2023, which was mainly due to the increase in our marine fuel costs and in line with the increase in our revenue. Our cost of revenue increased by $6,136,770, or 14.3%, from $42,997,119 for the six months ended June 30, 2023 to $49,133,889 for the six months ended June 30, 2024, which was mainly due to the increase in our marine fuel costs and in line with the increase in our revenue.

Competitive Strengths

We believe the following competitive strengths contribute to our success and differentiate us from our competitors:

Proven track record and the trusted reputation of a smooth and reliable marine fuel logistics service

We believe that we have established a solid and trustworthy reputation within the industry. Our commitment to excellence and customer satisfaction has allowed us to provide reliable and timely bunkering services to our customers. Our quality control measures and adherence to industry regulations guarantee that our customers receive fuels that meet the required specifications. Our ability to deliver timely bunkering services is a testament to our operational efficiency and strong supply chain network. We understand the importance of prompt fuel supply to keep vessels running smoothly, and we have implemented robust logistics and coordination processes to ensure on-time deliveries. Our experienced team works closely with suppliers, ports, and customers to streamline operations and minimize any potential disruptions.

Strong presence in Hong Kong with geographically diverse operations

Based on the location at which the marine fuel is delivered to our customer, most of our revenue were generated in Hong Kong. Meanwhile, we also have a diverse footprint and ability to distribute and deliver fuels to our customers in the United Arab Emirates, Singapore, and various ports of the PRC. Due to our experience in providing these services and our understanding of the network, we are able to provide our customers with highly effective and flexible pricing and refueling solutions as well.

Strong relationships with suppliers

We have established stable relationships with major integrated oil companies and independent refiners in Asia Pacific. This diverse mix of major fuel suppliers helps to ensure sufficient fuel supply during market disruptions and to maintain competitive fuel costs. Our strong relationships with our suppliers and the extensive network with our business partners also enable us to continue to secure a stable supply of fuel for our customers, which in turn further encourages customer loyalty, thereby strengthening our sales performance. By leveraging our relationships with our suppliers, we have been able to negotiate supply agreements with what we believe to be competitive terms and intend to continue to maintain such relationships in the future. In addition, the fact that we are not dependent on any single brand provides us with leverage in negotiating pricing terms with major oil suppliers.

Economies of scale as a bulk purchaser

Through our scale of purchase and distribution, and strong relationships with suppliers, we have the advantage of being able to order a substantial amount of marine fuel. This is made possible by aggregating the demand from our customers’ orders, allowing us to make significant purchases on their behalf. In contrast, if our customers were to transact directly with the suppliers on an individual basis, they would not have the same purchasing power or leverage to secure large quantities of marine fuel.

With our customers’ orders, we are able to negotiate more favorable terms with our suppliers, allowing us to benefit from economies of scale. This enables us to secure competitive pricing and favorable contractual arrangements. By focusing on customer service, offering a wide variety of fuel sources, competitive pricing, surety and promptness of supply of fuel, we have established strong relationships with our customers. The steady volume from our customers also in turn secures our relationships with our suppliers, we have been able to negotiate supply agreements with what we believe to be competitive terms and intend to continue to maintain such relationships in the future.

Growth Strategies

We aspire to maximize our scale of operations and become a leading one-stop vessel refueling logistics provider in Asia, by expanding our supply network and customer base and expanding worldwide.

Enhancing our sales network globally and establishing our presence in Singapore

Singapore is one of the key regions of marine fuel consumption, due to its significant share in the global trade and frequent business activities Asia Pacific. We consider Singapore to be a major stepping stone to our international expansion within the Asia Pacific. In order to tap into this key region in the Asia Pacific, on February 5, 2024, we incorporated Petrolink Singapore. Currently, our Singapore subsidiary serves as a representative office and does not have any operation. In the foreseeable future, we intend to relocate our management personnel to Singapore to commence its operations, in service of the Southeast Asia and Middle East regional market. After establishing our Singapore operation, we also plan to further expand the reach of our business through opening new offices in selected locations globally, potentially in India, Malaysia and Taiwan, with the focus on the Asia Pacific Region, in the next several years.

We will enhance our cooperation and network amongst suppliers and customers, and link-up with local services providers in marine transportation industry of respective regions, such as oil companies, ocean freight services providers, fleet owners, to tap into new pool of customers and to provide one-stop service. We believe our Singapore presence will increase sales to existing customers, optimize our distribution and sales network, enhance our geographical service coverage, provide more extensive customer support, and acquire new customers.

Acquisitions of bunkering tankers

We aspire to become a one-stop marine fuel logistics company that physically supplies and markets marine fuel to ships in port and at sea. A one-stop physical supplier will be able to deliver fuels using the bunkering tankers to a broad base of end users, after purchasing the marine fuel directly from refineries, major oil producers and other sources at a lower cost and resell and deliver these fuels. Therefore, as the initial step, we intend to acquire high-quality bunkering tankers, and the lower purchase costs of marine fuel would enable us to provide more competitive pricing and bigger flexibility to our customers, so as to increase our market share. Currently, we do not have our own vessels and rely on our suppliers to refuel our customers’ vessels. We intend to utilize part of the proceeds for the acquisition of vessels to offer our customers better flexibility to in terms of refueling schedule without relying on our suppliers, and to offer our customers a more competitive pricing and also to ensure more stable profit margin when we can supply of marine fuel to our customers directly as we aim to increase our sales. Although there will be certain additional costs from operating vessels occurred, mainly including the depreciation of vessels, repair and maintenance costs for vessels, fuel costs and crew’s salaries, in the long run, our management is of the view that acquiring our own vessel can lower the purchase costs of marine fuel as we would be able to purchase the marine fuel directly from refineries and major oil producers, which outweighs the additional costs from operating vessels and would be able to maximize our profit level and enhance our operating cashflow.

Use our increased capital base to accelerate growth and enhance profitability.

Our relationships with suppliers of marine fuels are crucial to the operation of our business. We rely on our suppliers from which we purchase marine fuel to provide trade credit terms to fund our on-going operations, and these suppliers generally require us to provide collaterals or letters of credit and to pay on strict terms. Major oil companies continue to raise the minimum volume, scale and credit requirements for their fuel distribution partners. As a result, working capital limitations have constrained our growth. We intend to use the proceeds of the Follow-on Offering to increase our working capital in order to secure more favorable volume discounts and credit terms with our suppliers or long-term supply arrangements with our suppliers, to satisfy the demand for our services and maintain future growth. We also believe that proceeds from the Follow-on Offering will increase our ability to pay cash for marine fuel when we deem it appropriate and thus obtain discounts generally available to cash customers, which in turn grow our fuel sales volume.

Establish risk hedging policy and mechanism

We intend to establish a robust marine fuel price risk hedging policy and mechanism to manage and mitigate potential price fluctuations in the market, and to protect ourselves from sudden and significant increases in marine fuel prices, which can have a substantial impact on our operational costs and profitability.

Currently, our limited financial resources have restricted our ability to make use of an inventory position at large terminals, since terminals require a user to purchase and maintain agreed upon amounts of inventory with the terminal, and large purchases are required by most terminals. Therefore, we intend to use our working capital to increase the inventory positions to maintain approximately a 2 to 30 day supply inventory seeking fuel inventory positions, while maintaining a position that is substantially balanced between purchases and sales. This inventory could assist us in potentially hedging against future price increases, thus raising our profit margins where the price we paid is less than the current market price. We also plan to enter into forward contracts with reputable financial institutions, which allow us to lock in fuel prices at predetermined levels for a specific period of time. By doing so, we can secure a fixed price for a portion of our fuel requirements, shielding us from potential price spikes during that period.

Pursue strategic alliances and select acquisition opportunities

We aim to selectively form additional strategic alliances with overseas logistics companies and other partners that bring synergies with our business. We also plan to selectively pursue acquisitions, investments, joint ventures and partnerships that are complementary to our business and operations. We will continue to work with domestic and international partners to grow our globally coverage and broaden our service offerings in international markets. We target to further penetrate our existing markets by expanding our service offerings with the aim of becoming an one-stop marine fuel logistics company that physically supplies and markets marine fuel, and expand into other countries and regions.

Our Services

We provide high quality and professional bunkering facilitating services to our customers. With our industry knowledge, extensive network, and close business relationships with parties amongst our supply network in the value chain, we are able to provide a comprehensive one-stop solution for vessel refueling to our customers. Our one-stop solution consists of the following services:

Providing the vessel refueling options for our customers’ vessel refueling needs at various ports along voyages of their vessels in the Asia Pacific.

We coordinate with our suppliers at different ports to provide tailored and flexible refueling solutions to our customers, according to their specific requirements. With our stable and sustainable relationship with our suppliers, and our established fuel supply network in Asia, especially in Hong Kong, we offer a variety of vessel refueling options to our customers in terms of different refueling locations, pricing, time, fuels and product types and quantity. We offer our customer with various types of marine fuel products, including low-sulfur fuel oil, high sulfur fuel oil and low-sulfur marine gas oil, which come with different specifications, such as varying sulfur levels. For marine fuel quantities, our customers can also specify a base quantity with certain allowances or a fixed quantity. For pricing options, our customers can determine the marine fuel price based on prices with reference to MOPS on certain dates prior to the physical delivery at various ports over a period of time or a fixed price at the date of the contract for a specific date of physical delivery at a designated port.

Arranging vessel refueling at competitive pricing to meet our customers’ schedule for our customers’ refueling needs during their port visits in the Asia Pacific

Being a bunkering facilitator, we aggregate the demand for marine fuel from our customers in different ports over a period of time and negotiate with our suppliers for bulk purchase as it is not economically viable for our suppliers to deal with our customers directly. Due to the larger volume we ordered from our supplier, our close connections with our suppliers, and our knowledge and experience of the vessel refueling, we are able to leverage on our bargaining power with them, thus allowing us to provide competitive pricing to our customers. Due to our experience in providing these services and our understanding of the network, we are able to provide our customers with highly effective and flexible pricing and payment solutions as well.

For the fiscal years ended December 31, 2024, 2023 and 2022, we mainly supplied marine fuel to our customers in Hong Kong. Based on the location at which the marine fuel is delivered to our customers, nearly all of our revenue were generated in Hong Kong as well. The table below sets out our volume of marine fuel supplied by ports (in terms of metric tons):

	Year ended December 31,
	2022		2023		2024
Ports	Metric tons	%	Metric tons	%	Metric tons	%
Hong Kong	93,918	95.8	152,525	93.2	155,369	96.5
Khor Fakkan, United Arab Emirates	999	1.0	5,861	3.6	-	-
Singapore	458	0.5	1,979	1.2	5,625	3.5
Jeddah, Saudi Arabia	-	-	992	0.6	-	-
Qingdao, the PRC	-	-	756	0.5	-	-
Shanghai, the PRC	546	0.6	670	0.4	-	-
Zhoushan, the PRC	2,092	2.1	225	0.1	-	-
Others	-	-	730	0.4	-	-
Total	98,013	100.0	163,738	100.0	160,994	100.0

The following map indicates the location of the major ports where we supplied marine fuel during the fiscal years ended December 31, 2024, 2023, 2022:

Providing trade credit to our customers in relation to vessel refueling

As the industry norm, we may provide credit term of payment to selected customers for vessel refueling, while we also receive payment credit from our suppliers. To our management’s knowledge, offering of trade credit is one of the important considerations when selecting a bunkering facilitator for vessel refueling services. Generally speaking, we will consider increasing the trade credit to our customers after considering (i) their satisfactory payment history and credit worthiness; and (ii) expectation of business increasing over time.

Handling unforeseeable circumstances faced by our customers and providing contingency solutions to our customers in a timely manner

Some of the vessels of our customers may experience adverse weather conditions, port operation disturbances or sudden changes in the vessel schedule which results in the vessels not being able to refuel as originally planned. Therefore, in the event of unforeseen circumstances that result in changes to our customers’ vessel schedules or routes such as the above, by leveraging on our close business relationships with our suppliers, we have the capability to offer contingency solutions through our extensive supply network. This allows us to adapt quickly and provide alternative options to meet our customers’ needs, such as offering our customers with another date for vessel refueling, to refuel other vessels of similar schedules, or offer other alternate ports to our customers for vessel refueling. Our flexibility allow our customers to conduct rearrangements, minimize disturbances and mitigate costs. We believe that our ability to resolve unforeseeable issues faced by our customers will further enhance our relationships with them.

Handling disputes, mainly in relation to quality and quantity issues on marine fuel, if any

We follow up on quality issues after the physical delivery of marine fuel, if required by our customers. In the event of any disputes regarding the quantity of marine fuel delivered, we have a thorough process in place. We conduct investigation that includes testing the retained samples obtained during the delivery process (if any), which to be carried out by independent third-party laboratories. We will examine all relevant documents, including the bunker delivery notes and/or surveyor reports, to assess the accurate measurement of the delivered marine fuel and aim to resolve any quantity disputes in a fair and transparent manner.

OPERATION FLOWS

The following diagram illustrates the major steps of our business operation before entering into contracts with our customers:

Our sales trader receives requests from our customers, who will usually specify the type and quantity of fuel required and the expected bunkering port at a specific time. Once we receive the request, our sales trader will liaise with our suppliers relaying our customer’s request. Our suppliers will normally quote a price which will only be valid for a short period of time. After our management determines an acceptable profit margin, we will provide our quote to our customers. This negotiation process normally takes place within a day, as the marine fuel price fluctuates. Once the customer confirms our quotation, we will enter into relevant contracts with our customers and suppliers simultaneously.

After finalizing the necessary contracts with our customers, we will promptly issue an order confirmation to them. Such confirmation will include important details such as the marine fuel price and the specifics of the actual delivery. Simultaneously, on the same day, we will confirm the marine fuel price with our suppliers and proceed to issue a nomination to them, which also serve as confirmation of our request for vessel refueling services, as well as the agreed purchase price.

After issuing the order confirmation to our customers and the nomination to our suppliers, and further with the confirmation of the fuel purchase details, we will coordinate with our suppliers for the actual delivery. Generally speaking, the lead time between entering into the contract and the date of actual delivery spans from 0 to 30 days, with most orders being fulfilled within 1 to 2 weeks from entering into the contract. Upon the vessel’s arrival at the designated port on the scheduled delivery date, it is the responsibility of our supplier to carry out the physical delivery of the marine fuel to our customers.

Marine refueling procedures

The following diagram illustrates the main steps of our operations for the delivery of the marine fuel:

1. Prepare order documents based on contracts entered into with our customers and suppliers
Pending confirmation from the customer and supplier
2. Monitor vessel status and port and weather situations
Should there be disturbance, we will liaise with our customer and supplier to offer alternative plans or cancel the order
3. Monitor bunkering operations and arrange sampling of marine fuel (if requested)
Should there be any disbute, we will arrange testing of fuel samples (if retained) and liaise with our customer and supplier
4. Delivery of marine fuel to customers' vessel by the supplier
Should there be any disbute, we will conduct our investigation and examine relevant doucments
5. Prepare and delivery bunker delivery note and invoice to the customer
6. Payment from the customer to us and arrange payment from us to the supplier

Following the physical delivery of the marine fuel, the bunker barge officers will promptly issue the bunker delivery note on behalf of our suppliers, which includes details such as the quantity and provide a brief description of the quality of the supplied marine fuel, and the chief engineer of the receiving vessels will then acknowledge the bunker delivery note. Subsequently, our finance department will issue invoices to our customers after receiving copies of the bunker delivery notes. Our customers will settle the outstanding payments based on the payment terms indicated on the invoices. Similarly, our suppliers will issue their invoices to us upon the completion of the marine fuel delivery. We will then settle the payment to our suppliers based on their invoices.

Customers

For the fiscal years ended December 31, 2024, 2023, and 2022, our largest customer contributed approximately 23.6%, 20.3% and 11.3% to our total revenue, respectively, while our five largest customers, in aggregate, contributed to approximately 53.8%, 44.3% and 44.3% to our total revenue, respectively. We have maintained stable relationships with our five largest customers with periods of business relationships ranging from approximately two to three years.

Our Operating Subsidiary does not enter into any long-term agreements with our customers. Our customers place bunker orders with us, in the form of bunker order confirmation, either on term contracts (i.e., agreements for purchase of our vessel refueling service, where the premium is fixed over the entire duration of the contract, that has a typical length of three months), or spot contracts (i.e., agreements for immediate purchase of our vessel refueling service that has a typical length of one day). Our business with our customers has been, and we expect it will continue to be, conducted based on the actual orders received from time to time.

Typical terms contained in contracts with our customers are as follows:

Purchase quantity:	Fixed when entering into contracts

Pricing:	Fixed when entering into contracts upon agreement with our customers, usually based on (i) marine fuel price with reference to relevant indices; and (ii) premium charged by us.

Deliver details:	Delivery locations, delivery date and manner of delivery are agreed between our customers and us. Our suppliers are responsible for delivering the marine fuel.

Payment term:	We issue sales invoices to our customers after three (3) days after the delivery of marine fuel setting out the delivery date, delivery location, purchase quantity. The payment terms of our customers are generally up to 30 days. If any customer is in default of payment, a default interest may be charged to the customer of the outstanding amount. Generally, the payment is settled by bank transfer.

Suppliers

For the fiscal years ended December 31, 2024, 2023, and 2022, our total aggregated purchases from our largest supplier amounted to approximately 38.5%, 42.2%, and 55.6%, respectively, while our aggregated total purchases from our five largest suppliers amounted to approximately 81.7%, 82.2%, and 85.2%, respectively.

As of December 31, 2024, there were approximately 17 suppliers included in our list of suppliers. We did not enter into any long-term agreements with our suppliers. We place orders for marine fuels from our suppliers, in the form of purchase order, on an order-by-order basis after seeking and confirming quotations from the suppliers. Our purchase order includes order information such as price, quantity, delivery schedule, and payment details. We mainly source marine fuel through local physical distributors, and we aggregate the demand of marine fuel from various customers, and we negotiate with our local suppliers at various ports for bulk purchase based on the aggregated orders from our customers. Our purchase quantity with our suppliers will match the purchase quantity of our customers as we enter into purchase orders with our suppliers based on a base quantity with reference to the aggregated orders from our customers.

We have maintained strong business relationships with our suppliers to meet our customers’ needs in an effective and efficient manner. We select our suppliers based on their past performance, prices, quality, payment terms and timeliness of delivery. During the fiscal years ended December 31, 2024, 2023, and 2022, we did not experience any material difficulties in sourcing marine fuel nor any material delays in the delivery of vessel refueling.

Our purchases are mainly denominated in U.S. Dollars. During the fiscal years ended December 31, 2024, 2023 and 2022, all of our purchases were negotiated in Hong Kong, while a small amount of relevant vessel refueling services were completed in different ports.

In terms of the purchase of marine fuel, the main factors contributing to our bargaining power over our suppliers are that, among others, (i) being able to order a substantial amount as a bulk purchaser, we benefit from the marine fuel demand aggregated from our customers’ orders and purchase significant amount of marine fuel, as compared to our customers transacting with the suppliers directly on individual basis; (ii) we save time and resources for our suppliers in assessing credit worthiness of individual clients as well as simplifying day-to-day communications in relation to the supply of marine fuel for vessel refueling; and (iii) through the partnerships with us, our local suppliers will be able to seize business opportunities from us as we serve as a bulk purchaser in the bunkering industry and reap benefits associated from our business with them.

We can streamline logistics and ensure efficient delivery of marine fuel to our customers through coordinating with our suppliers. Such further enhances our ability to provide reliable and timely marine fuel supply to our customers.

Sales and Marketing

We believe that based on our proven track record, our relationships with our customers, our reputation and our years of experience in vessel refueling, we do not rely heavily on marketing and promotional activities. The primary role of our management team entails facilitating and nurturing customer relationships, staying updated on market trends, and identifying potential business prospects.

Competition

The marine fuel supply and bunkering industry in the Asia Pacific region is highly competitive and fragmented, with approximately 100 companies offering similar services in the region. As of the date of this annual report, while there are 37 bunker operators published under the Hong Kong Shipping Directory on the website of the Marine Department, HKSAR, the major players include Bunker Holding Group, Banle and Fratelli Cosulich S.p.A.. In addition to us, other bunkering facilitators and the bunkering divisions of oil majors or traders are also involved in providing vessel refueling services to ships throughout the Asia Pacific region. We consider our main competitors to be other bunkering facilitators.

The following are the key factors relevant to the competition in the bunkering industry:

-	Established relationships with stakeholders: in light of the voyage characteristics of vessels traveling across multiple ports, bunkering facilitators are required to establish their regional presence by engaging actively with multiple suppliers to cater to the dynamic ordering requirements from vessels;

-	Capital requirement: substantial working capital is often required for bunkering facilitators to source marine fuel from suppliers; and

-	Professionalism and technical know-how: bunkering facilitators with capability to offer value-added solutions in relation to vessel refueling in a timely manner and in compliance to international and local standards are highly preferred by customers.

Inventory

We do not maintain any inventories as we facilitate the direct delivery of marine fuel from our suppliers to our customers’ vessels on our behalf. At the point of physical delivery, the inventory (i.e. the marine fuel) will be simultaneously passed from our suppliers to our customers. As such, during the fiscal years ended December 31, 2024, 2023 and 2022, no inventory was recognized as at the dates of our financial statements. However, we bear inventory risk at the instance when the ownership of marine fuel passed to us and right before they are transferred to our customers.

Quality Assurance

We mainly source from reputable suppliers to ensure the overall quality and consistency of marine fuel. To ensure that the technical specifications and quality of the marine fuel supplied consistently meet our customers’ requirements, we request our suppliers to periodically provide us with technical reports detailing the specifications of the marine fuel.

At the request of our customers, we may coordinate and facilitate pre-delivery quality tests of the marine fuel with our suppliers to ensure its adherence to the desired standards. We will coordinate with independent third-party laboratories to conduct testing of the marine fuel in accordance with the applicable international standards upon request. Besides, our suppliers and our customers may collect samples during the delivery of the marine fuel. In case of any disputes regarding the quality of the marine fuel, we will conduct an investigation by testing the retained samples that have been collected. We also engage independent third-party laboratories to conduct these tests. If the test results reveal that the supplied marine fuel does not meet the quality requirements specified by our customers, our customers will request compensation from us. In turn, we will seek compensation from our suppliers involved in the supply chain.

We have not received any material complaints from our customers due to quality issues in relation to the marine fuel supplied.

Insurance

We maintain insurance coverage against, among other things, (i) liability for third party bodily injury occurred in our office premises; and (ii) employees’ compensation insurance for our employees.

We believe that our existing insurance policies are sufficient and align with the prevailing industry standards and practices for our current operations. As of the date of this annual report, we had not made, and had not been the subject of, any material insurance claim.

Employees

The following table sets forth a breakdown of our employees categorized by function as of the date of this annual report:

Function	Number of Employees
Management	5
Accounting and finance department	1
Sales and purchase department	2
Administration and operations department	2
Total	10

We take pride in maintaining a positive working relationship with our employees, and we have not encountered any significant labor disputes.

Remuneration policy

Our remuneration package offered to our employees includes salary, discretionary bonuses and other allowances. In general, we determine employees’ salaries based on each employee’s qualifications, position and seniority. We have designed an annual review system to assess the performance of our employees, which forms the basis of our decisions with respect to salary raises, bonuses and promotions.

We provide a Mandatory Provident Fund plan for all qualifying employees in Hong Kong.

Legal And Regulatory Compliance

During the fiscal years ended December 31, 2024, 2023, and 2022, and up to the date of this annual report, we had obtained the licenses, approvals and permits that are required and material for our business and operations.

Seasonality

We have not experienced, and are generally not directly affected by, seasonal fluctuations.

Litigation

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material adverse effect on our business, financial condition, cash-flow or results of operations. We may periodically be subject to legal proceedings, investigations and claims relating to our business. We may also initiate legal proceedings to protect our rights and interests.

Regulation

(A) TRADE DESCRIPTION

Trade Description Ordinance (Chapter 362 of the Laws of Hong Kong)

After an amendment in 2012, which came into operation in 2013, some new provisions in the Trade Description Ordinance (’‘TDO’’) are relevant to commercial practice including advertising and marketing.

Under section 2 of the TDO, trade description can now be applied to a service. It means in relation to a service, an indication, direct or indirect, and by whatever means given, with respect to the service or any part of the service including an indication of any of the following matters:

(a)	nature, scope, quantity (including the number of occasions on which, and the length of time for which, the service is supplied or to be supplied), standard, quality, value or grade;

(b)	fitness for purpose, strength, performance, effectiveness, benefits or risks;

(c)	method and procedure by which, manner in which, and location at which, the service is supplied or to be supplied;

(d)	availability;

(e)	testing by any person and the results of the testing;

(f)	approval by any person or conformity with a type approved by any person; (g) a person by whom it has been acquired, or who has agreed to acquire it; (h) the person by whom the service is supplied or to be supplied;

(i)	after-sale service assistance concerning the service;

(j)	price, how price is calculated or the existence of any price advantage or discount.

Under section 7A of the TDO, a trader who applies a false trade description to a service supplied or offered to be supplied to a consumer; or supplies or offers to supply to a consumer a service to which a false trade description is applied commits an offence. Under section 13E of the TDO, if the commercial practice (including advertising and marketing) contains misleading omission as to material information the trader commits a criminal offence.

Under section 18 of the TDO, any person who commits an offence under inter alia, section 7A or section 13E shall be liable on conviction on indictment to a maximum fine of HK$500,000.00 and imprisonment for 5 years; and on summary conviction to a maximum fine of HK$100,000.00 and imprisonment for 2 years. Further, under section 18A of the TDO, on conviction of an offence under inter alia sections 7A and 13E, the court has the additional power to order the payment of compensation.

According to section 20 of the TDO, if the offence is committed by a limited company and the offence has been committed with the consent or connivance or is attributable to the neglect of a person including a director, officer or manager they also commit the offence.

(B) MISREPRESENTATION

Misrepresentation Ordinance (Chapter 284 of the laws of Hong Kong)

Under the Misrepresentation Ordinance, where a person has entered into a contract after a misrepresentation has been made to him, and (a) the misrepresentation has become a term of the contract; or (b) the contract has been performed, or both, then, if otherwise he would be entitled to rescind the contract without alleging fraud, he shall be so entitled, subject to the provisions of this Ordinance, notwithstanding the matters mentioned in (a) and (b) above.

Under section 3 of the Misrepresentation Ordinance:

(1)	Where a person has entered into a contract after a misrepresentation has been made to him by another party thereto and as a result thereof he has suffered loss, then, if the person making the misrepresentation would be liable to damages in respect thereof had the misrepresentation been made fraudulently, that person shall be so liable notwithstanding that the misrepresentation was not made fraudulently, unless he proves that he had reasonable grounds to believe and did believe up to the time the contract was made that the facts represented were true.

(2)	Where a person has entered into a contract after a misrepresentation has been made to him otherwise than fraudulently, and he would be entitled, by reason of the misrepresentation, to rescind the contract, then, if it is claimed, in any proceedings arising out of the contract, that the contract ought to be or has been rescinded the court or arbitrator may declare the contract subsisting and award damages in lieu of rescission, if of opinion that it would be equitable to do so, having regard to the nature of the misrepresentation and the loss that would be caused by it if the contract were upheld, as well as to the loss that rescission would cause to the other party.

(3)	Damages may be awarded against a person under subsection (2) whether or not he is liable to damages under subsection (1), but where he is so liable any award under subsection (2) shall be taken into account in assessing his liability under subsection (1).

(C) PERSONAL DATA

Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong)

The Personal Data (Privacy) Ordinance protects the privacy interests of living individuals in relation to personal data. It covers any automated and non-automated data relating directly or indirectly to a living individual and applies to both public and private bodies as data users that control the collection, holding, processing or use of personal data.

There are six principles in respect of the purpose and manner of collection of data, the accuracy and duration of retention of data, the use of personal data, the security of personal data, the information to be generally available and the access to personal data. In general, the personal data shall be lawfully and fairly collected and steps should be taken to ensure that the data subject is explicitly or implicitly informed on or before collecting the data. Personal data should also be accurate, up-to-date and kept no longer than necessary while unless with the consent from the data subjects, personal data should be used for the purposes for which they were collected or a directly related purpose.

The Office of the Privacy Commissioner for Personal Data is the governing body to promote, administer and oversee the enforcement of the Personal Data (Privacy) Ordinance. It has the power to carry out inspections of any personal data systems, to receive complaints from individuals and to investigate data users in respect of the complaints filed.

(D) EMPLOYMENT

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance provides for a prescribed minimum hourly wage (set at HK$40 per hour as at the date of this annual report) during the wage period for every employee engaged under a contract of employment under the Employment Ordinance. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the Minimum Wage Ordinance is void.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPF Schemes Ordinance”)

Employers are required to enroll their regular employees (except for certain exempt persons) aged between at least 18 but under 65 years of age and employed for 60 days or more in a Mandatory Provident Fund (“MPF”) scheme within the first 60 days of employment.

For both employees and employers, it is mandatory to make regular contributions into an MPF scheme. For an employee, subject to the maximum and minimum levels of income (set at HK$30,000 and HK$7,100 per month, respectively, as at the date of this annual report), an employer will deduct 5% of the relevant income on behalf of an employee as mandatory contributions to a registered MPF scheme with a ceiling (set at HK$1,500 as at the date of this annual report). The employer will also be required to contribute an amount equivalent to 5% of an employee’s relevant income to the MPF scheme, subject only to the maximum level of income (set at HK$30,000 as at the date of this annual report).

(E) HEALTH AND SAFETY

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong)

The Occupational Safety and Health Ordinance provides for the safety and health protection to employees in workplaces, both industrial and non-industrial.

Employers must as far as reasonably practicable ensure the safety and health in their workplaces by:

●	providing and maintaining plant and systems of work that are safe and without risks to health;

●	making arrangements for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances;

●	as regards any workplace under the employer’s control: maintenance of the workplace in a condition that is safe and without risks to health; and provision and maintenance of means of access to and egress from the workplace that are safe and without any such risks;

●	providing all necessary information, instructions, training and supervision for ensuring safety and health; and

●	providing and maintaining a working environment for the employer’s employees that is safe and without risks to health.

Failure to comply with any of the above provisions constitutes an offence and the employer is liable on conviction to a fine of HK$200,000. An employer who fails to do so intentionally, knowingly or recklessly commits an offence and is liable on conviction to a fine of HK$200,000 and to imprisonment for six months.

The Commissioner for Labor may also issue an improvement notice against non-compliance of the Occupational Safety and Health Ordinance or suspension notice against activity or condition of workplace which may create imminent risk of death or serious bodily injury. Failure to comply with such notice without reasonable excuse constitutes an offence punishable by a fine of HK$200,000 and HK$500,000 respectively and imprisonment of up to 12 months.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases.

Under the Employees’ Compensation Ordinance, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is in general liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, an employee who suffers incapacity arising from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents.

According to section 15(1A) of the Employees’ Compensation Ordinance, employer shall report work injuries of its employee to the Commissioner of Labor not later than 14 days after the accident, irrespective of whether the accident gives rise to any liability to pay compensation.

Pursuant to section 40 of the Employees’ Compensation Ordinance, all employers (including contractors and subcontractors) are required to take out insurance policies to cover their liabilities both under the Employees’ Compensation Ordinance and at common law for injuries at work in respect of all their employees (including full-time and part-time employees). Under section 40(1B) of the Employees’ Compensation Ordinance, where a principal contractor has undertaken to perform any construction work, it may take out an insurance policy for an amount not less than HK$200 million per event to cover his liability and that of his subcontractor(s) under the Employees’ Compensation Ordinance and at common law. Where a principal contractor has a policy of insurance under section 40(1B) of the Employees’ Compensation Ordinance, the principal contractor and a subcontractor insured under the policy shall be regarded as having complied with section 40(1) of the Employees’ Compensation Ordinance.

An employer who fails to comply with the Employees’ Compensation Ordinance to secure an insurance cover is liable on conviction upon indictment to a fine at level 6 (currently at HK$100,000) and to imprisonment for two years.

Limitation Ordinance (Chapter 347 of the Laws of Hong Kong)

Under the Limitation Ordinance, the time limit for an applicant to commence common law claims for personal injuries is three years from the date on which the cause of action accrued.

Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong)

The Occupiers Liability Ordinance regulates the obligations of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property on the land.

The Occupiers Liability Ordinance imposes a common duty of care on an occupier of premises to take such care as in all the circumstances of the case is reasonable to see that the visitor will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

(F) GENERAL

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

The Business Registration Ordinance requires every person who carries on a business in Hong Kong to apply for business registration within one month from the date of commencement of the business, and to display a valid business registration certificate at the place of business.

Any person who fails to apply for business registration or display a valid business registration certificate at the place of business shall be guilty of an offence and shall be liable to a fine of HK$5,000 and imprisonment for one year.

4.C. Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities, as of the date of this annual report:

4.D. Property, Plant and Equipment

Properties

We do not own any property and we rent the following leased properties from independent third parties for our operations:

Property address	Usage	Term
Room 1112, 11/F, C C Wu Building, 302-8 Hennessy Road, Wan Chai, Hong Kong	Office	January 10, 2024 – January 9, 2026
21 Bukit Batok Crescent, #24-71, WCEGA Tower, Singapore 658065	Office	March 1, 2024 – February 28, 2026

Intellectual Property

As of the date of this annual report, we have one trademark in Hong Kong:

Trademark	Registration number	Registered owner	Class	Place of registration	Date of registration	Expiry date
	306492709	Petrolink Energy Limited	4	Hong Kong	March 6, 2024	March 5, 2034

As of the date of this annual report, we own the domain name, www.petrolinkhk.com. We have the right to renew the domain upon expiration and plan to do so as part of our regular business operations.

During the fiscal years ended December 31, 2024, 2023 and 2022, and up to the date of this annual report, we were not involved in any proceedings with regard to, and we did not receive notice of any claim of, infringement of any intellectual property rights that may be threatened or pending in which we may be involved either as a claimant or respondent which would have a material impact on our business, financial conditions or results of operations.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Item 3. Key Information – 3.D. Risk Factors” and elsewhere in this annual report.

Key Components of Results of Operations

	For the Years Ended December 31,
	2024	2023	2022
Revenue	$98,133,646	$102,106,509	$74,817,208
Cost of revenue	(95,725,710)	(100,190,534)	(73,703,892)
Gross profit	2,407,936	1,915,975	1,113,316

Selling, general and administrative expenses	(7,162,731)	(828,321)	(746,169)

(Loss)/profit from operations	(4,754,795)	1,087,654	367,147

Other income (expense)
Interest income	8,688	1,201	126
Other income	1,326	9,789	32,698
Currency exchange loss	(4,800)	(3,184)	(2,299)
Total other income, net	5,214	7,806	30,525

(Loss) income before provision for income taxes	(4,749,581)	1,095,460	397,672
Income tax expense	(227,135)	(159,340)	(6,563)
Net (loss) income and total comprehensive (loss) income	$(4,976,716)	$936,120	$391,109

Revenue

The following table sets forth the breakdown of our revenue by geographical location (in terms of the oil delivery location) for the fiscal years ended December 31, 2024, 2023 and 2022, respectively:

	For the Fiscal Years Ended December 31,
	2024		2023		2022
	(US$)	% of revenue	(US$)	% of revenue	(US$)	% of revenue
Revenue
Hong Kong	$95,194,029	97.0%	$95,186,597	93.2%	$71,331,173	95.3%
United Arab Emirates	-	-%	3,026,682	3.0%	558,075	0.8%
Singapore	2,939,617	3.0%	1,724,319	1.7%	549,221	0.7%
Saudi Arabia	-	-%	780,000	0.8%	-	-%
China	-	-%	671,962	0.6%	2,378,739	3.2%
Others	-	-%	716,949	0.7%	-	-%
Total revenue	$98,133,646	100.0%	$102,106,509	100.0%	$74,817,208	100.0%

Our revenue decreased by $3,972,863, or 3.9%, from $102,106,509 for the fiscal year ended December 31, 2023 to $98,133,646 for the fiscal year ended December 31, 2024, primarily because of (i) the decrease in number of customers which we provided marine fuel to for the fiscal year ended December 31, 2024, as compared with the fiscal year ended December 31, 2023; and (ii) the decrease in our sales volume from approximately 163,738 metric tons for the fiscal year ended December 31, 2023 to approximately 160,994 metric tons for the fiscal year ended December 31, 2024.

Our revenue increased by $27,289,301, or 36.5%, from $74,817,208 for the fiscal year ended December 31, 2022 to $102,106,509 for the fiscal year ended December 31, 2023, primarily because of (i) the increase in number of our customers which we provided marine fuel to them for the fiscal year ended December 31, 2023, as compared with the fiscal year ended December 31, 2022; and (ii) the increase in our sales volume from approximately 98,013 metric tons for the fiscal year ended December 31, 2022 to approximately 163,738 metric tons for the fiscal year ended December 31, 2023.

Cost of revenue

The following table sets forth the breakdown of our cost of revenue for the fiscal years ended December 31, 2024, 2023 and 2022:

	For the Fiscal Years Ended December 31,
	2024		2023		2022
	(US$)	% of cost of revenue	(US$)	% of cost of revenue	(US$)	% of cost of revenue
Cost of revenue
Marine fuel costs	$95,533,539	99.8%	$100,015,267	99.8%	$73,668,846	100.0%
Others	192,171	0.2%	175,267	0.2%	35,046	-%
Total cost of revenue	$95,725,710	100.0%	$100,190,534	100.0%	$73,703,892	100.0%

Our cost of revenue mainly represented the marine fuel cost and other costs mainly including the agency fee, barging fee, cancellation charges and survey fee. Our cost of revenue decreased by $4,464,824, or 4.5%, from $100,190,534 for the fiscal year ended December 31, 2023 to $95,725,710 for the fiscal year ended December 31, 2024, which was mainly due to the decrease in our marine fuel costs and in line with the decrease in our revenue. Our cost of revenue increased by $26,486,642, or 35.9%, from $73,703,892 for the fiscal year ended December 31, 2022 to $100,190,534 for the fiscal year ended December 31, 2023, which was mainly due to the increase in our marine fuel costs and in line with the increase in our revenue.

Gross profit

Our gross profit from our major revenue type is summarized as follows:

	For the Fiscal Years Ended December 31,
	2024	2023	2022
Gross profit	$2,407,936	$1,915,975	$1,113,316
Gross profit margin	2.5%	1.9%	1.5%

Our gross profit increased by $491,961, or 25.7%, from $1,915,975 for the fiscal year ended December 31, 2023 to $2,407,936 for the fiscal year ended December 31, 2024. Our gross profit margin increased from 1.9% for the fiscal year ended December 31, 2023 to 2.5% for the fiscal year ended December 31, 2024. The increase in gross profit and gross profit margin was mainly due to the slightly upward adjustment in the selling price of the marine fuel oil we sold to our customers for the fiscal year ended December 31, 2024, as compared with the fiscal year ended December 31, 2023.

Our gross profit increased by $802,659, or 72.1%, from $1,113,316 for the fiscal year ended December 31, 2022 to $1,915,975 for the fiscal year ended December 31, 2023. The increase in gross profit was mainly due to the increase in revenue for the fiscal year ended December 31, 2023, as compared to the fiscal year ended December 31, 2022. Our gross profit margin remained relatively stable at 1.9% and 1.5% for the fiscal years ended December 31, 2023 and 2022, respectively.

Selling, general and administrative expenses

Our selling, general and administrative expenses mainly represented the provision of expected credit loss, staff costs, agency commission, legal and professional fee, bank charges, utilities expenses, travelling and transportation costs and office supplies. Our selling, general and administrative expenses increased by $6,334,410, or 764.7%, from $828,321 for the fiscal year ended December 31, 2023 to $7,162 731 for the fiscal year ended December 31, 2024, which was mainly due to the increase in provision of expected credit loss, staff cost and professional fees such as audit, legal and consulting service expenses we incurred for the application for the listing of becoming a publicly traded company in the United States during the fiscal year ended December 31, 2024, as compared to the fiscal year ended December 31, 2023. Our selling, general and administrative expenses increased by $82,152, or 11.0%, from $746,169 for the fiscal year ended December 31, 2022 to $828,321 for the fiscal year ended December 31, 2023, which was mainly due to the increase in staff cost and professional fees such as audit, legal and consulting service expenses we incurred for the application for the listing of becoming a publicly traded company in the United States during the fiscal year ended December 31, 2023, as compared to the fiscal year ended December 31, 2022. We expect our selling, general and administrative expenses, including, but not limited to, staff costs, to increase in the foreseeable future, as our business further grows. We expect our legal and professional fees for legal, audit, and advisory services will increase.

Other income (expenses)

Other income (expenses) mainly includes interest income, other income and currency exchange loss.

Interest income. We recorded our interest income of $8,688, $1,201 and $126 for the fiscal years ended December 31, 2024, 2023 and 2022, respectively.

Other income mainly represents the government subsidies and other miscellaneous income.

Government subsidies. Government subsidies primarily related to non-recurring entitlements granted by the Hong Kong government pursuant to the Employment Support Scheme under the Anti-epidemic Fund. We received government subsidies that totaled nil, nil and $26,398 for the fiscal years ended December 31, 2024, 2023 and 2022, respectively, and recognized as other income when they were received because they were not subject to any past or future conditions.

Income tax expense. Our company, PTL Limited, was incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, PTL Limited is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

Petrolink Energy Pte. Ltd. is subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first $7,463 (S$10,000) taxable income and 50% of the next $141,791 (S$190,000) taxable income exempted from income tax.

Petrolink Energy Limited is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to $256,410 (HK$2,000,000), and 16.5% on any part of assessable profits over $256,410 (HK$2,000,000). For the fiscal years ended December 31, 2024, 2023 and 2022, Petrolink Energy Limited had assessable profits arising in Hong Kong and, hence, the provision of current tax of $227,135, $159,340 and $6,563, respectively, has been made in these periods.

Net (loss) income. As a result of the foregoing, we reported a net (loss) income of ($4,976,716), $936,120 and $391,109 for the fiscal years ended December 31, 2024, 2023 and 2022, respectively.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations and loans from banks and related parties, if necessary. We plan to support our future operations primarily from cash generated from our operations and the proceeds from initial public offering and the Follow-on Offering.

As reflected in our audited consolidated financial statements, we had net (loss) income of ($4,976,716), $936,120 and $391,109 for the fiscal years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, we had cash of $4,793,555 compared to $1,144,737 as of December 31, 2023. We had positive working capital that amounted to $577,954 and $1,300,033 as of December 31, 2024 and 2023, respectively. Our working capital requirements are influenced by the size of our operations, the volume and dollar value of our sales orders and the timing for collecting accounts receivable, and repayment of accounts payable.

We believe that our current cash and cash flows provided by operating activities, and the net proceeds from the Follow-on Offering will be sufficient to meet our working capital needs in the next 12 months from the date the audited consolidated financial statements are issued. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we determine to accelerate our growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

We do not plan to pay any further dividends out of our retained earnings, as of the date of this annual report.

The following table sets forth a summary of our cash flows for the fiscal years ended December 31, 2024, 2023 and 2022:

	For the Fiscal Years Ended December 31,
	2024	2023	2022
Net cash (used in) provided by operating activities	$(764,758)	$1,092,320	$(642,339)
Net cash provided by (used in) financing activities	$4,413,576	$(39,625)	$(103,124)
Net increase (decrease) in cash	$3,648,818	$1,052,695	$(745,463)
Cash at the beginning of the year	$1,144,737	$92,042	$837,505
Cash at the end of the year	$4,793,555	$1,144,737	$92,042

Operating Activities

Net cash used in operating activities amounted to $764,758 for the fiscal year ended December 31, 2024, mainly derived from (i) net loss of $4,976,716 for the fiscal year ended December 31, 2024; and (ii) the increase in accounts receivable of $5,544,446, due to more billing to customers based on marine fuel sold closer to the end of the fiscal year ended December 31, 2024, as compared to that of the fiscal year ended December 31, 2023, which was partially offset by (i) non-cash items of provision of expected credit loss of $5,740,368; (ii) an increase in accounts payable of $2,130,659 due to more billings from the suppliers on marine fuel purchased closer to the end of the fiscal year ended December 31, 2024, as compared to that of the fiscal year ended December 31, 2023; and (iii) a decrease in prepayments and other current assets of $1,788,138 due to the settlement of the advance to suppliers for the purchase of marine fuel during the fiscal year ended December 31, 2024.

Net cash provided by operating activities amounted to $1,092,320 for the fiscal year ended December 31, 2023, mainly derived from (i) net income of $936,120 for the fiscal year ended December 31, 2023; (ii) a decrease in accounts receivable of $1,275,497, due to more settlements by the customers closer to the end of the fiscal year ended December 31, 2023, as compared to that of the fiscal year ended December 31, 2022; and (iii) an increase in accrued expenses and other current liabilities of $252,436, due to more billings from the service providers on services requested closer to the end of the fiscal year ended December 31, 2023, as compared to that of the fiscal year ended December 31, 2022, which was offset by an increase in prepayments and other current assets of $1,581,430, due to the advance to suppliers for the purchase of marine fuel closer to the end of the fiscal year ended December 31, 2023, as compared to that of the fiscal year ended December 31, 2022.

Net cash used in operating activities amounted to $642,339 for the fiscal year ended December 31, 2022, mainly derived from the increase in accounts receivable of $5,920,637, due to more billing to customers based on marine fuel sold closer to the end of the fiscal year ended December 31, 2022, as compared to that of the fiscal year ended December 31, 2021, which was partially offset by (i) net income of $391,109 for the fiscal year ended December 31, 2022; and (ii) an increase in accounts payable of $5,104,136 due to more billings from the suppliers on marine fuel purchased closer to the end of the fiscal year ended December 31, 2022, as compared to that of the fiscal year ended December 31, 2021.

Investing Activities

No net cash was provided by/(used in) investing activities for the fiscal years ended December 31, 2024, 2023 and 2022.

Financing Activities

Net cash provided by financing activities amounted to $4,413,576 for the fiscal year ended December 31, 2024, which mainly included the proceeds from issuance of common shares pursuant to the initial public offering, net of issuance cost of $4,678,701, netting off the payments of offering costs related to the initial public offering of $387,874 during the fiscal year ended December 31, 2024.

Net cash used in financing activities amounted to $39,625 for the fiscal year ended December 31, 2023, which included the payments of offering costs related to the initial public offering of $50,000, netting off the repayment from a director of $10,375 during the fiscal year ended December 31, 2023.

Net cash used in financing activities amounted to $103,124 for the fiscal year ended December 31, 2022, which included the advance to a director of $103,124 during the fiscal year ended December 31, 2022.

Trend Information

We are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

Capital Expenditures

No material capital expenditures were incurred during the fiscal years ended December 31, 2024, 2023 and 2022.

Subsequent to December 31, 2024 and as of the date of this annual report, we did not purchase any material property and equipment for operational use. We do not have any other material commitments to capital expenditures as of December 31, 2024 or as of the date of this annual report.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

The nature of our business does not appear to be affected by seasonal variations.

5.C. Research and Development, Patent and Licenses, etc.

Please refer to “Item 4. Information on the Company – 4.B. Business Overview”.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

5.E. Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. These accounting principles require us to make judgments, estimates and assumptions on the reported amounts of assets and liabilities at the end of each fiscal period, and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

Critical accounting policies

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, including revenue recognition, accounts receivable, and income taxes, of which the details are set out in our consolidated financial statements.

Recently Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

Critical accounting estimates

You should also consider the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Allowance for expected credit loss

We have adopted the loss rate methodology to estimate historical losses on accounts receivable. The Company has adopted the aging methodology to estimate the credit losses on accounts receivable. The historical data is adjusted to account for forecasted changes in the macroeconomic environment in order to calculate the current expected credit loss. $5,740,368, nil and nil were made for the fiscal years ended December 31, 2024, 2023 and 2022.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report:

Directors and Executive officers	Age	Position
Tak Wing Ho	37	Director, Chief Financial Officer, and the Chairman of the Board
Ying Ying Chow	32	Director and Chief Executive Officer
Wai Hong Lin	35	Independent Director, Chair of the Audit Committee
Sze Ho Chan	37	Independent Director, Chair of the Nominating Committee
Wai Ming Yiu	43	Independent Director, Chair of the Compensation Committee

Tak Wing Ho is the Chief Financial Officer, Director, and the Chairman of the board of the Company. Mr. Ho has more than 11 years of experience of handling financial and audit operation in companies. In addition to overseeing the general corporate strategy, business development, and management of the Company, Mr. Ho is also responsible for financial planning, budgeting, and financial reporting. Mr. Ho started his accounting career in 2012, served as Accounting Officer of Super Star Group. From 2017 to 2023, Mr. Ho served as the account of Tri Co Trading Co Ltd, a fuel trading company. From 2023 to present, Mr. Ho serviced as the Chief Financial Officer of the Operating Subsidiary. Mr. Ho received his Advanced Diploma in Accounting from Hong Kong Baptist University and his Bachelor of Science degree in Accounting from HKUSPACE.

Ying Ying Chow is the Chief Executive Officer and Director of the Company, overseeing the general corporate strategy, risk management, business development, operation management and expansion of our Company. Prior to joining PTL in 2023, Ms. Chow served as the Assistant General Manager of Credit One Finance Limited, where she is responsible for strategic decision-making, overseeing operations, AML & compliance, investor relations, business development, risk management and investor relations, from 2017 to 2023. Ms. Chow received a Bachelor of Art degree from Hong Kong Baptist University in 2015, Postgraduate Diploma in Business Management and Executive Diploma in Anti-Money Laundering and Counter Terrorist Financing from HKUSPACE in 2023.

Wai Hong Lin is an independent director and the chair of the audit committee and the member of the nominating committee and the compensation committee. Mr. Lin has over 13 years of experience in accounting, audit, capital market and corporate finance. Mr. Lin currently serves as the Manager of Alpha Financial Group Limited from 2020, and served as the Associate of Ample Capital Limited from 2018 to 2019, where he executed a wide variety of capital markets and corporate finance transactions, including IPO, merger and acquisitions, and the preparation of financial statement in US GAAP. From 2015 to 2018, Mr. Lin served as the Senior Associate in the Audit function of PricewaterhouseCoopers Limited (“PwC”), where he performed annual audit and interim review on the listed companies, and involved in various IPO projects. From 2012 to 2015, Mr. Lin served as the Senior Associate of East Asia Sentinel Limited, where he performed the similar functions as in PwC. Mr. Lin has been the member of Hong Kong Institute of Certified Public Accountants since 2015 and a licensed representative of Type 6 regulated activities under the Securities and Futures Ordinance since 2018. Mr. Lin received his BBA degree from Hong Kong University of Science and Technology in 2011.

Sze Ho Chan is an independent director and the chair of the nominating committee and the member of the audit committee and the compensation committee. Mr. Chan is currently the Chief Executive Officer and Director of Garden Stage Limited (NASDAQ: GSIW), since December 2020 as the Director of its subsidiary, I Win Securities Limited. Mr. Chan has more than 11 years of experience in the financial services industry, covering the area of margin financing, securities trading, asset management, and wealth management. Prior to joining I Win Securities in December 2020, Mr. Chan worked in the Wealth Management division of CMBC Securities Company Limited, as its Senior Manager, from January 2018 to July 2020. Prior to joining CMBC Securities Company Limited, Mr. Chan served as the Manager of the Wealth Management division of CITICS Securities International, from July 2011 to July 2017. Mr. Chan received a Bachelor of Construction Engineering and Management from the City University of Hong Kong in 2010 and a High Diploma in Building Technology and Management from the Hong Kong Polytechnic University in 2007.

Wai Ming Yiu is an independent director and the chair of the compensation committee and the member of the audit committee and the nominating committee. Mr. Yiu has extensive experience in legal and commercial matters. Mr. Yiu is currently the Senior Executive of Liu & Co., a Hong Kong law firm since 2022, and served as Senior Executive of H.T.Ngan & Co., a Hong Kong law firm from 2019 to 2022. From 2018 to present, Mr. Yiu has been serving as the Principal Consultant of Anchor Business Solution, a business consultancy firm, in which Mr. Yiu provides resolutions to complex business issues, project management to corporate transactions, and advices to the senior management of the corporate clients. From 2013 to present, Mr. Yiu also has been serving as the Managing Director of Riches Enterprise Limited, a business consultancy firm. From 2011 to 2018, Mr. Yiu served as the General Manager of Jinlifeng Group Hong Kong Limited, managing its sales and marketing effort. From 2006 to 2011, Mr. Yiu served as the Business Account Manager of Hang Seng Bank Limited. Mr. Yiu received Bachelor of Business from Edith Cowan University on 2005.

Family Relationships

None of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Chinese Communist Party Affiliations

None of the members of our board or the boards of our consolidated foreign operating entities are officials of the Chinese Communist Party (“CCP”). None of the members of our board or the boards of our consolidated foreign operating entities are or were members of, or affiliated with the CCP.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors, director appointees or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

6.B. Compensation

Employment Agreements and Director Offer Letters

On March 26, 2024, PTL Limited has entered into separate standard employment agreements (the “Director and Officer Employment Agreement”) with its directors and senior executive officers, namely, Ms. Ying Ying Chow (Company’s Director and Chief Executive Officer), and Mr. Tak Wing Ho, (Company’s Chief Financial Officer and Chairman of the Board), respectively (Mr. Ho and Ms. Chow collectively refer as the “Named Directors and Executives”).

The initial term of the Director and Officer Employment Agreements is for a term of one year unless terminated earlier. Upon expiration of the initial-year term, the Director and Officer Employment Agreements shall be automatically extended for successive one-year terms unless a three-months prior written notice to terminate the Director and Officer Employment Agreement or unless terminated earlier pursuant to the terms of the agreements.

Pursuant to the Director and Officer Employment Agreements, Mr. Tak Wing Ho will receive cash compensation of salary HK$350,400 (US$ 44,790) annually from PTL Limited; and Ms. Ying Ying Chow will receive cash compensation of salary HK$216,000 (US$ 27,610) annually from PTL Limited and the cash compensation of salary HK$120,000 (US$ 15,340) annually from Petrolink Energy Limited, the Operating Subsidiary.

PTL Limited is entitled to terminate Director and Officer Employment Agreement with Mr. Ho and Ms. Chow for cause at any time without remuneration for certain acts of Named Directors and Executives, as being convicted of any criminal conduct, any act of gross or willful misconduct, or any severe, willful, grossly negligent, or persistent breach of any employment agreement provision, or engaging in any conduct which may make the continued employment of such officer detrimental to our company. Each Named Directors and Executives has agreed to hold, both during and after the terms of his agreement, in confidence and not to use for the officer’s benefit or the benefit of any third party, any trade secrets, other information of a confidential nature or non-public information of or relating to us in respect of which we owe a duty of confidentiality to a third party. In addition, each senior executive has agreed not to, for a period of one year following the termination of his employment, carry on any business in direct competition with the business of the PTL group of companies, solicit or seek or endeavor to entice away any customers, clients, representative, or agent of the PTL group of companies or in the habit of dealing with the PTL group of companies who is or shall at any time within two years prior to such cessation have been a customer, client, representative, or agent of the PTL group of companies, and use a name including the words used by the PTL group of companies in its name or in the name of any of its products, services or their derivative terms, or Chinese or English equivalent in such a way as to be capable of or likely to be confused with the name of the PTL group of companies.

Agreements with independent directors

We entered into director offer letters with each of our independent director nominees which agreements set forth the terms and provisions of their engagement.

Compensation of Directors and Executive Officers

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the fiscal year ended December 31, 2024 earned by or paid to our director and executive officers.

Name and Principal Position	Year/ period	Salary (US$)	Bonus (US$)	Stock Awards (US$)	Option Awards (US$)	Non-Equity Incentive Plan Compensation (US$)	Deferred Compensation Earnings (US$)	Pension (US$)	Total (US$)
Tak Wing Ho	2024	$69,340	-	-	-	-	-	-	69,340
Ying Ying Chow	2024	$43,177	-	-	-	-	-	-	43,177
Wai Hong Lin	2024	$4,500	-	-	-	-	-	-	4,500
Sze Ho Chan	2024	$4,500	-	-	-	-	-	-	4,500
Wai Ming Yiu	2024	$4,500	-	-	-	-	-	-	4,500

Share Incentive Plan

In December 2024, the Company adopted the 2024 Equity Incentive Plan (the “2024 Incentive Plan”), for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2024 Incentive Plan, we are authorized to issue an aggregate of 1,000,000 Ordinary Shares. As of the date of this annual report, 1,000,000 Ordinary Shares have been granted to five consultants of the Company.

The following paragraphs summarize the terms of the 2024 Incentive Plan.

Types of Awards. The 2024 Incentive Plan permits the awards of options, stock appreciation rights, restricted stock, restricted stock units, stock bonus awards and/or performance compensation awards.

Plan Administration. The 2024 Incentive Plan is administered by the Compensation Committee of the Board or any other committee appointed by the Board to administer this Plan (or if no Committee is appointed, the Board). The plan administrator is entitled to determine the participants who are to receive awards, the number of awards to be granted, and the terms and conditions of each award grant.

Eligibility. Employees, directors and officers and the consultants of our company are eligible to participate pursuant to the terms of the 2024 Incentive Plan.

Conditions of Award. The plan administrator shall determine the participants, types of awards, numbers of shares to be covered by awards, terms and conditions of each award, and provisions with respect to the vesting schedule, settlement, exercise, repurchase, cancellation, forfeiture, restrictions, limitations or suspension of awards.

Term of Award. The term of each award shall be fixed by the administrator and is stated in the award agreement between recipient of an award and us. No award shall be granted under the 2024 Incentive Plan after ten years from the date the 2024 Incentive Plan was approved by the board.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Transfer Restrictions. Unless otherwise determined by the administrator of the 2024 Incentive Plan, no award and no right under any such award shall be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order, and shall not be subject to execution, attachment, or similar process.

Clawback Policy adopted by the Board

The Board adopted an Executive Compensation Recovery Policy (the “Clawback Policy”), effective January 1, 2024, providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

6.C. Board Practices

Duties of Directors

Under BVI law, our Directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our memorandum and articles of association or the BVI Act. You should refer to “Item 10. Additional Information — 10.B. Memorandum and articles of association — Differences in Corporate Law” for additional information on our standard of corporate governance under BVI law.

Terms of Directors

Pursuant to our Amended and Restated Memorandum and Articles of Association, each of our directors holds office for the term, if any, fixed by the resolution of shareholders or resolution of directors appointing him/her, or until his/her earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his/her earlier death, resignation or removal.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors.

Board of Directors

Our board of directors consists of 5 directors, three of whom are independent as such term is defined by the Nasdaq Capital Market.

The directors are up for re-election at our annual general meeting of shareholders.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Board Committees

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating committee. We have adopted a charter for each of the three committees.

Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Wai Hong Lin, Mr. Sze Ho Chan, and Mr. Wai Ming Yiu. Mr. Wai Hong Lin is the chair of our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Wai Hong Lin, Mr. Sze Ho Chan, and Mr. Wai Ming Yiu. Mr. Wai Ming Yiu is the chair of our compensation committee. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the shareholders for determination with respect to the compensation of our directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating Committee. Our nominating committee consists of Mr. Wai Hong Lin, Mr. Sze Ho Chan, and Mr. Wai Ming Yiu. Mr. Sze Ho Chan is the chair of our nominating committee. We have determined that Mr. Wai Hong Lin, Mr. Sze Ho Chan, Mr. Wai Ming Yiu satisfy the “independence” requirements under Nasdaq Rule 5605. The nominating committee assists the board of directors in selecting individuals qualified to become our directors and determining the composition of the board and its committees. The nominating committee is responsible for, among other things

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Foreign Private Issuer Exemption

We are a “foreign private issuer”, as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

●	Exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (1) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

We have taken advantages of certain corporate governance rules that conform to BVI requirements in lieu of many of the Nasdaq corporate governance rules.

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practices in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

Because we are a foreign private issuer, our members of our board of directors, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

Remuneration

The directors may receive such remuneration as our board of directors may determine from time to time. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Meetings of directors

Our business and affairs are managed by our board of directors, who will make decisions by voting on resolutions of directors. Our directors are free to meet at such times and in such manner and places within or outside the BVI as the directors determine to be necessary or desirable. A director must be given not less than 3 days’ notice of a meeting of directors. At any meeting of directors, a quorum will be present if not less than one half of the total number of directors is present, unless there are only 2 directors in which case the quorum is 2. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by a majority of the directors. A person other than an individual which is a shareholder may by a resolution of its directors or other governing body authorize any individual it thinks fit to act as its representative at any meeting of shareholders. The duly authorized representative shall be entitled to exercise the same powers on behalf of the person which he represents as that person could exercise if it were an individual.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our Directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Code of Business Conduct and Ethics, Insider Trading Policy and Executive Compensation Recovery Policy

We have adopted (i) a written code of business conduct and ethics; (ii) Insider Trading Policy that applies to our Directors, officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions; and (iii) Executive Compensation Recovery Policy that applies to our officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, (collectively the “Policies”). We intend to disclose any amendments to the Policies, and any waivers of the Policies for our Directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.

6.D. Employees

Employees

The following table sets forth a breakdown of our employees categorized by function as of the date of this annual report:

Function	Number of Employees
Management	5
Accounting and finance department	1
Sales and purchase department	2
Administration and operations department	2
Total	10

We take pride in maintaining a positive working relationship with our employees, and we have not encountered any significant labor disputes.

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this annual report by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares. Holders of our Ordinary Shares are entitled to one (1) vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days of this annual report. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

	Ordinary Shares beneficially held (2)
Name of Beneficial Owner	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares
Directors, Director Nominees and Named Executive Officers:
Tak Wing Ho (1)	11,250,000	30.01%
Ying Ying Chow(1)	11,250,000	30.01%
Wai Hong Lin	—	—%
Sze Ho Chan	—	—%
Wai Ming Yiu	—	—%
Directors and executive officers as a group	11,250,000	30.01%

5% or Greater Shareholders:
PTLE Limited (1)	11,250,000	30.01%

(1)	PTLE Limited is a BVI business company incorporated under the laws of the British Virgin Islands, which is owned as to 70% by Mr. Tak Wing Ho (our Director, Chief Financial Officer, and the Chairman of the Board) and 30% by Ms. Ying Ying Chow (our Director and Chief Executive Officer). Mr. Ho and Ms. Chow are deemed to hold the voting and dispositive power over the Ordinary Shares held by PTLE Limited. The registered address of PTLE Limited is at Corporate Registrations Limited of Sea Meadow House, (P.O. Box 116), Road Town, Tortola British Virgin Islands. Mr. Ho and Ms. Chow did not enter into any voting arrangement or agreement.

(2)	Based on 37,487,500 Ordinary Shares issued and outstanding as of the date of this annual report.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees - 6.E. Share Ownership” for a description of PTL’s major shareholders.

7.B. Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees - 6.C. Board Practices-Terms of Directors and Officers.”

Employment Agreements See “Item 6. Directors, Senior Management and Employees - 6.B. Compensation-Employment Agreements .”

Material Transactions with Related Parties

The following is a list of related parties which the Company has balances/transactions with:

(a)	Mr. Tak Wing Ho, a director of the Company.

(b)	Mr. Chi Nap Yau, a former director of Petrolink Hong Kong.

(c)	Tri Co Trading Co., Limited, controlled by Mr. Chi Nap Yau, who was a former director of Petrolink Hong Kong from November 1, 2022 to March 7, 2023.

(d)	PTLE Limited, a shareholder of the Company.

a.	Due from a director

The balance of amount due from a director was as follows:

Name	Nature	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
Mr. Tak Wing Ho (a)(1)	Due from a director	$-	$122,749	-
Mr. Chi Nap Yau (b) (1)	Due from a director	$-	$-	133,124
Total		$-	$122,749	133,124

(1)	These balances represented the advances for operational purposes. These amounts were unsecured, interest-free, repayable on demand, and trade-related. The entire balance was settled with a director on July 19, 2024.

b.	Accounts receivable – a related party

The balance of accounts receivable from a related party was as follows:

Name	Nature	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
Tri Co Trading Co., Limited (c) (1)	Accounts Receivable	$-	$-	$4,374,401
Total		$-	$-	$4,374,401

(1)	Tri Co Trading Co. Limited is under control by a common director Mr. Chi Nap, Yau from November 1, 2022 to March 7, 2023. The balance as of December 31 2022 represented the accounts receivable regarding the sales of the marine fuel. The amount was unsecured, interest-free, repayable on demand and trade-related. As of the date of this annual report, the entire balance has been settled on February 20, 2023.

c.	Accounts payable – a related party

The balance of accounts payable to a related party was as follows:

Name	Nature	As of December 31, 2024	As of December 31, 2022	As of December 31, 2022
Tri Co Trading Co., Limited (c) (1)	Accounts Payable	$-	$-	$1,848,656
Total		$-	$-	$1,848,656

(1)	Tri Co Trading Co. Limited is under control by a common director Mr. Chi Nap, Yau from November 1, 2022 to March 7, 2023. The balance as of December 31 2022 represented the accounts payable regarding the purchases of the marine fuel. The amount was unsecured, interest-free and repayable on demand. As of the date of this annual report, the entire balance has been settled on February 1, 2023.

d	Due from a shareholder

The balance of amount due from a shareholder was as follows:

Name	Nature	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
PTLE Limited (d) (1)	due from a shareholder	$10,840	-	-
Total		$10,840	-	-

(1)	The balance as of December 31, 2024 represented the advances for operational purpose. The amount was unsecured, interest-free, repayable on demand and non-trade-related.

e.	Related party transactions

The Company sells marine fuel to Tri Co Trading Co., Limited (c). For the fiscal years ended December 31, 2024, 2023 and 2022, the sales of marine fuel to Tri Co Trading Co., Limited (c) were nil, $3,731,638 and $3,223,218, respectively.

The Company purchases marine fuel from Tri Co Trading Co., Limited (c). For the fiscal years ended December 31, 2024, 2023 and 2022, the purchases of marine fuel from Tri Co Trading Co., Limited (c) were nil, nil and $345,451, respectively.

Item 8. Financial Information

8.A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal and Administrative Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. As of the date of this annual report, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations, nor have we experienced any incident of non-compliance which, in the opinion of our directors, is likely to materially and adversely affect our business, financial condition or operations.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. Key Information — 3.D. Risk Factors — Risks Relating to Our Business and Operations — We may be subject to disputes, legal proceedings, and proceedings and may not always be successful in defending ourselves against such claims or proceedings”.

Dividend Policy

PTL, our BVI holding company, since its incorporation on December 29, 2023, has not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past, nor have any dividends or distributions been made by our subsidiaries to the BVI holding company. Furthermore, no payments of any kind (including transfers, capital contributions and loans) have been made between PTL and its subsidiaries, or by the Operating Subsidiary to PTL. For the fiscal years ended December 31, 2024, 2023 and 2022, our Operating Subsidiary did not declare any dividends to its then shareholders. As of the date of this annual report, Petrolink Singapore has not declared any dividends to its shareholders.

We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we currently have no plan to declare or pay any dividends in the near future on our shares. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable BVI laws regarding solvency. Our board of directors will take into account general economic and business conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and other implications on the payment of dividends by us to our shareholders or by our Operating Subsidiary to us, and such other factors as our board of directors may deem relevant. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors.

Subject to the BVI Act and our Amended and Restated Memorandum and Articles of Association, our board of directors may, by resolution of directors, declare and authorize a distribution (which includes a dividend) to our shareholders from time to time and of an amount they think fit if they are satisfied, on reasonable grounds, that immediately after the distribution (a) the company will be able to pay its debts as they fall due; and (b) the value of our assets exceeds its liabilities.

Our holding company relies on dividends paid by our Operating Subsidiary for its cash requirements, including funds to pay any dividends and other cash distributions to its shareholders, service any debt it may incur and pay its operating expenses. Our holding company’s ability to pay dividends to its shareholders will depend on, among other things, the availability of dividends from our Operating Subsidiary.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

8.B. Significant Changes

Except as otherwise disclosed in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

Item 9. The Offer and Listing

9.A. Offer and listing details

Not applicable for annual reports on Form 20-F.

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “PTLE.”

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share Capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and Articles of Association

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Companies Act, insofar as they relate to the material terms of our Ordinary Shares. They do not purport to be complete. Reference is made to our memorandum and articles of association, a copy of which is filed as an exhibit to the annual report (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

Our Amended and Restated Memorandum and Articles of Association

We are a British Virgin Islands business company incorporated under the laws of BVI on December 29, 2023, and our affairs are governed by our memorandum and articles of association (as amended and restated from time to time), and the BVI Business Companies Act of 2020 (as amended) (the “BVI Act”) which is referred to as the BVI Act below and the common law of the British Virgin Islands. A copy of our amended and restated memorandum and articles of association is filed as an exhibit to the registration statement of which this annual report is a part.

As of the date of this annual report, we are authorized to issue an unlimited number of Ordinary Shares with no par value each.

On October 17, 2024, the Company completed its initial public offering of 1,250,000 Ordinary Shares at the initial public offering price of US$4.00 per Ordinary Share on the Nasdaq Capital Market. In addition, on October 15, 2024, we entered into an underwriting agreement with Dominari Securities LLC, who acted as the representative of the underwriters, pursuant to which the Company granted the underwriters a 45-day option to purchase up to an additional 187,500 Ordinary Shares to cover the over-allotments option, if any.

Subsequent to the initial public offering, on November 6, 2024, the representative of the underwriters in the Company’s initial public offering, Dominari Securities LLC, fully exercised its over-allotment option to purchase an additional 187,500 Ordinary Shares.

On December 30, 2024, the board of directors of the Company approved and adopted an equity incentive plan, which authorized a maximum number of 1,000,000 ordinary shares of the Company available for issuance to the directors, officers, managers, employees, consultants or advisors (and prospective directors, officers, managers, employees, consultants and advisors) of the Company and its affiliates. As of the date of this annual report, the Company has issued a total of 1,000,000 Ordinary Shares to five consultants of the Company.

On April 9, 2025, the Company entered into the Securities Purchase Agreements with several investors, pursuant to which the Company agreed to issue and sell, in a best effort offering, a total of 23,800,000 Ordinary Shares at the price of $0.30 per Ordinary Share for an aggregate gross proceeds of $7,140,000. The Securities Purchase Agreements contain customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The Offering closed on April 11, 2025.

As of the date of this annual report, there were 37,487,500 Ordinary Shares issued and outstanding.

Ordinary Shares

All of our issued Ordinary Shares are fully paid and non-assessable. Certificates evidencing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the British Virgin Islands may freely hold and vote their Ordinary Shares.

Distributions

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors subject to the BVI Act.

Voting rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called meeting of the shareholders entitled to vote on such action or may be effected by a resolution in writing. At each meeting of shareholders, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each ordinary share that such shareholder holds.

Election of directors

Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. The laws of the British Virgin Islands, however, do not specifically prohibit or restrict the creation of cumulative voting rights for the election of our Directors. Cumulative voting is not a concept that is accepted as a common practice in the British Virgin Islands, and we have made no provisions in Amended and Restated Memorandum and Articles of Association to allow cumulative voting for elections of directors.

Meetings

We must provide written notice of all meetings of shareholders, stating the time, date and place at least 7 days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our board of directors shall call a meeting of shareholders upon the written request of shareholders holding at least 30% of our outstanding voting shares. In addition, our board of directors may call a meeting of shareholders on its own motion. A meeting of shareholders may be called on short notice if at least 90% of the Ordinary Shares entitled to vote on the matters to be considered at the meeting have waived notice of the meeting, and presence at the meeting shall be deemed to constitute waiver for this purpose.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing at least 50% of the voting rights of the shares of each class or series of shares entitled to vote as a class or series thereon and the same proportion of the votes of the remaining shares entitled to vote thereon. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within half an hour of the start time of the meeting, the meeting shall be dissolved or, at the discretion of the chairman of the meeting of shareholders (the “Chairman”),shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Chairman may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the members present shall be a quorum. No business may be transacted at any meeting of shareholders unless a quorum is present at the time when the meeting proceeds to business. The directors may, at any time prior to the time appointed for the meeting of members to commence, appoint any person to act as the Chairman or, if the directors do not make any such appointment, the chairman of the Board shall preside as the Chairman. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the directors present shall elect one of their number to be the Chairman.

Any corporation or other form of corporate legal entity that is a shareholder shall be deemed for the purpose of our Amended and Restated Memorandum and Articles of Association to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Protection of minority shareholders

The BVI Act offers some limited protection of minority shareholders. The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes, the BVI Act or the company’s Amended and Restated Memorandum and Articles of Association. Under the BVI Act, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a member. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the Board of Directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to BVI law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s Amended and Restated Memorandum and Articles of Association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extra common majority of shareholders.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of the shares under either BVI law or our Amended and Restated Memorandum and Articles of Association.

Transfer of Ordinary Shares

Subject to the restrictions in our Amended and Restated Memorandum and Articles of Association, the lock-up agreements with our underwriters in our IPO and applicable securities laws, any of our shareholders may transfer all or any of his or her Ordinary Shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any Ordinary Share. If our board of directors resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in the resolution. Our directors shall not decline any transfer of Ordinary Shares, nor may they suspend registration thereof, where such transfer is: (a) to any mortgagee or chargee whose interest has been noted on the Company’s register of members; or (b) by any such mortgagee or chargee pursuant to the power of sale under its security or otherwise and in accordance with the terms of the relevant security document.

Liquidation

As permitted by BVI law and our Amended and Restated Memorandum and Articles of Association, the company may be voluntarily liquidated by a resolution of shareholders or, if permitted under Part XII of the BVI Act, if we have no liabilities or we are able to pay our debts as they fall due and the value of our assets equals or exceeds our liabilities by resolution of directors or by resolution of members provided the shareholders have approved, by resolution of members, a liquidation plan approved by the directors.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Our board of directors may, on the terms established at the time of the issuance of such shares or as otherwise agreed, make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture. For the avoidance of doubt, if the issued Ordinary Shares have been fully paid in accordance with the terms of its issuance and subscription, the directors shall not have the right to make calls on such fully paid Ordinary Shares and such fully paid Ordinary Shares shall not be subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the BVI Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our Amended and Restated Memorandum and Articles of Association and subject to any applicable requirements imposed from time to time by, the BVI Act, the SEC, the Nasdaq Capital Market, or by any recognized stock exchange on which our securities are listed.

Modifications of rights

We may from time to time by resolution of directors or resolution of members modify all or any of the rights attached to any class of shares, by amendment to our Amended and Restated Memorandum and Articles of Association.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by resolution of our board of directors or by a resolution of shareholders:

●	amend our memorandum of association to increase or decrease the maximum number of shares we are authorized to issue;

●	subject to our memorandum of association, divide our authorized and issued shares into a larger number of shares; and

●	subject to our memorandum of association, combine our authorized and issued shares into a smaller number of shares.

Inspection of books and records

Under BVI Law, holders of our Ordinary Shares are entitled, upon giving written notice to us, to inspect (i) our Amended and Restated Memorandum and Articles of Association, (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members, and to make copies and take extracts from the documents and records. However, our Directors can refuse access to permit the shareholder to inspect the document or limit the inspection of the document. Where we fail or refuse to permit a shareholder to inspect a document or permits a member to inspect a document subject to limitations, that shareholder may apply to the British Virgin Islands High Court for an order that he or she should be permitted to inspect the document or to inspect the document without limitation. See “Where You Can Find More Information.”

Rights of non-resident or foreign shareholders

There are no limitations imposed by our Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Our Amended and Restated Memorandum and Articles of Association authorizes our board of directors to issue additional Ordinary Shares from authorized but unissued shares to the extent available, from time to time as our board of directors shall determine.

Differences in Corporate Law

The BVI Act and the laws of the BVI affecting BVI companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the BVI applicable to us and, for illustrative purposes only, the Delaware General Corporation Law (the “DGCL”), which governs companies incorporated in the state of Delaware.

Mergers and Similar Arrangements

Under the BVI Act, two or more companies, each a “constituent Company”, may merge or consolidate in accordance with Section 170 of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders. While a director may vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company.

A transaction entered into by our Company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction or proposed transaction is (i) between the director and the company and (ii) the transaction or proposed transaction is or is to be entered into in the ordinary course of the company’s business and on usual terms and conditions.

Notwithstanding the above, a transaction entered into by the company is not voidable if (a) the material facts of the interest of the director in the transaction are known by the shareholders entitled to vote at a meeting of shareholders and the transaction is approved or ratified by a resolution of shareholders; or (b) the company received fair value for the transaction.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision that, if proposed as an amendment to the Amended and Restated Memorandum and Articles of Association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation. The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration. After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI. A shareholder may dissent from a mandatory redemption of his shares pursuant to an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder who gave written objection within 20 days immediately following the date of the shareholders’ approval. These shareholders then have 20 days from the date of such notice to give to the company their written election in the form specified by the BVI Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder. Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent. Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Under Delaware law each corporation’s board of directors must approve a merger agreement. The merger agreement must state, among other terms, the terms of the merger and method of carrying out the merger. This agreement must then be approved by the majority vote of the outstanding stock entitled to vote at an annual or special meeting of each corporation, and no class vote is required unless provided in the certificate of incorporation.

Delaware permits an agreement of merger to contain a provision allowing the agreement to be terminated by the board of directors of either corporation, notwithstanding approval of the agreement by the stockholders of all or any of the corporations (1) at any time prior to the filing of the agreement with the Secretary of State or (2) after filing if the agreement contains a post-filing effective time and an appropriate filing is made with the Secretary of State to terminate the agreement before the effective time. In lieu of filing an agreement of merger, the surviving corporation may file a certificate of merger, executed in accordance with Section 103 of the DGCL. The surviving corporation is also permitted to amend and restate its certification of incorporation in its entirety. The agreement of merger may also provide that it may be amended by the board of directors of either corporation prior to the time that the agreement filed with the Secretary of State becomes effective, even after approval by stockholders, so long as any amendment made after such approval does not adversely affect the rights of the stockholders of either corporation and does not change any term in the certificate of incorporation of the surviving corporation. If the agreement is amended after filing but before becoming effective, an appropriate amendment must be filed with the Secretary of State. If the surviving corporation is not a Delaware corporation, it must consent to service of process for enforcement of any obligation of the corporation arising as a result of the merger; such obligations include any suit by a stockholder of the disappearing Delaware corporation to enforce appraisal rights under Delaware law.

If a proposed merger or consolidation for which appraisal rights are provided is to be submitted for approval at a shareholder meeting, the subject company must give notice of the availability of appraisal rights to its shareholders at least 20 days prior to the meeting.

A dissenting shareholder who desires to exercise appraisal rights must (a) not vote in favor of the merger or consolidation; and (b) continuously hold the shares of record from the date of making the demand through the effective date of the applicable merger or consolidation. Further, the dissenting shareholder must deliver a written demand for appraisal to the company before the vote is taken. The Delaware Court of Chancery will determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the court will take into account “all relevant factors.” Unless the Delaware Court of Chancery in its discretion determines otherwise, interest from the effective date of the merger through the date of payment of the judgment will be compounded quarterly and accrue at 5% over the Federal Reserve discount rate.

Indemnification of Directors and Officers

BVI law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any provision providing indemnification may be held by the BVI courts to be contrary to public policy (e.g. for purporting to provide indemnification against civil fraud or the consequences of committing a crime).

Under our Amended and Restated Memorandum and Articles of Association, we may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

●	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

●	is or was, at our request, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the DGCL for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under BVI law, the directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In exercising the powers of a director, the directors ensure neither they nor the company acts in a manner which contravenes the BVI Act or our Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances.

Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Shareholder action by Written Consent

BVI law and our Amended and Restated Memorandum and Articles of Association provide that shareholders may approve corporate matters by way of a resolution duly consented to in writing members representing a majority of the votes of shares entitled to vote on the resolution in accordance with Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

Shareholder Proposals

BVI law and our Amended and Restated Memorandum and Articles of Association provide that shareholders holding 30% or more of the voting rights entitled to vote on any matter for which a meeting is to be requested may request that the directors shall requisition a shareholder’s meeting. Under the DGCL, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

As a BVI company, we are not obliged by law to call shareholders’ annual general meetings, but our Amended and Restated Memorandum and Articles of Association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world.

Cumulative Voting

There are no prohibitions in relation to cumulative voting under the laws of the BVI but our Amended and Restated Memorandum and Articles of Association do not provide for cumulative voting. Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under our Amended and Restated Memorandum and Articles of Association, a director of our Company may be removed from office, with or without cause, by a resolution of directors or resolution of members of our Company. Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Dissolution; Winding Up

Under our Amended and Restated Memorandum and Articles of Association, we may appoint a voluntary liquidator by a resolution of directors or by a resolution of members provided the shareholders have approved, by resolution of members, a liquidation plan approved by the directors. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

Amendment of Governing Documents

Subject to the provisions of the BVI Act, our directors or shareholders may from time to time amend our Memorandum or Articles by resolution of directors or resolution of members. Our directors shall give notice of such resolution to the BVI registered agent of our Company, for the BVI registered agent to file with the BVI Registrar of Corporate Affairs (the “Registrar”) a notice of the amendment to our Memorandum or Articles, or a restated memorandum and articles of association incorporating the amendment(s) made, and any such amendment(s) to our Memorandum or the Articles will take effect from the date of the registration by the Registrar of the notice of amendment or restated memorandum and articles of association incorporating the amendment(s) made. Notwithstanding any provision to the contrary in our Memorandum or Articles, our directors shall not have the power to amend our Memorandum or Articles: (a) to restrict the rights or powers of the members to amend our Memorandum or Articles; (b) to change the percentage of members required to pass a resolution to amend our Memorandum or Articles; or (c) in circumstances where our Memorandum or Articles cannot be amended by the members. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Anti-Money Laundering — BVI

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases, the directors may be satisfied that no further information is required since an exception applies under the Anti-Money Laundering Regulations (as revised) of the BVI, as amended and revised from time to time or any other applicable law.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

If any person resident in the BVI knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of their business the person will be required to report his belief or suspicion to the Financial Investigation Agency of the BVI, pursuant to the Proceeds of Criminal Conduct Act (as revised). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is Transhare Corporation, with its offices located at Bayside Center 1, 17755 North US Highway 19, Suite #140, Clearwater, FL 33764.

10.C. Material Contracts

Other than those described in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

10.D. Exchange Controls

The British Virgin Islands and Hong Kong currently have no exchange control regulations or currency restrictions.

10.E. Taxation

Material United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our Ordinary Shares by a U.S. holder (as defined below) that holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, banks or other financial institutions, insurance companies, broker-dealers, pension plans, cooperatives, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting shares, holders who will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations with respect to the ownership and disposition of our Ordinary Shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under applicable United States Treasury regulations.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Ordinary Shares.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for United States federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

The discussion below under “Dividends” and “Sale or Other Disposition of Ordinary Shares” is written on the basis that we will not be or become a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any tax withheld) paid on our Ordinary Shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our Ordinary Shares. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our Ordinary Shares. Dividends received on the Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our Ordinary Shares. In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on Ordinary Shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of Ordinary Shares

Subject to the Passive Foreign Investment Company (PFIC) rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be treated as a capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

Based on our current and anticipated operations and the composition of our assets, we were not PFIC for U.S. federal income tax purposes. It is possible that, for our taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse US federal income tax consequences for US taxpayers who are shareholders. We will make this determination following the end of any particular tax year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code (“IRC”), for any taxable year if either:

●	at least 75% of its gross income is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. It is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in the Follow-on Offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in the Follow-on Offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in the Follow-on Offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you will continue to be treated as a PFIC, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for any taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income,

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year, and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of your taxable year over your adjusted basis in such Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares. If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the IRC Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under IRC Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report the information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file Form 8938.

Hong Kong Taxation

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as our Ordinary Shares. Generally, gains arising from disposal of the Ordinary Shares which are held more than two years are considered capital in nature. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profit tax. Liability for Hong Kong profits tax would therefore arise in respect of trading gains from the sale of Ordinary Shares realized by persons in the course of carrying on a business of trading or dealing in securities in Hong Kong where the purchase or sale contracts are effected (being negotiated, concluded and/or executed) in Hong Kong. Effective from April 1, 2018, profits tax is levied on a two-tiered profits tax rate basis, with the first HK$2 million of profits being taxed at 8.25% for corporations and 7.5% for unincorporated businesses, and profits exceeding the first HK$2 million being taxed at 16.5% for corporations and 15% for unincorporated businesses.

In addition, Hong Kong does not impose withholding tax on gains derived from the sale of stock in Hong Kong companies and does not impose withholding tax on dividends paid outside of Hong Kong by Hong Kong companies. Accordingly, investors will not be subject to Hong Kong withholding tax with respect to a disposition of their Ordinary Shares or with respect to the receipt of dividends on their Ordinary Shares, if any. No income tax treaty relevant to the acquiring, withholding or dealing in the Ordinary Shares exists between Hong Kong and the United States.

Stamp duty

Hong Kong stamp duty is generally payable on the transfer of “Hong Kong stocks”. The term “stocks” refers to shares in companies incorporated in Hong Kong, as widely defined under the Stamp Duty Ordinance (Cap. 117 of the laws of Hong Kong), or SDO, and includes shares. However, our Ordinary Shares are not considered “Hong Kong stocks” under the SDO since the transfer of the Ordinary Shares are not required to be registered in Hong Kong given that the books for the transfer of Ordinary Shares are located in the United States. The transfer of Ordinary Shares is therefore not subject to stamp duty in Hong Kong. If Hong Kong stamp duty applies, both the purchaser and the seller are liable for the stamp duty charged on each of the sold note and bought note at the ad valorem rate of 0.1% on the higher of the consideration stated on the contract notes or the fair market value of the shares transferred. In addition, a fixed duty, currently of HK$5.00, is payable on an instrument of transfer.

Certain Mainland China Tax Laws and Regulations Consideration

The Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (“Double Tax Avoidance Arrangement”)

The National People’s Congress of the PRC enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and last amended on December 29, 2018. According to Enterprise Income Tax Law and the Regulation on the Implementation of the Enterprise Income Tax Law, or the Implementing Rules, which became effective on January 1, 2008 and further amended on April 23, 2019, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in Mainland China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a preferential withholding arrangement. According to the Notice of the State Administration of Taxation (“SAT”) on Negotiated Reduction of Dividends and Interest Rates issued on January 29, 2008, revised on February 29, 2008, and the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, or Double Tax Avoidance Arrangement, the withholding tax rate in respect of the payment of dividends by a Mainland China enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the Mainland China enterprise and certain other conditions are met, including: (i) the Hong Kong enterprise must directly own the required percentage of equity interests and voting rights in the Mainland China resident enterprise; and (ii) the Hong Kong enterprise must have directly owned such required percentage in the Mainland China resident enterprise throughout the 12 months prior to receiving the dividends. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such Mainland China tax authorities may adjust the preferential tax treatment; and based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties issued by the SAT on February 3, 2018 and effective from April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner”, and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

We are a holding company incorporated in the BVI with all our operations conducted and all revenue generated by our Operating Subsidiary in Hong Kong. We do not have, nor do we currently intend to establish, any subsidiary in Mainland China or set up any establishment in Mainland China. We do not plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China, and none of our subsidiaries directly or indirectly holds any interests in any enterprises in Mainland China. As confirmed by Company’s PRC Counsel, China Commercial Law Firm, neither the Company, nor its subsidiaries, are subject to Enterprise Income Tax Law, Double Tax Avoidance Arrangement or any Mainland Chinese taxation law and regulations, nor these law and regulations have any impact on our business, or operations.

Enterprise Income Tax Law

The Enterprise Income Tax Law and the Implementing Rules impose a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises in Mainland China, except where tax incentives are granted to special industries and projects. Under the Enterprise Income Tax Law, an enterprise established outside PRC with “de facto management bodies” within Mainland China is considered a “resident enterprise” for Mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by the SAT and last amended on December 29, 2017 and the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions promulgated by the SAT on January 29, 2014 set out the standards used to classify certain Chinese invested enterprises controlled by Mainland China enterprises or Mainland China enterprise groups and established outside of China as “resident enterprises”, which also clarified that dividends and other income paid by such Mainland China “resident enterprises” will be considered Mainland China source income and subject to Mainland China withholding tax, currently at a rate of 10%, when paid to non-Mainland China enterprise shareholders. This notice also subjects such Mainland China “resident enterprises” to various reporting requirements with the Mainland China tax authorities. Under the Implementing Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

On October 17, 2017, the SAT issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, issued by the SAT, on December 10, 2009, and partially replaced and supplemented by the rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, issued by the SAT, on February 3, 2015. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a Mainland China establishment, the relevant gain is to be regarded as effectively connected with the Mainland China establishment and therefore included in its enterprise income tax filing, and would consequently be subject to enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a Mainland China establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments bears the withholding obligation. Pursuant to Bulletin 37, the withholding party shall declare and pay the withheld tax to the competent tax authority in the place where such withholding party is located within 7 days from the date of occurrence of the withholding obligation. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

We are a holding company incorporated in the BVI with all our operations conducted and all revenue generated by our Operating Subsidiary in Hong Kong. We do not have, nor do we currently intend to establish, any subsidiary in Mainland China or set up any establishment in Mainland China. We do not plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China, and none of our subsidiaries directly or indirectly holds any interests in any enterprises in Mainland China. As confirmed by Company’s PRC Counsel, China Commercial Law Firm, neither the Company, nor its subsidiaries, are subject to Enterprise Income Tax Law, Double Tax Avoidance Arrangement or any Mainland Chinese taxation law and regulations, nor these law and regulations have any impact on our business, or operations.

BVI Taxation

The Company and all distributions, interest and other amounts paid by the company in respect of the Ordinary Shares of the Company to persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax is payable with respect to any shares, debt obligations or other securities of a BVI company.

All instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from payment of stamp duty in the BVI provided that they do not relate to real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to our Company.

10.F. Dividends and Paying Agents

Not applicable for annual reports on Form 20-F.

10.G. Statement by Experts

Not applicable for annual reports on Form 20-F.

10.H. Documents on Display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

10.I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Currency Risk

Other than the Group’s sales and purchases activities are transacted in US$, the Group’s other operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Group considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$.

Concentration and Credit Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and cash equivalents and accounts receivable. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash and cash equivalents with financial institutions located in Hong Kong. As of December 31, 2024 and 2023, $4,792,421 and $1,144,736 were deposited with financial institutions located in Hong Kong. The Deposit Protection Scheme introduced by the Hong Kong Government insured each depositor at one bank for a maximum amount of US$102,564 (HK$800,000). Otherwise, these balances are not covered by insurance. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

For the credit risk related to accounts receivable, the Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company has adopted the loss rate methodology to estimate historical losses on accounts receivable. The Company has adopted the aging methodology to estimate the credit losses on accounts receivable. The historical data is adjusted to account for forecasted changes in the macroeconomic environment in order to calculate the current expected credit loss. The Company seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the Directors. As of December 31, 2024 and 2023, the balance of allowance for expected credit loss were $5,740,368 and nil, respectively.

For the years ended December 31, 2024, 2023 and 2022, all of the Company’s assets were located in Hong Kong and most of the Company’s revenue were derived from its subsidiary located in Hong Kong. The Company has a concentration of its revenue, purchases, accounts receivable and accounts payable with specific customers and suppliers.

For the year ended December 31, 2024, one customer accounted for approximately 23.6% of the Company’s total revenue. For the year ended December 31, 2023, two customers accounted for approximately 20.3% and 10.5% of the Company’s total revenue. For the year ended December 31, 2022, two customers accounted for approximately 11.3% and 10.5% of the Company’s total revenue.

As of December 31, 2024, two customers’ accounts receivable accounted for approximately 49.4% and 11.6% of the total accounts receivable. As of December 31, 2023, three customers’ accounts receivable accounted for approximately 38.6%, 17.0% and 11.9% of the total accounts receivable.

For the year ended December 31, 2024, four suppliers accounted for approximately 38.5%, 15.6%, 12.3% and 10.3% of the Company’s total purchases. For the year ended December 31, 2023, three suppliers accounted for approximately 42.2%, 13.9% and 10.3% of the Company’s total purchases. For the year ended December 31, 2022, two suppliers accounted for approximately 55.6% and 14.3% of the Company’s total purchases.

As of December 31, 2024, five suppliers’ accounts payable accounted for approximately 26.7%, 26.1%, 15.7%, 13.6% and 11.8% of the total accounts payable. As of December 31, 2023, three suppliers’ accounts payable accounted for approximately 50.7%, 22.0% and 13.6% of the total accounts payable.

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults, dividend arrearages or delinquencies.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

14.A. - 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

Initial Public Offering and Follow-on Offering

The following “Use of Proceeds” information relates to (i) the registration statement on Form F-1 (File No. 333-281097), as amended, which registered 1,250,000 Ordinary Shares and was declared effective by the SEC on September 30, 2024, for our initial public offering, which completed on October 17, 2023, at an offering price of US$4.00 per Ordinary Share, (ii) the registration statement on Form F-1 (File No. 333-281097), as amended, which registered over-allotment options for our initial public offering and under which the underwriters exercised the over-allotment option to purchase an additional 187,500 Ordinary Shares, at the offering price of US$4.00 per Ordinary Share, (iii) the registration statement on Form F-1, as amended (File No. 333-286108), originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 26, 2025, including the annual report contained therein, which registered 23,800,000 Ordinary Shares and was declared effective by the SEC on March 31, 2025, for our follow-on offering, which completed on April 11, 2025, at an offering price of US$0.30 per Ordinary Share..

In connection with the issuance and distribution of the Ordinary Shares in our initial public offering and the exercise of the over-allotment options, our expenses incurred and paid to others totaled approximately US$1,071,299, which included US$402,500 for underwriting discounts and commissions. None of the transaction expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates or others. We received an aggregate net proceeds of approximately US$4,678,701 from our initial public offering and the exercise of the over-allotment options.

In connection with the issuance and distribution of the ordinary shares in our follow-on offering, which was completed on April 11, 2025, our expenses incurred and paid to others totaled approximately US$775,800, which included US$428,400 for placement agents discounts and commissions. None of the transaction expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates or others. We received an aggregate net proceeds of approximately US$6,364,200 from our follow-on offering.

We have earmarked and have been using the proceeds of the initial public offering and follow-on offering. These proceeds are and will be used for the following purposes: (i) approximately 60% for vessels acquisition, in particular, bunkering tankers acquisition; (ii) approximately 30% for working capital purpose in order to increase inventory position to secure more favorable volume discounts and credit terms with our suppliers, and to establish a price hedging mechanism and policy; and (iii) approximately 10%, to fund other general corporate purposes.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024. Based on that evaluation, our CEO and CFO concluded that, as of December 31, 2024, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. In connection with the preparation and external audit of our consolidated financial statements, we and our independent registered public accounting firm identified the following material weaknesses in our internal control over financial reporting as of and for the years ended December 31, 2024, 2023, and 2022.

The material weaknesses identified related to: (1) our lack of financial reporting and accounting personnel with understanding of U.S. GAAP to address complex U.S. GAAP technical issues, related disclosures in accordance with U.S. GAAP; (2) our lack of internal audit function to establish formal risk assessment process and internal control framework; (3) IT deficiencies, including lack of formal IT policies and procedures, risk and vulnerability assessments, recovery management, change management and system security.

To remediate our identified material weaknesses, we have implemented and will continue to implement measures to improve our internal control over financial reporting, including (i) engaging qualified and experienced financial and accounting advisory team and relevant staff with working experience in U.S. GAAP and SEC reporting requirements to strengthen our financial reporting function and establishing a comprehensive policy and procedure manual; (ii) hiring independent directors, establishing an audit committee and strengthening corporate governance; (iii) our CFO will receive additional training in U.S. GAAP through self-study and webinar courses and begin to periodically review major accounting literature updates; and (iv) we will conduct regular and continuous U.S. GAAP training programs and webinars for our financial reporting and accounting personnel. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 3. Key Information - D. Risk Factors - Risks Relating to our Business and Operations.”

As a company with less than $1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

(b) Management’s Annual Report on Internal Control over Financial Reporting Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

(c) Attestation report of the registered public accounting firm

Since we are an “emerging growth company” as defined under the JOBS Act, we are exempt from the requirement to comply with the auditor attestation requirements that our independent registered public accounting firm attest to and report on the effectiveness of our internal control structure and procedures for financial reporting.

(d) Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our audit committee consists of Mr. Wai Hong Lin, Mr. Sze Ho Chan, and Mr. Wai Ming Yiu. Mr. Wai Hong Lin is the chair of our audit committee. Mr. Lin, Mr. Chan, and Mr. Yiu each satisfies the “independence” requirements of Rule 5605 of the Nasdaq corporate governance rules and meet the independence standards under Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our board of directors has designated Mr. Lin as an “audit committee financial expert”, as defined under the applicable rules of the SEC.

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by J&S Associate PLT, our independent registered public accounting firms, for the periods indicated.

	Year Ended December 31,
Services	2022	2023	2024
	US$	US$	US$
Audit Fees(1) - J&S Associate PLT	-	175,000	115,450
Total	-	175,000	115,450

Note :	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for the minimum services which are approved by the audit committee prior to the completion of the audit.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

We rely on home country practice to be exempted from certain of the corporate governance requirements of Nasdaq, namely (i) there will not be a necessity to have regularly scheduled executive sessions with independent directors; and (ii) there will be no requirement for our company to obtain shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of officers, directors, employees or consultants; and (c) a change of control. To the extent we choose to follow home country practice currently and in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information - 3.D. Risk Factors -Risks Relating to Our Ordinary Shares” beginning on page 12.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider trading policies

We have adopted an Insider Trading Policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the Insider Trading Policy is attached as an exhibit to this annual report.

Item 16K. Cybersecurity

Risk Management and Strategy

The Company maintains a relatively simple IT environment that supports its core operational and communications needs. Internal workflows and scheduling are managed using widely adopted office productivity tools, and the Company communicates with customers and suppliers primarily via email and telephone. The Company also operates its own domain for business communications. While the Company has not yet implemented a formal cybersecurity risk management program, it takes reasonable measures to safeguard its digital assets and information. These include the use of licensed antivirus software, built-in security features of operating systems and email platforms, and general IT hygiene practices such as password protection and limited access controls.

As of the date of this annual report, the Company has not identified any material cybersecurity incidents, nor has it experienced any known breaches that have had an impact on its business, operations, or financial condition. However, the Company recognizes that, as its operations grow and potentially become more reliant on digital systems, the need for a more formal cybersecurity risk management framework may increase.

Governance

Our board of directors has oversight responsibility for cybersecurity risk management. In addition, cybersecurity matters are managed at the executive level by our CFO, who is responsible for coordinating our incident response planning, technical controls, and employee training programs.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-1 (File No. 333-281097), as amended, initially filed with the U.S. Securities and Exchange Commission on July 30, 2024)
2.1*	Description of Securities
4.1	Employment Agreement between Petrolink Energy Limited and Ying Ying, Chow (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-281097), as amended, initially filed with the U.S. Securities and Exchange Commission on July 30, 2024)
4.2	Employment Agreement between the Petrolink Energy Limited and Tak Wing, Ho (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-281097), as amended, initially filed with the U.S. Securities and Exchange Commission on July 30, 2024)
4.3	Employment Agreement between the Registrant and Ying Ying, Chow, Registrant’s director and Chief Executive Officer, dated March 26, 2024 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-281097), as amended, initially filed with the U.S. Securities and Exchange Commission on July 30, 2024)
4.4	Employment Agreement between the Registrant and Tak Wing, Ho, Registrant’s director and Chief Financial Officer, dated March 26, 2024 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-281097), as amended, initially filed with the U.S. Securities and Exchange Commission on July 30, 2024)
4.5	Tenancy Agreement of the Petrolink Singapore Office, at 21 Bukit Batok Crescent, #24-71, WCEGA Tower, Singapore 658065, dated February 16, 2024 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-281097), as amended, initially filed with the U.S. Securities and Exchange Commission on July 30, 2024)
4.6	Form of the Independent Non-Executive Director Offer Letter (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-281097), as amended, initially filed with the U.S. Securities and Exchange Commission on July 30, 2024)
4.7	PTL Limited 2024 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the current report on Form 6-K (File No. 001-42293) filed with the U.S. Securities and Exchange Commission on December 31, 2024)
4.8	Placement Agency Agreement by and between the Registrant and Revere Securities LLC, dated April 9, 2025 (incorporated herein by reference to Exhibit 10.1 to the current report on Form 6-K (File No. 001-42293) filed with the U.S. Securities and Exchange Commission on April 11, 2025)
4.9	Securities Purchase Agreement by and between the Registrant and several investors, dated April 9, 2025 (incorporated herein by reference to Exhibit 10.2 to the current report on Form 6-K (File No. 001-42293) filed with the U.S. Securities and Exchange Commission on April 11, 2025)
8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 21.1 to the registration statement on Form F-1 (File No. 333-281097), as amended, initially filed with the U.S. Securities and Exchange Commission on July 30, 2024)
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 14.1 to the registration statement on Form F-1 (File No. 333-281097), as amended, initially filed with the U.S. Securities and Exchange Commission on July 30, 2024)
11.2	Insider Trading Policy (incorporated herein by reference to Exhibit 14.3 to the registration statement on Form F-1 (File No. 333-281097), as amended, initially filed with the U.S. Securities and Exchange Commission on July 30, 2024)
12.1*	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act
12.2*	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
13.1*	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Executive Compensation Recovery Policy (incorporated herein by reference to Exhibit 14.2 to the registration statement on Form F-1 (File No. 333-281097), as amended, initially filed with the U.S. Securities and Exchange Commission on July 30, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation
101.DEF	Inline XBRL Taxonomy Extension Definition
101.LAB	Inline XBRL Taxonomy Extension Label
101.PRE	Inline XBRL Taxonomy Extension Presentation
104	Cover Page Interactive Data File. (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PTL Limited

By:	/s/ Ying Ying Chow
	Name:	Ying Ying Chow
	Title:	Director and Chief Executive Officer (Principal Executive Officer)

Date: May 15, 2025

PTL LIMITED AND SUBSIDIARIES

J&S ASSOCIATE PLT
202206000037 (LLP0033395-LCA) & AF002380
(Registered with PCAOB and MIA)	Tel: +603-4813 9469
B-11-14, Megan Avenue II	Email : info@jns-associate.com
12,Jalan Yap Kwan Seng, 50450, Kuala Lumpur, Malaysia	Website : jns-associate.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of PTL Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PTL Limited (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income, consolidated statement of changes in shareholders’ equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2024, and the related notes to the consolidated financial statements and schedule (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ J&S Associate PLT

Certified Public Accountants

Firm ID: 6743

We have served as the Company’s auditor since 2024.

Kuala Lumpur, Malaysia

May 15, 2025

PTL Limited and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2024 and 2023

(Expressed in U.S. Dollars, except for the number of shares)

	At December 31,
	2024	2023
Assets
Current assets
Cash	$4,793,555	$1,144,737
Accounts receivable	7,720,366	7,916,288
Due from a director	-	122,749
Due from a shareholder	10,839	-
Prepayments and other current assets	14,246	1,802,383
Total current assets	12,539,006	10,986,157

Non-current assets
Operating lease right-of-use assets	36,923	-
Deferred initial public offering (“IPO”) costs	-	50,000
Total assets	$12,575,929	$11,036,157
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$11,396,908	$9,266,249
Income tax payable	393,037	165,902
Operating lease liabilities, current	36,190	-
Accrued expenses and other current liabilities	134,917	253,973
Total current liabilities	11,961,052	9,686,124

Non-current liabilities
Operating lease liabilities, non-current	733	-
Total liabilities	11,961,785	9,686,124

Shareholders’ equity
Ordinary shares, no par value, unlimited number of ordinary shares authorized, 12,687,500 and 11,250,000 ordinary shares issued and outstanding as of December 31, 2024 and 2023, respectively*	4,240,828	1
(Accumulated losses) Retained earnings	(3,626,684)	1,350,032
Total shareholders’ equity	614,144	1,350,033

Total liabilities and shareholders’ equity	$12,575,929	$11,036,157

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split.

The accompanying notes are an integral part of these consolidated financial statements.

PTL Limited and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income

For the Years Ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars, except for the number of shares)

	For the Years Ended December 31,
	2024	2023	2022
Revenue	$98,133,646	$102,106,509	$74,817,208
Cost of revenue	(95,725,710)	(100,190,534)	(73,703,892)
Gross profit	2,407,936	1,915,975	1,113,316

Selling, general and administrative expenses	(7,162,731)	(828,321)	(746,169)

(Loss) profit from operations	(4,754,795)	1,087,654	367,147

Other income (expense)
Interest income	8,688	1,201	126
Other income	1,326	9,789	32,698
Currency exchange loss	(4,800)	(3,184)	(2,299)
Total other income, net	5,214	7,806	30,525

(Loss) income before provision for income taxes	(4,749,581)	1,095,460	397,672
Income tax expense	(227,135)	(159,340)	(6,563)
Net (loss) income and total comprehensive (loss) income	$(4,976,716)	$936,120	$391,109

(Loss) earnings per share – basic and diluted*	$(0.431)	$0.083	$0.034

Weighted average shares outstanding – basic and diluted*	11,534,324	11,250,000	11,250,000

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split.

The accompanying notes are an integral part of these consolidated financial statements.

PTL Limited and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars, except for the number of shares)

	Ordinary Shares		Retained Earnings
	Shares*	Amount	(Accumulated Losses)	Total
Balance as of December 31, 2021	11,250,000	$1	$22,803	$22,804

Net income for the year	-	-	391,109	391,109

Balance as of December 31, 2022	11,250,000	$1	$413,912	$413,913

Net income for the year	-	-	936,120	936,120

Balance as of December 31, 2023	11,250,000	$1	$1,350,032	$1,350,033

Issuance of ordinary shares pursuant to IPO, net of offering cost	1,437,500	4,240,827	-	4,240,827
Net loss for the year	-	-	(4,976,716)	(4,976,716)

Balance as of December 31, 2024	12,687,500	$4,240,828	$(3,626,684)	$614,144

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split.

The accompanying notes are an integral part of these consolidated financial statements.

PTL Limited and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

	For the Years Ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net (loss) income	$(4,976,716)	$936,120	$391,109
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Provision of expected credit loss	5,740,368	-	-
Operating lease expenses	36,465	-	-

Changes in operating assets and liabilities:
Accounts receivable	(5,544,446)	(3,098,904)	(1,546,236)
Account receivables – a related party	-	4,374,401	(4,374,401)
Prepayments and other current assets	1,788,138	(1,581,430)	(220,953)
Accounts payable	2,130,659	1,899,014	3,255,480
Account payable – a related party	-	(1,848,656)	1,848,656
Income tax payable	227,135	159,339	6,563
Operating lease liabilities	(36,465)	-	-
Due from a shareholder	(10,840)	-	-
Accrued expenses and other current liabilities	(119,056)	252,436	(2,557)
Net cash (used in) provided by operating activities	(764,758)	1,092,320	(642,339)

Cash flows from financing activities:
Advance to a director	-	-	(103,124)
Repayment from a director	122,749	10,375	-
Proceeds from issuance of common shares pursuant to IPO, net of issuance cost	4,678,701	-	-
Payments of offering costs related to IPO	(387,874)	(50,000)	-
Net cash provided by (used in) financing activities	4,413,576	(39,625)	(103,124)

Net increase (decrease) in cash	3,648,818	1,052,695	(745,463)

Cash, beginning of year	1,144,737	92,042	837,505

Cash, end of year	$4,793,555	$1,144,737	$92,042

Supplemental non-cash information
Operating lease right-of-use assets, obtained in exchange for operating lease obligations	$70,735	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

PTL Limited and Subsidiaries

Notes to Consolidated Financial Statements

1. Organization and Business Description

Organization and Nature of Operations

PTL Limited (the “Company”) is a limited liability company established under the laws of the British Virgin Islands on December 29, 2023. It is a holding company with no business operation.

The Company owns 100% equity interest of (i) Petrolink Energy Limited (“Petrolink Hong Kong”), a limited liability company established in Hong Kong on June 21, 2013; and (ii) Petrolink Energy Pte. Ltd. (“Petrolink  Singapore”), a private company limited by shares established in Singapore on February 5, 2024.

The Company, through its wholly-owned subsidiaries, Petrolink Hong Kong and Petrolink Singapore, (collectively, the “Group”), is an established bunkering facilitator providing marine fuel logistics services for vessel refuelling, primarily serving the Asia Pacific market. The Group leverages on its close relationships and partnership within our established network in the marine fuel logistic industry, including the upstream suppliers and downstream customers, to provide a one-stop solution for vessel refuelling. The Group purchases marine fuel from its suppliers and coordinate delivery of the fuel directly to its customers through the suppliers. As a bunker facilitator, the Group’s services mainly involve (i) facilitating with its suppliers to supply fuel for the use by the customers’ vessels at various ports along their voyages in the Asia Pacific region; (ii) arranging vessel refuelling activities at competitive pricing to the customers; (iii) offering trade credit to the customers for vessel refuelling; (iv) handling unforeseeable circumstances faced by the customers and providing contingency solutions to the customers in a timely manner; and (v) handling disputes, mainly in relation to quality and quantity issues on marine fuel, if any.

Reorganization

A reorganization of the legal structure of the Company (the “Reorganization”) was completed on February 21, 2024. Prior to the Reorganization, Petrolink Hong Kong, the operating subsidiary of the Company, was controlled by Mr. Tak Wing, Ho. As part of the Reorganization, PTLE Limited, being the immediate holding company of the Company, was first incorporated under the laws of the British Virgin Islands on December 21, 2023 and was controlled by Mr. Tak Wing, Ho. Subsequently, the Company was incorporated as a wholly owned subsidiary of PTLE Limited. On February 5, 2024, Petrolink Singapore was incorporated in Singapore as a wholly-owned subsidiary of the Company. On February 21, 2024, Mr. Tak Wing, Ho transferred his all ordinary shares in Petrolink Hong Kong to the Company. Consequently, the Company became the holding company of Petrolink Hong Kong on February 21, 2024. The Company and its subsidiaries resulting from Reorganization has always been under the common control of the same controlling shareholders before and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

The accompanying consolidated financial statements reflect the activities of PTL Limited and the following entities:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities

Petrolink Energy Limited (“Petrolink Hong Kong”)	June 21, 2013	Hong Kong	100%	Providing marine fuel logistics services and one-stop solutions for vessel refuelling
Petrolink Energy Pte. Ltd. (“Petrolink Singapore”)	February 5, 2024	Singapore	100%	Sales office

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

PTL Limited and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, the allowance for expected credit loss and uncertain tax position. Actual results could differ from those estimates, and as such, differences could be material to the consolidated financial statements.

Functional Currency and Foreign Currency Translation and transaction

The functional currency of the Company and its subsidiaries is the U.S. Dollars (“US$” or “$”). The Company’s consolidated financial statements are reported using the US$. Foreign currency transaction gains and losses are recognized upon settlement of foreign currency transactions. In addition, for unsettled foreign currency transactions, foreign currency transaction gains and losses are recognized for changes between the transaction exchange rates and month-end exchange rates. Foreign currency transaction gains and losses are included in other income (expense), net, in the accompanying consolidated statements of income and comprehensive income in the period incurred.

Cash

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks that can be added or withdrawn without limitation. The Company maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of approximately US$102,564 (HK$800,000). Cash balances in bank accounts in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs.

Accounts Receivable

Accounts receivable is recognized and carried at original invoiced amount less an allowance for expected credit loss.

The Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. This standard replaces the “incurred loss methodology” credit impairment model with a new forward-looking methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. In applying this standard, the Company has adopted the loss rate methodology to estimate historical losses on accounts receivable. The Company has adopted the aging methodology to estimate the credit losses on accounts receivable. The historical data is adjusted to account for forecasted changes in the macroeconomic environment in order to calculate the current expected credit loss.

Prepayments

Prepayments represent advance payments made to the service providers for future services. Prepayments are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the realizability of the prepayments becomes doubtful. For the years ended December 31, 2024, 2023 and 2022, there was no impairment recorded as the Company considers all of the prepayments fully realizable.

PTL Limited and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Deferred IPO costs

The Company capitalizes certain legal, consultancy and other professional fees that are directly associated with in process equity financings as deferred IPO costs until such financings are consummated. After consummation of the equity financing, these costs are recorded in shareholders’ equity as a reduction of additional paid in capital generated as a result of the offering. Should the equity financing for which those costs relate no longer be considered probable of being consummated, all deferred offering costs will be charged to operating expenses in the statement of operations and comprehensive income at such time.

Lease

The Company adopted ASU 2016-02 Leases (Topic 842) (“Topic 842”) issued by the FASB. The adoption of Topic 842 resulted in the presentation of operating lease right-of-use assets and operating lease liabilities on the consolidated balance sheets.

The Company has assessed the following: (i) whether any expired or existing contracts are or contains a lease, (ii) the lease classification for any expired or existing leases, and (iii) initial direct costs for any expired or existing leases (i.e. whether those costs qualify for capitalization under ASU 2016-02). The Company also elected the short-term lease exemption for certain classes of underlying assets including office space, warehouses and equipment, with a lease term of 12 months or less.

The Company determines whether an arrangement is or contain a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, current, and operating lease liability, non-current in the Company’s consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The operating lease ROU assets and lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The operating lease ROU assets also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets and lease liabilities when it is reasonably certain that the Company will exercise that option. Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

For operating leases with a term of one year or less, the Company has elected not to recognize a lease liability or ROU asset on its consolidated balance sheets. Instead, it recognizes the lease payments as expenses on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of operations and cash flows. The Company has operating lease agreements with insignificant non-lease components and has elected the practical expedient to combine and account for lease and non-lease components as a single lease component.

PTL Limited and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

During the year ended December 31, 2024, the Company recognized respectively, ROU assets and operating lease liabilities of $70,735 and $70,735, in the consolidated balance sheets.

Revenue Recognition

The Company adopted the revenue standard Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation.

The Company generally recognizes sales and distribution of marine fuel revenue on a gross basis as the Company has control of the products or services before they are delivered to the Company’s customers. In drawing this conclusion, the Company considered various factors, including latitude in establishing the sales price, discretion in the supplier selection and that the Company is normally the primary obligor in the Company’s sales arrangements.

Revenue from the sales and distribution of marine fuel is recognized at a point in time when the Company’s customers obtain control of the marine fuel, which is typically upon delivery of each promised gallon or barrel to an agreed-upon delivery point. Shipping and handling activities are considered to be fulfillment activities rather than promised services and are not, therefore, considered to be separate performance obligations. The Company’s sales terms provide no right of return outside of a standard quality policy and returns are generally and have not been significant. Payment terms are generally set at 30 days after the delivery of the fuel.

Cost of Revenue

The Company’s cost of revenue is primarily comprised of the purchase of marine fuel and delivery services necessary in the course of sales and distribution of marine fuel.

PTL Limited and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Government Subsidies

Government subsidies primarily relate to non-recurring entitlements granted by the Hong Kong government pursuant to the Employment Support Scheme under the Anti-epidemic Fund. The Company recognizes government subsidies as other income when they are received because they are not subject to any past or future conditions. Government subsidies received and recognized as other income totaled nil, nil and $26,398 for the years ended December 31, 2024, 2023 and 2022, respectively.

Share-based compensation

The Company applied ASC 718 (‘‘ASC 718’’), Compensation—Stock Compensation, to account for its employee share-based payments. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or an equity award. All of the Company’s share-based awards to employees were classified as equity awards. The Company measures the employee share-based compensation based on the fair value of the award at the grant date. Expense is recognized using accelerated method over the requisite service period. The fair value of share options at the time of grant is determined using the binomial-lattice option pricing model. In accordance with ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting, the Company elected to account for forfeitures as they occurred.

Employee Benefit Plan

Employees of the Company located in Hong Kong participate in a compulsory saving scheme (pension fund) for the retirement of residents in Hong Kong. Employees are required to contribute monthly to mandatory provident fund schemes provided by approved private organizations, according to their salaries and the period of employment. The Company is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. Total expenses for the plan were $13,636, $7,863 and $13,680 for the years ended December 31, 2024, 2023 and 2022, respectively.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

PTL Limited and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

The Company believes there were no uncertain tax positions as of December 31, 2024 and 2023, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated. As of December 31, 2024, income tax returns for the years ended December 31, 2018 through December 31, 2024 for Petrolink Hong Kong remain open for statutory examination by Hong Kong tax authorities.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. For the years ended December 31, 2024, 2023 and 2022, there were no dilutive shares.

The Company effectuated a share split of its issued and outstanding shares at a ratio of 11,250,000 for one on July 11, 2024. As a result, the number of shares issued and outstanding increased from 1 to 11,250,000 with no par value. The EPS for the financial year ended December 31, 2024, 2023 and 2022, including its opening balances presented has been adjusted to reflect the increased number of shares. The share split did not impact the total equity or net income of the Company.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

PTL Limited and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Significant Risks

Currency Risk

Other than the Group’s sales and purchases activities are transacted in US$, the Group’s other operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Group considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$.

Concentration and Credit Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and cash equivalents and accounts receivable. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash and cash equivalents with financial institutions located in Hong Kong. As of December 31, 2024 and 2023, $4,792,421 and $1,144,736 were deposited with financial institutions located in Hong Kong. The Deposit Protection Scheme introduced by the Hong Kong Government insured each depositor at one bank for a maximum amount of US$102,564 (HK$800,000). Otherwise, these balances are not covered by insurance. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

For the credit risk related to accounts receivable, the Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company has adopted the loss rate methodology to estimate historical losses on accounts receivable. The Company has adopted the aging methodology to estimate the credit losses on accounts receivable. The historical data is adjusted to account for forecasted changes in the macroeconomic environment in order to calculate the current expected credit loss. The Company seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the Directors. As of December 31, 2024 and 2023, the balance of allowance for expected credit loss were $5,740,368 and nil, respectively.

For the years ended December 31, 2024, 2023 and 2022, all of the Company’s assets were located in Hong Kong and most of the Company’s revenue were derived from its subsidiary located in Hong Kong. The Company has a concentration of its revenue, purchases, accounts receivable and accounts payable with specific customers and suppliers.

For the year ended December 31, 2024, one customer accounted for approximately 23.6% of the Company’s total revenue. For the year ended December 31, 2023, two customers accounted for approximately 20.3% and 10.5% of the Company’s total revenue. For the year ended December 31, 2022, two customers accounted for approximately 11.3% and 10.5% of the Company’s total revenue.

As of December 31, 2024, two customers’ accounts receivable accounted for approximately 49.4% and 11.6% of the total accounts receivable. As of December 31, 2023, three customers’ accounts receivable accounted for approximately 38.6%, 17.0% and 11.9% of the total accounts receivable.

PTL Limited and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

For the year ended December 31, 2024, four suppliers accounted for approximately 38.5%, 15.6%, 12.3% and 10.3% of the Company’s total purchases. For the year ended December 31, 2023, three suppliers accounted for approximately 42.2%, 13.9% and 10.3% of the Company’s total purchases. For the year ended December 31, 2022, two suppliers accounted for approximately 55.6% and 14.3% of the Company’s total purchases.

As of December 31, 2024, five suppliers’ accounts payable accounted for approximately 26.7%, 26.1%, 15.7%, 13.6% and 11.8% of the total accounts payable. As of December 31, 2023, three suppliers’ accounts payable accounted for approximately 50.7%, 22.0% and 13.6% of the total accounts payable.

Recently Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In January 2021, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2021-01, Reference Rate Reform (Topic 848). ASU No. 2021-01 is an update of ASU No. 2020-04, which is in response to concerns about structural risks of interbank offered rates, and particularly the risk of cessation of LIBOR. Regulators have undertaken reference rate reform initiatives to identify alternative reference rates that are more observable or transaction based and less susceptible to manipulation. ASU No. 2020-04 provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. ASU No. 2020-04 is elective and applies to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The ASU No. 2021-01 update clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The amendments in this update are effective immediately through December 31, 2022, for all entities. On December 21, 2022, the FASB issued a new Accounting Standards Update ASU No. 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, that extends the sunset (or expiration) date of ASC Topic 848 to December 31, 2024. This gives reporting entities two additional years to apply the accounting relief provided under ASC Topic 848 for matters related to reference rate reform. The Company does not expect the cessation of LIBOR to have a material impact on the financial position, results of operations, cash flows or disclosures.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07), which requires an enhanced disclosure of significant segment expenses on an annual and interim basis. This guidance will be effective for the annual periods beginning the year ended December 31, 2024, and for interim periods beginning January 1, 2025. Early adoption is permitted. Upon adoption, the guidance should be applied retrospectively to all prior periods presented in the financial statements. The Company does not expect the adoption of this guidance to have a material impact on tis consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. This guidance will be effective for the annual periods beginning the year ended December 31, 2024. Early adoption is permitted. Upon adoption, the guidance can be applied prospectively or retrospectively. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income (Topic 220-40): Expense Disaggregation Disclosures (“ASU 2024-03”). This update requires, among other things, more detailed disclosure about types of expenses in commonly presented expense captions such as cost of sales and selling, general, and administrative expenses, and is intended to improve the disclosures about an entity’s expenses including purchases of inventory, employee compensation, depreciation and amortization. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Management is currently evaluating the impact of the on its consolidated financial statements and related disclosures.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

PTL Limited and Subsidiaries

Notes to Consolidated Financial Statements

3. Accounts Receivable

Accounts receivable consisted of the following at December 31:

	2024	2023
Accounts receivable	$13,460,734	$7,916,288
Less: allowance for expected credit loss	(5,740,368)	-
Accounts receivable, net	$7,720,366	$7,916,288

The movement of the allowance for expected credit loss were as follows:

	2024	2023
Balance at the beginning of the year	$-	$-
Provision for expected credit loss	5,740,368	-
Balance at the end of the year	$5,740,368	$-

4. Prepayments and Other Current Assets

Prepayments and other current assets consisted of the following at December 31:

	2024	2023
Other deposits	$11,063	$209,420
Prepayments	3,183	-
Advance to suppliers	-	1,592,963
	$14,246	$1,802,383

5. Leases

Operating leases as lessee

As of December 31, 2024, the Company has operating leases recorded on its consolidated balance sheets for office spaces that expire on various dates in 2026. The Company does not have options to extend or cancel the existing lease agreements for its existing facilities prior to their respective expiration dates. When determining the lease term, at lease commence date, the Company considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The Company’s lease arrangements may contain both lease and non-lease components. The Company has separately accounted for lease and non-lease components based on their nature. Payments under the Company’s lease arrangement are fixed.

The following table shows ROU assets and operating lease liabilities, and the associated financial statement line items as of December 31:

	2024	2023
Assets
Operating lease right-of-use assets, net	$36,923	$-

Liabilities
Operating lease liabilities, current	$36,190	$-
Operating lease liabilities, non-current	$733	$-

Weighted average remaining lease term (in years)	Approximately 1.08 years	Not applicable
Weighted average discount rate (%)	5.22%	Not applicable

Information relating to operating lease activities during the years ended December 31, 2024, 2023 and 2022 are as follows:

	For the years ended December 31,
	2024	2023	2022
Operating lease right-of-use assets, obtained in exchange for operating lease liabilities	$70,735	$-	$-

Operating lease expenses
Amortization of operating lease right-of-use assets	$33,812	$-	$-
Interest of lease liabilities	2,653	-	-
Total operating lease expenses	$36,465	$-	$-

PTL Limited and Subsidiaries

Notes to Consolidated Financial Statements

5. Leases (Continued)

Maturities of lease liabilities were as follows:

As of December 31, 2024
2025	$37,201
2026	736
Total lease payments	$37,937
Less: imputed interest	(1,014)
Total	$36,923

6. Accrued Expenses and Other Current Liabilities

Components of accrued expenses and other current liabilities are as follows as of December 31:

	2024	2023
Accruals for operating expenses	$124,491	$2,896
Other payables	10,426	251,077
Total	$134,917	$253,973

7. Income Taxes

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to $256,410 (HK$2,000,000), and 16.5% on any part of assessable profits over $256,410 (HK$2,000,000).

Singapore

A company incorporated in Singapore is subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first $7,463 (S$10,000) taxable income and 50% of the next $141,791 (S$190,000) taxable income exempted from income tax.

PTL Limited and Subsidiaries

Notes to Consolidated Financial Statements

7. Income Taxes (Continued)

The components of the income tax expense are as follows:

	For the years ended December 31,
	2024	2023	2022
Current
BVI	$-	$-	$-
Hong Kong	227,135	159,340	6,563
Singapore	-	-	-
Deferred
BVI	-	-	-
Hong Kong	-	-	-
Singapore	-	-	-
Provision for income taxes	$227,135	$159,340	$6,563

Income tax payable consist of the following as of December 31:

	2024	2023
Income tax payable	$393,037	$165,902
	$393,037	$165,902

As of December 31, 2024 and 2023, the Company and its subsidiaries did not have any net operating loss carry-forward.

The following table reconciles Hong Kong statutory rates to the Company’s effective tax:

	For the years ended December 31,
	2024	2023	2022
(Loss)/profit before income taxes	$(4,749,581)	$1,095,460	$397,672
Hong Kong Profits Tax rate	16.5%	16.5%	16.5%
Income taxes computed at Hong Kong Profits Tax rate	(783,681)	180,751	65,616
Reconciling items:
Tax effect of income that is not taxable*	(74)	(198)	(4,376)
Tax effect on expenses that is not deductible**	961,433	-	-
Tax effect of rate differences in various jurisdictions	70,665	-	-
Effect of domestic tax allowance	(21,208)	(21,213)	(54,677)
Income tax expense	$227,135	$159,340	$6,563

*	Income that is not taxable mainly consisted of the interest income and the government subsidies which are non-taxable under Hong Kong income tax law.
**	Expenses that are not deductible mainly consisted of provision for expected credit loss and legal and professional fee which are non-deductible under Hong Kong income tax law

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income taxes for the years ended December 31, 2024, 2023 and 2022. The Company also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2024.

8. Shareholders’ Equity

Ordinary shares

The Company was established under the laws of the British Virgin Islands on December 29, 2023. The authorized number of Ordinary Shares was unlimited with no par value. On December 29, 2023, the Company issued 1 share to the controlling shareholder at no par value.

On July 11, 2024, the Company effectuated a share split of its issued and outstanding shares at a ratio of 11,250,000 for one, such that after such share split, the number of issued shares in the Company was 11,250,000 ordinary shares with no par value. As a part to the Company’s recapitalization prior to the completion of its anticipated initial public offering, the Company believes it is appropriate to reflect these share issuances as nominal share issuance on a retroactive basis similar to share split pursuant to ASC 260. The Company has retroactively adjusted all shares and per share data for all the periods presented. As a result of all events mentioned above, the Company had an unlimited number with no par value ordinary shares authorized, of which 11,250,000 were issued and outstanding as of December 31, 2023 and 2022.

PTL Limited and Subsidiaries

Notes to Consolidated Financial Statements

8. Shareholders’ Equity (Continued)

The ordinary shares began trading on October 16, 2024 on the Nasdaq Capital Market and commenced trading under the ticker symbol “PTLE”.

On October 17, 2024, the Company closed its IPO of 1,250,000 ordinary shares, no par value per share, which were priced at $4.00 per share. Subsequently, on November 4, 2024, Dominari Securities LLC, as the representative of the underwriters of the IPO, exercised its over-allotment option to purchase an additional 187,500 ordinary shares of the Company at the public offering price of US$4.00 per share. The closing for the sale of the over-allotment shares took place on November 6, 2024. The IPO and the exercise of the over-allotment option with net proceeds totaling $4,678,701 from the offering after deducting underwriting discounts and offering expenses of $1,071,299 from the gross proceeds totaling $5,750,000.

Upon the completion of IPO of the Company, IPO costs capitalized as of December 31, 2023 amounted to $50,000, together with other IPO costs incurred during the year ended December 31, 2024, totaling $1,509,173, were charged to shareholders’ equity under share capital.

As at December 31, 2024, a total of 12,687,500 ordinary shares of no par value were issued and outstanding.

9. Share-based compensation

2024 Equity Incentive Plan

On December 30, 2024, the board of directors of the Company approved and adopted an equity incentive plan, which authorized a maximum number of 1,000,000 ordinary shares of the Company available for issuance to the directors, officers, managers, employees, consultants or advisors (and prospective directors, officers, managers, employees, consultants and advisors) of the Company and its affiliates.

As of December 31, 2024, no shares have been granted under the 2024 Equity Incentive Plan.

10. Related Party Balance and Transactions

The following is a list of related parties which the Company has balances/transactions with:

(a)	Mr. Tak Wing, Ho, a director of the Company.

(b)	Tri Co Trading Co., Limited, controlled by Mr. Chi Nap, Yau, who was a former director of Petrolink Hong Kong from November 1, 2022 to March 7, 2023.

(c)	PTLE Limited, a shareholder of the Company.

a.	Due from a director

As of December 31, 2024 and 2023, the balance of amount due from a director was as follows:

	2024	2023
Mr. Tak Wing, Ho (a)(1)	$-	$122,749

	$-	$122,749

(1)	The balance as of December 31, 2024 and 2023 represented the advances for operational purposes. These amounts were unsecured, interest-free, repayable on demand, and non-trade-related.

b.	Due from a shareholder

As of December 31, 2024 and 2023, the balance of amount due from a shareholder was as follows:

	2024	2023
PTLE Limited (c)(1)	$10,839	$-

	$10,839	$-

(1)	The balance as of December 31, 2024 and 2023 represented the advances for operational purposes. These amounts were unsecured, interest-free, repayable on demand, and non-trade-related.

PTL Limited and Subsidiaries

Notes to Consolidated Financial Statements

10. Related Party Balance and Transactions (Continued)

c.	Related party transactions

The Company sells marine fuel to Tri Co Trading Co., Limited (b). For the years ended December 31, 2024, 2023 and 2022, the sales of marine fuel to Tri Co Trading Co., Limited (b) were nil, $3,731,638 and $3,223,218, respectively.

The Company purchases marine fuel from Tri Co Trading Co., Limited (b). For the years ended December 31, 2024, 2023 and 2022, the purchases of marine fuel from Tri Co Trading Co., Limited (b) were nil, nil and $345,451, respectively.

11. Commitments and Contingencies

Commitments

As of December 31, 2024, the Company did not have any significant capital and other commitments.

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matters will have a material adverse effect on its consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of December 31, 2024 and 2023, the Company is not a party to any material legal or administrative proceedings.

12. Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance.

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. The Company’s assets are all located in Hong Kong and most of the Company’s revenue and expense are derived in Hong Kong. The single segment represents the Company’s core business of providing marine fuel logistics services and one-stop solutions for vessel refuelling mainly in Hong Kong. The following table shows the revenue by geographical location of the Company’s revenue for the years ended December 31, 2024, 2023 and 2022, respectively, where is based on the location at which the marine fuel is delivered to the customer:

	For the years ended December 31,
	2024	2023	2022
Hong Kong	$95,194,029	$95,186,597	$71,331,173
United Arab Emirates	-	3,026,682	558,075
Singapore	2,939,617	1,724,319	549,221
Saudi Arabia	-	780,000	-
China	-	671,962	2,378,739
Others*	-	716,949	-
Total	$98,133,646	$102,106,509	$74,817,208

*	Others include Peru, South Africa, Netherlands, United States and Kenya.

13. Subsequent Events

On January 4, 2025, February 3, 2025 and March 3, 2025, the Company issued a total of 550,000, 240,000 and 210,000 ordinary shares to five consultants of the Company under the 2024 Equity Incentive Plan.

On April 9, 2025, the Company entered into Securities Purchase Agreements (the “Securities Purchase Agreements”) with several investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a best effort offering (the “Offering”), a total of 23,800,000 ordinary shares with no par value at the price of $0.30 per ordinary share for aggregate gross proceeds of $7,140,000. The Securities Purchase Agreements contain customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The Offering closed on April 11, 2025.

The Company evaluated all events and transactions that occurred after December 31, 2024 up through the date the Company issued these consolidated financial statements. Other than the event disclosed above, there was no other subsequent event occurred that would require recognition or disclosure in the Company’s consolidated financial statements.