Form 20-F
period 2025-12-31
PTL Ltd
filed 2026-04-30
CIK 2016337

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Ying Ying Chow

Tel: +65 85045663

Bukit Batok Crescent

#24-71, WCEGA Tower

Singapore 658065

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, no par value	PTLE	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 86,237,500 Class A Ordinary Shares and 11,250,000 Class B Ordinary Shares issued and outstanding as of December 31, 2025 (Does not reflect the Company’s 1-for-80 reverse share split effected on February 27, 2026).

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

INTRODUCTION

Throughout this annual report, unless the context indicates otherwise, references to “PTL Limited,” “PTL,” “we,” “Group,” “us,” the “Company,” “our,” “our company,” or “PTLE” refer to PTL Limited, a British Virgin Islands holding company and its subsidiaries, collectively. Unless otherwise indicated, in this annual report, references to:

●	“BVI” refers to the British Virgin Islands;

●	“BVI Act” refers to the BVI Business Companies Act, 2020 (as amended);

●	“CAGR” refers to compounded annual growth rate, the year-on-year growth rate over a specific period of time;

●	“Class A Ordinary Shares” refers to the Class A ordinary shares of PTL (as defined below) of no par value;

●	“Class B Ordinary Shares” refers to the Class B ordinary shares of PTL (as defined below) of no par value;

●	“Ordinary Shares” refers Class A Ordinary Shares and Class B Ordinary Shares (as defined above);

●	“FY2023”, “FY2024” and “FY2025” refer to fiscal year ended December 31, 2023, 2024 and 2025, respectively;

●	“Hong Kong dollar(s)”, or “HK$” refer to the legal currency of Hong Kong;

●	“Hong Kong” or “HK SAR” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Mainland China” refers to the mainland of the People’s Republic of China; excluding Taiwan, Hong Kong and the Macau Special Administrative Regions of the People’s Republic of China for the purposes of this annual report;

●	“MOPS” refers to Mean of Platts Singapore, a common benchmark for pricing marine fuel that is widely used as a standard pricing model by industry participants in the Asia Pacific Region.

●	“Operating Subsidiary” or “Petrolink Hong Kong” refers to Petrolink Energy Limited, a company with limited liability incorporated under the laws of Hong Kong, and a wholly-owned subsidiary of PTL;

●	“Petrolink Singapore” refers to Petrolink Energy Pte. Ltd., a company with limited liability incorporated under the laws of Singapore, and a wholly-owned subsidiary of PTL;

●	“PRC” refer to the People’s Republic of China, including Hong Kong and the Macau Special Administrative Regions of the People’s Republic of China;

●	“PRC government” are to the government and governmental authorities of Mainland China for the purposes of this annual report only;

●	“PTL” and “Company” refers to PTL Limited, a BVI business company with limited liability incorporated under the laws of BVI, and the holding company of our businesses;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“Second Amended and Restated Memorandum and Articles of Association” refers to the current amended and restated memorandum and articles of association of PTL, as amended on June 18, 2025;

●	“US$”, “$”, or “U.S. dollar(s)” refer to the legal currency of the United States;

●	“U.S.”, or “United States” refers to the United States of America;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

●	“We”, “Group”, “us”, “or “our” refer to PTL Limited and its subsidiaries, collectively.

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

On June 16, 2025, the Company convened its annual general meeting of shareholders, during which the shareholders of the Company adopted resolutions approving all of the proposals considered at the meeting. As a result, (i) all of the authorized and issued and outstanding ordinary shares with no par value each held by the then existing shareholders of the Company, except for the 11,250,000 ordinary shares held by PTLE Limited, were designated into Class A Ordinary Shares with no par value each, each having one (1) vote per share and the other rights attached to it as set out in the Second Amended and Restated Memorandum and Articles of Association on an one-for-one basis; (ii) the 11,250,000 authorized and issued and outstanding Ordinary Shares held by PTLE Limited into 11,250,000 Class B Ordinary Shares, conferring the holder thereof fifty (50) votes per Class B Ordinary Share at a meeting of members of the Company or on any resolution of members and the other rights attached to it as set out in the Second Amended and Restated Memorandum and Articles of Association on a one for one basis, provided that no Class B Ordinary Shares shall be convertible into Class A Ordinary Shares; and (iii) the remaining authorized unlimited but unissued ordinary shares of single class into unlimited Class A Ordinary Shares and unlimited Class B Ordinary Shares.

On February 24, 2026, the Company effectuated 1-for-80 share consolidation of the Class A Ordinary Shares and Class B Ordinary Shares.

As of the date of this annual report, PTL is authorized to issue unlimited ordinary shares with no par value, of which 6,140,497 Class A Ordinary Shares and 140,625 Class B Ordinary Shares were currently issued and outstanding as of the date of this annual report. PTL has no material operation of its own, and we conduct operations through its wholly-owned Operating Subsidiary, namely Petrolink Energy Limited.

Petrolink Energy Limited (“Petrolink Hong Kong”) was incorporated on June 21, 2013, under the laws of Hong Kong. Petrolink Energy Limited is a wholly owned subsidiary of PTL and is our main operating entity.

Petrolink Energy Pte. Ltd. (“Petrolink Singapore”) was incorporated on February 5, 2024, under the laws of Singapore. Petrolink Singapore is a wholly owned subsidiary of PTL, for the purpose of establishing a representative office in Singapore to conduct marketing and sales support in Singapore. Since its incorporation, and as of the date of this annual report, Petrolink Singapore has not had any operation.

Transfers of Cash to and from Our Subsidiary

PTL has no operations of its own. It conducts its operations in Hong Kong through our Operating Subsidiary. Petrolink Singapore is a wholly owned subsidiary of PTL, for the purpose of establishing a representative office in Singapore to conduct marketing and sales support in Singapore. Since its incorporation, and as of the date of this annual report, Petrolink Singapore has not had any operation. PTL may rely on dividends or payments to be paid by our Operating Subsidiary to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and U.S. investors, to service any debt we may incur and to pay our operating expenses. If our Operating Subsidiary incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Cash is transferred through our organization in the following manner: (i) funds are transferred from PTL, our holding company incorporated in the BVI, to our Operating Subsidiary in Hong Kong, our intermediate holding company, in the form of capital contributions or loans, as the case may be; and (ii) dividends or other distributions may be paid by our Operating Subsidiary in Hong Kong to PTL.

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

There are no restrictions or limitation on our ability to distribute earnings by dividends from our Operating Subsidiary in Hong Kong to the Company and our shareholders and U.S. investors, provided that the entity remains solvent after such distribution. Subject to the BVI Act and our Second Amended and Restated Memorandum and Articles of Association, our board of directors may, by resolutions of directors, authorize and declare a dividend to shareholders from time to time and of an amount they deem fit if they are satisfied, on reasonable grounds, that immediately after the distribution, the value of our assets will exceed our liabilities, and we will be able to satisfy our debts as they fall due. According to the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), a company may only make a distribution out of profits available for distribution. Other than the above, we did not adopt or maintain any cash management policies and procedures as of the date of this annual report.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of Hong Kong dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on any foreign exchange to transfer cash between PTL and its subsidiary, across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from the subsidiary, to PTL and U.S. investors and amounts owed. See “Dividend Policy” on page 92 for further details.

As further advised by our PRC Counsel, China Commercial Law Firm, the laws and regulations of the PRC do not currently have any material impact on the transfer of cash from PTL to the Operating Subsidiary or from the Operating Subsidiary to PTL, our shareholders and the U.S. investors. However, in the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or on our subsidiary’s ability by the PRC government to transfer cash. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless.

Furthermore, the PRC government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Class A Ordinary Shares, potentially rendering it worthless.

PTL, our BVI holding company, since its incorporation on December 29, 2023, has not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past, nor have any dividends or distributions been made by our subsidiaries to the BVI holding company. Furthermore, no payments of any kind (including transfers, capital contributions and loans) have been made between PTL and its subsidiaries, or by the Operating Subsidiary to PTL. As of the date of this annual report, our Operating Subsidiary has not declared any dividends to its then shareholders.

If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Operating Subsidiary by way of dividend payments. We do not have any present plan to declare or pay any dividends on our Class A Ordinary Shares in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. See “Risk Factors — Risks relating to our corporate structure — We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless.” on page 40 for more information.

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

Our current auditor, FundCertify CPA Professional Corporation (“FundCertify”), an independent registered public accounting firm headquartered in Cary, North Carolina, is a firm registered with the PCAOB, that is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess FundCertify’s compliance with applicable professional standards. FundCertify is not subject to the Determination Report announced by the PCAOB relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in Mainland China or Hong Kong because of a position taken by one or more authorities in Mainland China or Hong Kong. Our previous auditor, J&S Associate PLT (“J&S”), an independent registered public accounting firm headquartered in Malaysia, is a firm registered with the PCAOB, that is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess J&S’s compliance with applicable professional standards. J&S is not subject to the Determination Report announced by the PCAOB relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in Mainland China or Hong Kong because of a position taken by one or more authorities in Mainland China or Hong Kong. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor because of a position taken by an authority in a foreign jurisdiction, such as the PRC authorities, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities.

However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor because of a position taken by an authority in a foreign jurisdiction, such as the PRC authorities, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. Furthermore, as more stringent criteria have been imposed by the SEC and the PCAOB, recently, which would add uncertainties to our offering, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to our Ordinary Shares - Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.” on page 42 of this annual report.

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

We are aware that, in recent years, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. This indicated the PRC government’s intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Mainland China-based issuers. Since these statements and regulatory actions are relatively new, it is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operation, its ability to accept foreign investments, and the continued listing of our Class A Ordinary Shares on a U.S. or other foreign exchanges. These actions could result in a material change in our operations and/or the value of our Class A Ordinary Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors.

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

Since recent statements, laws and regulatory actions by the PRC government are newly published, their interpretation, application and enforcement of unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities. It also remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiary located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiary. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from Mainland China or Hong Kong authorities, we will not be able to list our Class A Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Ordinary Shares significantly decline or be worthless.

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

As advised by our PRC Counsel, China Commercial Law Firm, as of the date of this annual report, based on PRC laws and regulations effective as of the date of this annual report, the Company is not required to obtain permissions or approvals from any PRC authorities before listing in the United States, including the filings under the Trial Measure, and to issue our Class A Ordinary Shares to foreign investors or operate our business as currently conducted, including the CSRC, the CAC, or any other governmental agency that is required to approve our operations, because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether listing and/or offerings conducted by Hong Kong-based companies are subject to this regulation; and (ii) our Operating Subsidiary was established and operates in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. As further advised by China Commercial Law Firm, PTL and its Operating Subsidiary, are not required to obtain any permissions or approvals from any Chinese authorities to operate their business as of the date of this annual report. No permissions or approvals have been applied for by us or denied by any relevant authority.

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

Hong Kong Regulations

(A) TRADE DESCRIPTION

Trade Description Ordinance (Chapter 362 of the Laws of Hong Kong)

After an amendment in 2012, which came into operation in 2013, some new provisions in the Trade Description Ordinance (“TDO’’) are relevant to commercial practice including advertising and marketing.

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

(D) EMPLOYMENT

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance provides for a prescribed minimum hourly wage (set at HK$43.1 per hour as at the date of this annual report) during the wage period for every employee engaged under a contract of employment under the Employment Ordinance. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the Minimum Wage Ordinance is void.

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

Risk Factors Summary

Investing in our Ordinary Shares involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Item 3. Key Information - 3.D. Risk Factors” beginning on page 14 of this annual report. The following is a summary of what we view as our most significant risk factors:

Risks Relating to Our Business and Operations

●	We are materially dependent on our suppliers for the supply of marine fuel during FY2025, FY2024 and FY2023, and any disruption, non-performance and delayed performance of these suppliers may adversely affect our operations and substantially impact our financial results. See Page 17.

●	We rely on our suppliers from which we purchase marine fuel to provide trade credit terms to adequately fund our on-going operations, any reduction or termination of trade credit from our suppliers would adversely affect our business. See Page 18.

●	We are susceptible to the fluctuations in marine fuel price. Any volatility in marine fuel price may adversely affect our working capital requirements and financial condition. See Page 18.

●	The industry in which we operate is competitive, and there can be no assurance that we can compete successfully in the future and adequately address the downward pricing pressure. See Page 19.

●	Our profitability is susceptible to the volatility and uncertainties in demand and supply for marine fuel. We may fail to aggregate sufficient demand from our customers to negotiate a favorable price of marine fuel from our suppliers and this would adversely affect our business, financial condition and results of operations. See Page 20.

●	We generally do not enter into any long-term contracts with our customers, we may not be able to maintain a stable source of revenue generated, and we cannot assume that our customers will continue to use our vessel refueling services, nor can we accurately forecast future orders from our customers. See Page 21.

●	We derive a significant portion of our revenue from few major customers with whom we do not enter into long-term contracts, and therefore, any significant changes in our relationships with our major customers, the loss of one or more of which, or significant decrease in the number of our engagement may materially and adversely affect our business, financial condition, and results of operations. See Page 21.

●	We extend trade credit to most of our customers. As such, we may be exposed to the credit risks of our customers while remaining subject to satisfying payment obligations to our suppliers, and our financial position and results of operations may diminish if we are unable to collect trade receivable. See Page 22.

●	The failure of delivery of marine fuel timely to our customers, which would adversely affect our reputation, business, financial condition, and results of operations. See Page 22.

●	Material disruptions in the availability or supply of marine fuel would have an adverse effect on our business, financial condition and results of operations. See Page 22.

●	The marine fuel that we purchase from our suppliers may fail to meet the contractual specifications that we have agreed to supply to our customers and, as a result, we could lose business from those customers and be subject to claims or other liabilities, and it would have an adverse effect on our business, financial condition and results of operations. See Page 23.

●	Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations. See Page 23.

●	We are dependent on our senior management team and other key employees, and the loss of any such personnel could materially and adversely affect our business, operating results and financial condition. See Page 23.

●	Any negative publicity with respect to the Company, the Operating Subsidiaries, our directors, officers, employees, shareholders, or other beneficial owners, our peers, business partners, or our industry in general, may materially and adversely affect our reputation, business, and results of operations. See Page 24.

●	We may be subject to disputes, legal proceedings, and proceedings and may not always be successful in defending ourselves against such claims or proceedings. See Page 25.

●	Fluctuations in foreign exchange rates could materially affect our financial condition and results of operations. See Page 26.

●	Laws, regulations, technological, political, and scientific developments regarding climate change and fuel efficiency may decrease demand for the fuels we distribute, and the failure to adapt to market trends in the bunkering industry would adversely affect our business. See Page 26.

●	Our business is subject to various laws and regulations around the world; failure to comply with these provisions, as well as any adverse changes in applicable laws and regulations in relation to us, our suppliers and customers, may restrict or prevent us from doing business in certain countries or jurisdictions, require us to incur additional costs in operating our business or otherwise materially adversely affect our business. See Page 27.

●	Information technology failures and data security breaches would have an adverse effect on our business, financial condition and results of operations. See Page 28.

●	Our business and our reputation could be adversely affected by the failure to protect sensitive customer, employee or vendor data, whether as a result of cyber attacks or otherwise, or to comply with applicable regulations relating to data security and privacy. See Page 28.

●	Natural disasters, acts of God, wars, epidemics and other events may adversely affect our business operations, financial condition and results of operations. See Page 28.

●	The demand for our services is easily affected by unpredictable factors, and our results of operations can be affected by critical factors associated with the demand for marine fuel, such as the changes in the global and regional economic, financial and political conditions and the level of international trade. A decline in international trade would adversely affect our business, financial condition and results of operations. See Page 29.

●	Our business operations may be materially adversely affected by negative impacts on the global economy, capital markets, or other geopolitical conditions resulting from the recent invasion of Ukraine by Russia and subsequent sanctions against Russia, Belarus, and related individuals and entities. Current volatility remains in the crude oil, fuel, and the marine fuel markets around the globe. See Page 30.

The current tension in international trade, particularly with regard to U.S. and China trade policies, may adversely impact our business, financial condition, and results of operations. See Page 30.

Escalating military conflicts, including hostilities involving Iran, Israel, and the United States, may disrupt global shipping patterns and adversely affect our business, financial condition, and results of operations. See Page 31.

We do not currently maintain directors’ and officers’ liability insurance, which could expose us and our directors and officers to significant risks. See Page 32.

●	If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired. See Page 32.

Risks Relating to Doing Business in Hong Kong

●	All of our operations are in Hong Kong. However, due to the long-arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Ordinary Shares. Our Operating Subsidiary in Hong Kong may be subject to certain PRC laws and regulations, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Ordinary Shares. Furthermore, the changes in the policies, laws, regulations, rules, and the enforcement of laws of Mainland China may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the Mainland China legal and regulatory system cannot be certain. See Page 32.

●	There remain some uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval. We may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. See Page 34.

●	Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business. See Page 37.

●	If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. See Page 38.

●	The enactment of the law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries, which represent substantially all of our business. See Page 38.

●	The enforcement of laws and rules and regulations in PRC can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our Operating Subsidiary’s operations and/or the value of the securities we are offering. See Page 39.

●	There are political risks associated with conducting business in Hong Kong. See Page 39.

●	Because our business is conducted in Hong Kong dollars and the price of our Class A Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments. See Page 40.

Risks Relating to Our Corporate Structure

●	We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless. See Page 40.

●	You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management based on Hong Kong laws. See Page 41.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under BVI law. See Page 41.

Risks Relating to our Ordinary Shares

●	Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. See Page 42.

●	We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares. See Page 44.

●	Our Class A Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares. See Page 45.

●	Shares eligible for future sale may adversely affect the market price of our Class A Ordinary Shares, as the future sale of a substantial amount of issued and outstanding Ordinary Shares in the public marketplace could reduce the price of our Class A Ordinary Shares. See Page 45.

●	If we cannot satisfy, or continue to satisfy, the continued listing requirements and other rules of Nasdaq Capital Market, although we are exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our Class A Ordinary Shares may not be listed or may be delisted, which could negatively impact the price of our Class A Ordinary Shares and your ability to sell them. See Page 46.

●	We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Ordinary Shares less attractive to investors. See Page 47.

●	We incur increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company. See Page 48.

●	We are a “foreign private issuer” and a BVI company, and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects. See Page 48.

Risks Relating to Our Business and Operations

We are materially dependent on our suppliers for the supply of marine fuel during FY2025, FY2024 and FY2023, and any disruption, non-performance and delayed performance of these suppliers may adversely affect our operations and substantially impact our financial results.

For the fiscal years ended December 31, 2025, 2024 and 2023, the amount of purchases from our five largest suppliers accounted for approximately 81.7%, 81.7% and 82.2%, respectively, of our total cost of revenue; and the purchases from our largest supplier accounted for approximately 25.0%, 38.5% and 42.2% of total cost of revenue, respectively.

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

For the fiscal years ended December 31, 2025, 2024, and 2023, approximately $62,561,935, $90,783,673 and $45,205,250 of our revenues were generated from our existing customers, representing 87.3%, 92.5%, 44.3% of our total revenue, respectively.

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

A substantial portion of our revenue was derived from a relatively small number of customers during the last three years. For the fiscal years ended December 31, 2025, 2024, and 2023, the revenue from our five largest customers accounted for approximately 48.4%, 53.8% and 44.3%, respectively, of our total revenue; and the revenue attributable to our largest customer accounted for approximately 16.7%, 23.6% and 20.3%, of our total revenue, respectively. Accordingly, we are heavily dependent on the relationships with our five largest customers. There is no assurance that our major customers will continue to use our vessel refueling services or that we can successfully maintain our relationships with them in the future. If we were to either lose one of our major customers or have a major customer significantly reduce its volume of business with us, our business, our results of operations and financial condition could be materially and adversely affected, unless we are able to promptly secure suitable projects of a comparable size and quantity as replacements from other existing and new customers. We expect that we will continue to depend on a relatively small number of customers for a significant portion of our net revenue and may continue to experience fluctuations in the distribution of the revenue among our largest customers. The volume of sale from specific customers is likely to vary from year to year, especially since we do not have long-term commitments from any of our customers to purchase our services. A major customer in one year may not provide the same level of revenues for us in any subsequent year. Furthermore, if we experience difficulties in the collection of our accounts receivables from our major customers, our results of operation may be materially and adversely affected. These customers could choose to divert all or a portion of their business with us to one of our competitors, demand pricing concessions for our services, require us to provide enhanced services that increase our costs, or develop their own vessel refueling capabilities. Therefore, our business, financial condition, and results of operations could be materially and adversely affected, given our dependence on our major customers.

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

During FY2025, FY2024, and FY2023, the payment terms of our customers who are international container liner operators are generally up to 30 days. Meanwhile, the payment terms to our suppliers are generally up to 30 days. As of December 31, 2025 and 2024, our accounts receivables amounted to approximately $5,399,999 and $7,720,366, respectively. Payment delays, cancellations or defaults by our customers may be caused by its insolvency or bankruptcy, or insufficient financing or working capital due to late payments by their respective customers. If we are not able to collect our trade receivables on time, while remaining obligated to satisfy our ongoing payment obligations to our suppliers, we may be required to consider alternative sources of financing and/or defer on our own payment obligations. This may have a negative impact on our cash flow and we may have insufficient working capital to run our day-to-day operations.

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

Our current management team has limited experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. Since our listing on the Nasdaq Capital Market, our company has become subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors. Our management team may not successfully or efficiently manage our operations as a U.S. public company. These obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

We are dependent on our senior management team and other key employees, and the loss of any such personnel could materially and adversely affect our business, operating results and financial condition.

We believe that our performance and success is, to a certain extent, attributable to the extensive industry knowledge and experience of our key executives and personnel. Our management team led by Ms. Yuen Tung Leung, our Chief Financial Officer, and Ms. Ying Ying Chow, our Director and Chief Executive Officer, are essential to our success due to their substantial experiences and connections in the bunkering industry, market development skills and expertise in managing our operations. In addition, the relationships and reputation that our management team have established and maintained with our customers and suppliers contribute to our ability to maintain good business relationships with them.

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

We devise our future plans as set out in the sections headed “Item 4. Information on the Company - 4.B. Business Overview - Growth Strategies” and “Item 14.E. Use of Proceeds” based on circumstances currently prevailing and bases on assumptions that certain circumstances will or will not occur, as well as the risks and uncertainties inherent in various stages of implementation. The successful implementation of our business strategies is subject to various uncertainties and contingencies, such as the growth of the market, availability of funds, competition and government policies. Our growth is based on assumptions of future events which include (a) the relationships with our existing customers and suppliers; (b) our ability to develop our industry network with upstream marine fuel supplier and downstream customers; (c) the effectiveness of our management effort in overseeing our expansion; (d) continuous growth of the marine transportation in Asia Pacific; and (e) our ability to retain key staff in the management and the operational departments.

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

Although Hong Kong maintains a distinct legal and economic system under the “one country, two systems” framework, ongoing changes to the treatment of Hong Kong-origin goods and services in international trade relationships - particularly by the United States - may expose us to additional regulatory or economic risks.

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

Escalating military conflicts, including hostilities involving Iran, Israel, and the United States, may disrupt global shipping patterns and adversely affect our business, financial condition, and results of operations.

Our business is dependent on the stability of international maritime trade. Armed conflicts, regional hostilities, and geopolitical tensions in various parts of the world can disrupt established shipping routes, increase voyage times and fuel consumption, and create uncertainty in global trade flows. Recent escalations in the Middle East, including direct and proxy conflicts involving Iran, Israel, and the United States, have resulted in attacks on commercial vessels, disruptions to major transit routes, and heightened risk of broader regional conflict. In response, many shipping operators have altered trade patterns, incurring longer voyage times and significantly higher operating and insurance costs.

Such disruptions may reduce demand for our bunkering services, increase our fuel procurement costs, compress our margins, and create volatility in customer ordering patterns. The imposition of new sanctions or export controls arising from geopolitical developments could also restrict our ability to source fuel or service certain vessels.

The duration and impact of any particular conflict or geopolitical development are inherently unpredictable. Any prolonged instability or expansion of hostilities affecting global maritime trade could have a material adverse effect on our business, financial condition, and results of operations.

We do not currently maintain directors’ and officers’ liability insurance, which could expose us and our directors and officers to significant risks.

We intend to obtain and maintain directors’ and officers’ liability insurance (“D&O insurance”) to cover certain liabilities incurred by our directors and officers in their capacities as such. However, as of the date of this annual report, we have not purchased such insurance. The absence of D&O insurance could expose us, as well as our directors and officers, to significant risks, including personal liability for legal claims arising from actions taken in the course of their duties. If we are unable to obtain D&O insurance on commercially reasonable terms or at all, our directors and officers may be reluctant to serve in their roles due to the potential risk of personal liability, which could negatively impact our ability to attract and retain qualified individuals for key leadership positions. Additionally, in the event of a lawsuit or regulatory proceeding against our directors or officers, we may be required to indemnify them out of our own corporate funds, which could have a material adverse effect on our financial condition and cash flows.

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

In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (“PDPO”) imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data which relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should not be kept longer than necessary for the fulfilment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest. The PDPO also confers on the Privacy Commissioner for Personal Data (“Privacy Commissioner”) power to conduct investigations and institute prosecutions. The data protection principles (collectively, the “DPP”), which are contained in Schedule 1 to the PDPO, outline how data users should collect, handle, and use personal data, complemented by other provisions imposing further compliance requirements. The collective objective of DPPs is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfilment of the purposes of using the data. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights, inter alia: (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate. The Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Commissioner may provide legal assistance to the aggrieved data subjects if the Commissioner deems fit to do so. See “Item 4. Information on the Company - 4.B. Business Overview - Regulation” on page 52 of this annual report.

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

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses - secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security - and their corresponding penalties. On July 14, 2020, former U.S. President Donald Trump signed into law the Hong Kong Autonomy Act (“HKAA”), into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former and current Chief Executives of HKSAR, Carrie Lam and John Lee, respectively. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect foreign financial institutions and any third parties or clients dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries, which represent substantially all of our business, are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

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

Because our business is conducted in Hong Kong dollars and the price of our Class A Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Since our business is conducted in Hong Kong, our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in United States dollars. The value of the Hong Kong dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue and financial condition. Further, our Class A Ordinary Shares offered by this annual report are denominated in United States dollars, we will need to convert the net proceeds we receive into Hong Kong dollar in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the Hong Kong dollar will affect that amount of proceeds we will have available for our business.

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

Currently, the PRC law and regulations and foreign currency control in Mainland China do not currently have any material impact on the transfer of cash between PTL and our Operating Subsidiary, or vice versa. However, the PRC government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Class A Ordinary Shares, potentially rendering them worthless. Further, any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

We are a BVI business company with limited liability incorporated under the laws of the BVI. Our corporate affairs are governed by our Second Amend and Restated Memorandum and Articles (as may be amended from time to time), the BVI Act and the common law of the BVI. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the BVI law are governed by the BVI Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from the common law of England and the wider Commonwealth, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the BVI. The rights of our shareholders and the fiduciary duties of our directors under the BVI law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the BVI has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the BVI. In addition, the BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Risks Relating to our Class A Ordinary Shares

Our Class A Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

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

Our current auditor, FundCertify CPA Professional Corporation (“FundCertify”), an independent registered public accounting firm headquartered in Cary, North Carolina, is a firm registered with the PCAOB, that is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess FundCertify’s compliance with applicable professional standards. FundCertify is not subject to the Determination Report announced by the PCAOB relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in Mainland China or Hong Kong because of a position taken by one or more authorities in Mainland China or Hong Kong. Our previous auditor, J&S Associate PLT (“J&S”), an independent registered public accounting firm headquartered in Malaysia, is a firm registered with the PCAOB, that is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess J&S’s compliance with applicable professional standards. J&S is not subject to the Determination Report announced by the PCAOB relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in Mainland China or Hong Kong because of a position taken by one or more authorities in Mainland China or Hong Kong. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor because of a position taken by an authority in a foreign jurisdiction, such as the PRC authorities, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities.

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

The trading prices of our Class A Ordinary Shares are likely to be highly volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may affect the attitudes of investors towards Hong Kong-based U.S.-listed companies, which consequently may affect the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and Mainland Chinese companies may also negatively affect the attitudes of investors towards Hong Kong and Mainland Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Class A Ordinary Shares.

In addition to the above factors, the price and trading volume of our Class A Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;

●	variations in our revenues, profit, and cash flow;

●	the general market reactions and financial market fluctuation due to the continuous Russo-Ukraine and Middle East conflicts;

●	changes in the economic performance or market valuations of other marine transportation services providers or bunkering facilitators; and political, social and economic conditions in the PRC, Hong Kong and Asia;

●	actual or anticipated fluctuations in our financial results of operations and changes or revisions of our expected results;

●	fluctuations of exchange rates among Hong Kong dollar, Renminbi, and the U.S. dollar;

●	changes in financial estimates by securities research analysts;

●	detrimental negative publicity about us, our services, our officers, directors, other beneficial owners, professional parties we partner with, or our industry;

●	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	litigation or regulatory proceedings involving us, our officers, or directors;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Class A Ordinary Shares; and

●	sales or perceived potential sales of additional Class A Ordinary Shares.

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

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional shares of Class A Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

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

Our Class A Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our Class A Ordinary Shares may be “thinly-traded,” meaning that the number of persons interested in purchasing our Class A Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stockbrokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we come to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our Class A Ordinary Shares may not develop or be sustained.

You must rely on price appreciation of our Class A Ordinary Shares for return on your investment because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors.

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under the British Virgin Islands law, namely that the Company may only pay dividends out of profits or share premium, and provided that under no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial conditions, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

Shares eligible for future sale may adversely affect the market price of our Class A Ordinary Shares, as the future sale of a substantial amount of issued and outstanding Class A Ordinary Shares in the public marketplace could reduce the price of our Class A Ordinary Shares.

The market price of our Class A Ordinary Shares could decline as a result of sales of our Class A Ordinary Shares in the public market, or the perception that such sales could occur. Sales by existing shareholders, including shares issued in connection with our registered direct offerings or other equity financings, could increase the supply of Class A Ordinary Shares available in the market and exert downward pressure on the trading price. In addition, these factors could make it more difficult for us to raise funds through future offerings of Class A Ordinary Shares or other equity securities. Shares held by certain of our shareholders may be sold in the future without registration under the Securities Act of 1933 to the extent permitted by Rule 144 or other exemptions thereunder.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrades us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts ceases coverage of our Company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

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

If we cannot satisfy, or continue to satisfy, the continued listing requirements and other rules of Nasdaq Capital Market, although we are exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our Class A Ordinary Shares may not be listed or may be delisted, which could negatively impact the price of our Class A Ordinary Shares and your ability to sell them.

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

If the Nasdaq Capital Market delists our Class A Ordinary Shares from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our Class A Ordinary Shares;

●	reduced liquidity with respect to our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Share is a “penny stock” which will require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A Ordinary Shares less attractive to investors.

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

We cannot predict whether investors will find our Ordinary Shares less attractive if we rely on these exemptions. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. (ii) the end of the fiscal year during which we have total annual gross revenues of US$1.235 billion or more, (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt, or (iv) the last day of our fiscal year following the fifth anniversary of the completion of the Follow-on Offering.

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

On June 16, 2025, the Company convened its annual general meeting of shareholders, during which the shareholders of the Company adopted resolutions approving all of the proposals considered at the meeting. As a result, (i) all of the authorized and issued and outstanding ordinary shares with no par value each held by the then existing shareholders of the Company, except for the 11,250,000 ordinary shares held by PTLE Limited, were designated into Class A Ordinary Shares with no par value each, each having one (1) vote per share and the other rights attached to it as set out in the Second Amended and Restated Memorandum and Articles of Association on an one-for-one basis; (ii) the 11,250,000 authorized and issued and outstanding Ordinary Shares held by PTLE Limited into 11,250,000 Class B Ordinary Shares, conferring the holder thereof fifty (50) votes per Class B Ordinary Share at a meeting of members of the Company or on any resolution of members and the other rights attached to it as set out in the Second Amended and Restated Memorandum and Articles of Association on a one for one basis, provided that no Class B Ordinary Shares shall be convertible into Class A Ordinary Shares; and (iii) the remaining authorized unlimited but unissued ordinary shares of single class into unlimited Class A Ordinary Shares and unlimited Class B Ordinary Shares.

On February 24, 2026, the Company effectuated 1-for-80 share consolidation of the Class A Ordinary Shares and Class B Ordinary Shares.

As of the date of this annual report, PTL is authorized to issue unlimited ordinary shares with no par value, of which 6,140,497 Class A Ordinary Shares and 140,625 Class B Ordinary Shares were currently issued and outstanding as of the date of this annual report. PTL has no material operation of its own, and we conduct operations through its wholly-owned Operating Subsidiary, namely Petrolink Energy Limited.

Petrolink Energy Limited (“Petrolink Hong Kong”) was incorporated on June 21, 2013, under the laws of Hong Kong. Petrolink Energy Limited is a wholly owned subsidiary of PTL and is our main operating entity.

Petrolink Energy Pte. Ltd. (“Petrolink Singapore”) was incorporated on February 5, 2024, under the laws of Singapore. Petrolink Singapore is a wholly owned subsidiary of PTL, for the purpose of establishing a representative office in Singapore to conduct marketing and sales support in Singapore. Since its incorporation, and as of the date of this annual report, Petrolink Singapore has not had any operation.

Recent Developments

Change in Independent Registered Public Accounting Firm

On October 22, 2025, the Company dismissed J&S as its independent registered public accounting firm and, effective October 23, 2025, appointed FundCertify as its new independent registered public accounting firm. The dismissal of J&S and appointment of FundCertify were approved and ratified by the Board of Directors and the Audit Committee. J&S’s reports on the Company’s financial statements for the fiscal years ended December 31, 2024, 2023, and 2022 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. During the fiscal year ended December 31, 2024 and through October 22, 2025, there were no disagreements with J&S on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, and there were no reportable events other than the material weaknesses in internal control over financial reporting previously disclosed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024.

The December 2025 Registered Direct Offering

On December 12, 2025, the Company issued an aggregate of 60,000,000 Class A Ordinary Shares, at a purchase price of US$0.04 per share, pursuant to certain securities purchase agreements dated December 4, 2025, with certain investors named thereto. The offering closed on December 12, 2025, and was conducted pursuant to the Company’s registration statement on Form F-3 (File No. 333-291441). The Company received aggregate gross proceeds of approximately US$2,400,000.

The January 2026 Registered Direct Offering

On January 16, 2026, the Company issued an aggregate of 155,000,000 Class A Ordinary Shares, at a purchase price of US$0.025 per share, pursuant to certain securities purchase agreements dated January 5, 2026, with certain investors named thereto. The offering closed on January 16, 2026, and was conducted pursuant to the Company’s registration statement on Form F-3 (File No. 333-291441). The Company received aggregate gross proceeds of approximately US$3,875,000.

The February 2026 Registered Direct Offering

On February 4, 2026, the Company entered into securities purchase agreements with certain investors for a registered direct offering of 250,000,000 Class A Ordinary Shares at a purchase price of US$0.025 per share, for aggregate gross proceeds of approximately US$6,250,000. The offering closed on February 6, 2026, and was conducted pursuant to the Company’s registration statement on Form F-3 (File No. 333-291441).

The net proceeds for each offering were used for vessel acquisition, working capital, and general corporate purposes.

Management Changes

On August 1, 2025, Mr. Tak Wing Ho tendered his resignation as a director and Chief Financial Officer of the Company, effective immediately. Mr. Ho’s resignation was not the result of any disagreement with the Company’s operations, policies, or procedures.

On August 1, 2025, the Board of Directors, the Nominating Committee, and the Compensation Committee of the Company approved the appointment of Ms. Yuen Tung Leung as a director and Chief Financial Officer, effective immediately. See “Item 6 - Directors, Senior Management and Employees - 6.A. Directors and Senior Management” for Ms. Yuen Tung Leung’s biography.

Nasdaq Compliance Matters

On July 18, 2025, the Company received two notices from the Listing Qualifications staff of The Nasdaq Stock Market LLC (“Nasdaq”). The first notice indicated that the Company was not in compliance with the minimum market value of listed securities (“MVLS”) requirement of US$35 million for continued listing on the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(b)(2). The second notice indicated that the closing bid price of the Company’s Class A Ordinary Shares had been below the minimum bid price of US$1.00 per share for 30 consecutive business days, resulting in non-compliance with Nasdaq Listing Rule 5550(a)(2). Nasdaq provided the Company with a 180-calendar-day compliance period, or until January 14, 2026, to regain compliance with each requirement.

On January 20, 2026, the Company received a letter from Nasdaq indicating that it had been granted an additional 180 calendar days, or until July 13, 2026, to regain compliance with the minimum bid price requirement.

On February 24, 2026, the Company announced the approval of a 1-for-80 share consolidation (reverse stock split) of its Class A Ordinary Shares and Class B Ordinary Shares. The share consolidation became effective at the opening of trading on February 27, 2026. Upon effectiveness, 491,237,500 Class A Ordinary Shares were consolidated into approximately 6,140,497 Class A Ordinary Shares, and 11,250,000 Class B Ordinary Shares were consolidated into 140,625 Class B Ordinary Shares. The Class A Ordinary Shares continued to trade on the Nasdaq Capital Market under the symbol “PTLE” but under a new CUSIP number of G7377S127.

On March 13, 2026, the Company received notification from Nasdaq that it had regained compliance with Nasdaq Listing Rule 5550(a)(2). Nasdaq determined that, for 10 consecutive trading days from February 27, 2026 to March 12, 2026, the closing bid price of the Company’s Class A Ordinary Shares was at or above US$1.00 per share, and accordingly, the prior minimum bid price deficiency matter was closed.

Acquisition of Twocap Limited

On February 23, 2026, we acquired 100% of the issued share capital of Twocap Limited, a privately held company incorporated in Hong Kong, whose wholly-owned subsidiary, Sisworld Credit One Limited, a company incorporated in Hong Kong with limited liability (the “License Subsidiary”), holds a money lender license granted by the Licensing Court of Hong Kong pursuant to the Money Lenders Ordinance (Cap. 163) of Hong Kong (the “Money Lending License”), for a total cash consideration of US$100,000 (the “Acquisition”). Subsequent to the Acquisition, we have commenced money lending operations through our License Subsidiary, providing financing services such as trade finance, accounts receivable financing, and factoring

4.B. Business Overview

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

Our operations are conducted in Hong Kong and substantially all of our revenue has been generated by our Operating Subsidiary in Hong Kong. We do not require any permits and licenses for the operation of our business, instead, we rely on the permits and licenses of our suppliers for the actual delivery of marine fuel at each port. Geographically, in terms of the delivery locations at which the marine fuel is delivered to our customers, nearly all of our revenue (94.9%, 97.0% and 93.2% of our revenue for the fiscal years ended December 31, 2025, 2024, and 2023) were generated by the marine fuel delivery to customers in Hong Kong ports. Other delivery locations include United Arab Emirates, Singapore, Saudi Arabia, and mainland China, and all of the transactions for marine fuel delivery and vessel refueling activities in these locations have been booked through and concluded by our Operating Subsidiary in Hong Kong. For the fiscal years ended December 31, 2025, 2024 and 2023, 0.2%, nil and 0.6%,of our revenue were generated by the marine fuel delivery to customers in the mainland China port, respectively, and none of these customers were mainland Chinese companies and all of such transactions are booked through and concluded in Hong Kong, instead of in mainland China.

For the fiscal years ended December 31, 2025, 2024 and 2023, our customers mainly consist of end-users and trading houses. Our five largest customers, in aggregate, contributed 48.4%, 53.8% and 44.3% respectively, to our revenue for the fiscal years ended December 31, 2025, 2024 and 2023. We recorded a decrease in revenue from $98,133,646 for the year ended December 31, 2024 to $71,647,383 for the year ended December 31, 2025, representing a decrease of approximately 27.0%, while the volume of marine fuel supplied by us decreased from 160,994 metric tons for the year ended December 31, 2024 to 131,059 metric tons for the year ended December 31, 2025. We recorded a decrease in revenue from $102,106,509 for the year ended December 31, 2023 to $98,133,646 for the year ended December 31, 2024, representing a decrease of approximately 3.9%, while the volume of marine fuel supplied by us decreased from 163,738 metric tons for the year ended December 31, 2023 to 160,994 metric tons for the year ended December 31, 2024. Our cost of revenue mainly represented the marine fuel cost and other costs mainly including the agency fee, barging fee, cancellation charges and survey fee. Our cost of revenue decreased by $24,986,311, or 26.1%, from $95,725,710 for the year ended December 31, 2024 to $70,739,399 for the year ended December 31, 2025, which was mainly due to the decrease in our marine fuel costs and in line with the decrease in our revenue. Our cost of revenue decreased by $4,464,824, or 4.5%, from $100,190,534 for the year ended December 31, 2023 to $95,725,710 for the year ended December 31, 2024, which was mainly due to the decrease in our marine fuel costs and in line with the decrease in our revenue.

On February 23, 2026, we acquired 100% of the issued share capital of Twocap Limited, a privately held company incorporated in Hong Kong, whose wholly-owned subsidiary, Sisworld Credit One Limited, a company incorporated in Hong Kong with limited liability (the “License Subsidiary”), holds a money lender license granted by the Licensing Court of Hong Kong pursuant to the Money Lenders Ordinance (Cap. 163) of Hong Kong (the “Money Lending License”), for a total cash consideration of US$100,000 (the “Acquisition”). Subsequent to the Acquisition, we have commenced money lending operations through our License Subsidiary, providing financing services such as trade finance, accounts receivable financing, and factoring.

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

For the fiscal years ended December 31, 2025, 2024 and 2023, we mainly supplied marine fuel to our customers in Hong Kong. Based on the location at which the marine fuel is delivered to our customers, nearly all of our revenue were generated in Hong Kong as well. The table below sets out our volume of marine fuel supplied by ports (in terms of metric tons):

	Year ended December 31,
	2023		2024		2025
Ports	Metric tons	%	Metric tons	%	Metric tons	%
Hong Kong	152,525	93.2	155,369	96.5	123,452	94.2
Khor Fakkan, United Arab Emirates	5,861	3.6	-	-	-	-
Singapore	1,979	1.2	5,625	3.5	7,408	5.7
Jeddah, Saudi Arabia	992	0.6	-	-	-	-
Qingdao, the PRC	756	0.5	-	-	-	-
Shanghai, the PRC	670	0.4	-	-	-	-
Zhoushan, the PRC	225	0.1	-	-	199	0.1
Others	730	0.4	-	-	-	-
Total	163,738	100.0	160,994	100.0	131,059	100.0

The following map indicates the location of the major ports where we supplied marine fuel during the fiscal years ended December 31, 2025, 2024 and 2023:

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

Customers

For the fiscal years ended December 31, 2025, 2024, and 2023, our largest customer contributed approximately 16.7%, 23.6% and 20.3% to our total revenue, respectively, while our five largest customers, in aggregate, contributed to approximately 48.4%, 53.8% and 44.3% to our total revenue, respectively. We have maintained stable relationships with our five largest customers with periods of business relationships ranging from approximately two to three years.

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

Suppliers

For the fiscal years ended December 31, 2025, 2024, and 2023, our total aggregated purchases from our largest supplier amounted to approximately 25.0%, 38.5% and 42.2%, respectively, while our aggregated total purchases from our five largest suppliers amounted to approximately 81.7%, 81.7% and 82.2%, respectively.

As of December 31, 2025, there were approximately 18 suppliers included in our list of suppliers. We did not enter into any long-term agreements with our suppliers. We place orders for marine fuels from our suppliers, in the form of purchase order, on an order-by-order basis after seeking and confirming quotations from the suppliers. Our purchase order includes order information such as price, quantity, delivery schedule, and payment details. We mainly source marine fuel through local physical distributors, and we aggregate the demand of marine fuel from various customers, and we negotiate with our local suppliers at various ports for bulk purchase based on the aggregated orders from our customers. Our purchase quantity with our suppliers will match the purchase quantity of our customers as we enter into purchase orders with our suppliers based on a base quantity with reference to the aggregated orders from our customers.

We have maintained strong business relationships with our suppliers to meet our customers’ needs in an effective and efficient manner. We select our suppliers based on their past performance, prices, quality, payment terms and timeliness of delivery. During the fiscal years ended December 31, 2025, 2024 and 2023, we did not experience any material difficulties in sourcing marine fuel nor any material delays in the delivery of vessel refueling.

Our purchases are mainly denominated in U.S. Dollars. During the fiscal years ended December 31, 2025, 2024 and 2023, all of our purchases were negotiated in Hong Kong, while a small amount of relevant vessel refueling services were completed in different ports.

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

Competition

The marine fuel supply and bunkering industry in the Asia Pacific region is highly competitive and fragmented, with approximately 100 companies offering similar services in the region. As of the date of this annual report, while there are 37 bunker operators published under the Hong Kong Shipping Directory on the website of the Marine Department, HKSAR, the major players include Bunker Holding Group, Banle and Fratelli Cosulich S.p.A. In addition to us, other bunkering facilitators and the bunkering divisions of oil majors or traders are also involved in providing vessel refueling services to ships throughout the Asia Pacific region. We consider our main competitors to be other bunkering facilitators.

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

Inventory

We do not maintain any inventories as we facilitate the direct delivery of marine fuel from our suppliers to our customers’ vessels on our behalf. At the point of physical delivery, the inventory (i.e. the marine fuel) will be simultaneously passed from our suppliers to our customers. As such, during the fiscal years ended December 31, 2025, 2024 and 2023, no inventory was recognized as at the dates of our financial statements. However, we bear inventory risk at the instance when the ownership of marine fuel passed to us and right before they are transferred to our customers.

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

Employees

The following table sets forth a breakdown of our employees categorized by function as of the date of this annual report:

Function	Number of Employees
Management	6
Accounting and finance department	1
Sales and purchase department	2
Administration and operations department	2
Total	11

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

Legal And Regulatory Compliance

During the fiscal years ended December 31, 2025, 2024 and 2023, and up to the date of this annual report, we had obtained the licenses, approvals and permits that are required and material for our business and operations.

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

Regulation

Transfers of Cash to and from Our Subsidiary

PTL has no operations of its own. It conducts its operations in Hong Kong through our Operating Subsidiary. Petrolink Singapore is a wholly owned subsidiary of PTL, for the purpose of establishing a representative office in Singapore to conduct marketing and sales support in Singapore. Since its incorporation, and as of the date of this annual report, Petrolink Singapore has not had any operation. PTL may rely on dividends or payments to be paid by our Operating Subsidiary to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and U.S. investors, to service any debt we may incur and to pay our operating expenses. If our Operating Subsidiary incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Cash is transferred through our organization in the following manner: (i) funds are transferred from PTL, our holding company incorporated in the BVI, to our Operating Subsidiary in Hong Kong, our intermediate holding company, in the form of capital contributions or loans, as the case may be; and (ii) dividends or other distributions may be paid by our Operating Subsidiary in Hong Kong to PTL.

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

There are no restrictions or limitation on our ability to distribute earnings by dividends from our Operating Subsidiary in Hong Kong to the Company and our shareholders and U.S. investors, provided that the entity remains solvent after such distribution. Subject to the BVI Act and our Second Amended and Restated Memorandum and Articles of Association, our board of directors may, by resolutions of directors, authorize and declare a dividend to shareholders from time to time and of an amount they deem fit if they are satisfied, on reasonable grounds, that immediately after the distribution, the value of our assets will exceed our liabilities, and we will be able to satisfy our debts as they fall due. According to the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), a company may only make a distribution out of profits available for distribution. Other than the above, we did not adopt or maintain any cash management policies and procedures as of the date of this annual report.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of Hong Kong dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on any foreign exchange to transfer cash between PTL and its subsidiary, across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from the subsidiary, to PTL and U.S. investors and amounts owed. See “Dividend Policy” on page 92 for further details.

As further advised by our PRC Counsel, China Commercial Law Firm, the laws and regulations of the PRC do not currently have any material impact on the transfer of cash from PTL to the Operating Subsidiary or from the Operating Subsidiary to PTL, our shareholders and the U.S. investors. However, in the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or on our subsidiary’s ability by the PRC government to transfer cash. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless.

Furthermore, the PRC government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Class A Ordinary Shares, potentially rendering it worthless.

PTL, our BVI holding company, since its incorporation on December 29, 2023, has not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past, nor have any dividends or distributions been made by our subsidiaries to the BVI holding company. Furthermore, no payments of any kind (including transfers, capital contributions and loans) have been made between PTL and its subsidiaries, or by the Operating Subsidiary to PTL. As of the date of this annual report, our Operating Subsidiary has not declared any dividends to its then shareholders.

If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Operating Subsidiary by way of dividend payments. We do not have any present plan to declare or pay any dividends on our Class A Ordinary Shares in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. See “Risk Factors — Risks relating to our corporate structure — We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless.” on page 40 for more information.

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

Our current auditor, FundCertify CPA Professional Corporation (“FundCertify”), an independent registered public accounting firm headquartered in Cary, North Carolina, is a firm registered with the PCAOB, that is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess FundCertify’s compliance with applicable professional standards. FundCertify is not subject to the Determination Report announced by the PCAOB relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in Mainland China or Hong Kong because of a position taken by one or more authorities in Mainland China or Hong Kong. Our previous auditor, J&S Associate PLT (“J&S”), an independent registered public accounting firm headquartered in Malaysia, is a firm registered with the PCAOB, that is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess J&S’s compliance with applicable professional standards. J&S is not subject to the Determination Report announced by the PCAOB relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in Mainland China or Hong Kong because of a position taken by one or more authorities in Mainland China or Hong Kong. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor because of a position taken by an authority in a foreign jurisdiction, such as the PRC authorities, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities.

However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor because of a position taken by an authority in a foreign jurisdiction, such as the PRC authorities, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. Furthermore, as more stringent criteria have been imposed by the SEC and the PCAOB, recently, which would add uncertainties to our offering, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to our Ordinary Shares - Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.” on page 17 of this annual report.

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

We are aware that, in recent years, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. This indicated the PRC government’s intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Mainland China-based issuers. Since these statements and regulatory actions are relatively new, it is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operation, its ability to accept foreign investments, and the continued listing of our Class A Ordinary Shares on a U.S. or other foreign exchanges. These actions could result in a material change in our operations and/or the value of our Class A Ordinary Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors.

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

Since recent statements, laws and regulatory actions by the PRC government are newly published, their interpretation, application and enforcement of unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities. It also remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiary located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiary. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from Mainland China or Hong Kong authorities, we will not be able to list our Class A Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Ordinary Shares significantly decline or be worthless.

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

As advised by our PRC Counsel, China Commercial Law Firm, as of the date of this annual report, based on PRC laws and regulations effective as of the date of this annual report, the Company is not required to obtain permissions or approvals from any PRC authorities before listing in the United States, including the filings under the Trial Measure, and to issue our Class A Ordinary Shares to foreign investors or operate our business as currently conducted, including the CSRC, the CAC, or any other governmental agency that is required to approve our operations, because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether listing and/or offerings conducted by Hong Kong-based companies are subject to this regulation; and (ii) our Operating Subsidiary was established and operates in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. As further advised by China Commercial Law Firm, PTL and its Operating Subsidiary, are not required to obtain any permissions or approvals from any Chinese authorities to operate their business as of the date of this annual report. No permissions or approvals have been applied for by us or denied by any relevant authority.

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

Hong Kong Regulations

(A) TRADE DESCRIPTION

Trade Description Ordinance (Chapter 362 of the Laws of Hong Kong)

After an amendment in 2012, which came into operation in 2013, some new provisions in the Trade Description Ordinance (“TDO’’) are relevant to commercial practice including advertising and marketing.

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

(D) EMPLOYMENT

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance provides for a prescribed minimum hourly wage (set at HK$43.1 per hour as at the date of this annual report) during the wage period for every employee engaged under a contract of employment under the Employment Ordinance. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the Minimum Wage Ordinance is void.

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

4.C. Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities, as of the date of this annual report:

4.D. Property, Plant and Equipment

Properties

We do not own any property and we rent the following leased properties from independent third parties for our operations:

Property address	Usage	Term
Unit 8 on 21st Floor of Greenfield Tower, Concordia Plaza, No.1 Science Museum Road, Kowloon, Hong Kong	Office	December 10, 2025 – September 22, 2026
21 Bukit Batok Crescent, #24-71, WCEGA Tower, Singapore 658065	Office	March 1, 2026 - February 28, 2027

Intellectual Property

As of the date of this annual report, we have one trademark in Hong Kong:

Trademark	Registration number	Registered owner	Class	Place of registration	Date of registration	Expiry date
	306492709	Petrolink Energy Limited	4	Hong Kong	March 6, 2024	March 5, 2034

As of the date of this annual report, we own the domain name, www.petrolinkhk.com. We have the right to renew the domain upon expiration and plan to do so as part of our regular business operations.

During the fiscal years ended December 31, 2025, 2024 and 2023, and up to the date of this annual report, we were not involved in any proceedings with regard to, and we did not receive notice of any claim of, infringement of any intellectual property rights that may be threatened or pending in which we may be involved either as a claimant or respondent which would have a material impact on our business, financial conditions or results of operations.

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

5.A. Operating Results

Key Components of Results of Operations

	For the Years Ended December 31,
	2025	2024	2023
Revenue	$71,647,383	$98,133,646	$102,106,509
Cost of revenue	(70,739,399)	(95,725,710)	(100,190,534)
Gross profit	907,984	2,407,936	1,915,975

Selling, general and administrative expenses	(2,751,736)	(1,422,363)	(828,321)
Reversal of (provision for) expected credit loss	1,400,539	(5,740,368)	-

(Loss) profit from operations	(443,213)	(4,754,795)	1,087,654

Other income (expense)
Interest (expense) income, net	(729,906)	8,688	1,201
Other income	622	1,326	9,789
Currency exchange loss	(7,778)	(4,800)	(3,184)
Total other (expense) income, net	(737,062)	5,214	7,806

(Loss) income before provision for income taxes	(1,180,275)	(4,749,581)	1,095,460
Income tax expense	-	(227,135)	(159,340)
Net (loss) income and total comprehensive (loss) income	$(1,180,275)	$(4,976,716)	$936,120

Revenue

The following table sets forth the breakdown of our revenue by geographical location (in terms of the oil delivery location) for the fiscal years ended December 31, 2025, 2024 and 2023, respectively:

	For the Fiscal Years Ended December 31,
	2025		2024		2023
	(US$)	% of revenue	(US$)	% of revenue	(US$)	% of revenue
Revenue
Hong Kong	$68,010,653	94.9%	$95,194,029	97.0%	$95,186,597	93.2%
United Arab Emirates	-	-%	-	-%	3,026,682	3.0%
Singapore	3,527,158	4.9%	2,939,617	3.0%	1,724,319	1.7%
Saudi Arabia	-	-%	-	-%	780,000	0.8%
China	109,572	0.2%	-	-%	671,962	0.6%
Others	-	-%	-	-%	716,949	0.7%
Total revenue	$71,647,383	100.0%	$98,133,646	100.0%	$102,106,509	100.0%

Our revenue decreased by $26,486,263, or 27.0%, from $98,133,646 for the fiscal year ended December 31, 2024 to $71,647,383 for the fiscal year ended December 31, 2025, primarily because of the decrease in our sales volume from approximately 160,994 metric tons for the fiscal year ended December 31, 2024 to approximately 131,059 metric tons for the fiscal year ended December 31, 2025.

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

Cost of revenue

The following table sets forth the breakdown of our cost of revenue for the fiscal years ended December 31, 2025, 2024 and 2023:

	For the Fiscal Years Ended December 31,
	2025		2024		2023
	(US$)	% of cost of revenue	(US$)	% of cost of revenue	(US$)	% of cost of revenue
Cost of revenue
Marine fuel costs	$70,493,742	99.7%	$95,533,539	99.8%	$100,015,267	99.8%
Others	245,657	0.3%	192,171	0.2%	175,267	0.2%
Total cost of revenue	$70,739,399	100.0%	$95,725,710	100.0%	$100,190,534	100.0%

Our cost of revenue mainly represented the marine fuel cost and other costs mainly including the agency fee, barging fee, cancellation charges and survey fee. Our cost of revenue decreased by $24,986,311, or 26.1%, from $95,725,710 for the year ended December 31, 2024 to $70,739,399 for the year ended December 31, 2025, which was mainly due to the decrease in our marine fuel costs and in line with the decrease in our revenue. Our cost of revenue decreased by $4,464,824, or 4.5%, from $100,190,534 for the fiscal year ended December 31, 2023 to $95,725,710 for the fiscal year ended December 31, 2024, which was mainly due to the decrease in our marine fuel costs and in line with the decrease in our revenue.

Gross profit

Our gross profit from our major revenue type is summarized as follows:

	For the Fiscal Years Ended December 31,
	2025	2024	2023
Gross profit	$907,984	$2,407,936	$1,915,975
Gross profit margin	1.3%	2.5%	1.9%

Our gross profit decreased by $1,499,952, or 62.3%, from $2,407,936 for the fiscal year ended December 31, 2024 to $907,984 for the fiscal year ended December 31, 2025, which was due to the decrease in our revenue as stated above. Our gross profit margin decreased from 2.5% for the fiscal year ended December 31, 2024 to 1.3% for the fiscal year ended December 31, 2025, which was mainly due to the slightly upward adjustments in the purchase cost of our marine fuels we purchased for the fiscal year ended December 31, 2025, as compared with the fiscal year ended December 31, 2024.

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

Selling, general and administrative expenses

Our selling, general and administrative expenses mainly represented staff costs, agency commission, share-based compensation, legal and professional fee, bank charges, utilities expenses, travelling and transportation costs and office supplies. Our selling, general and administrative expenses increased by $1,329,373, or 93.5%, from $1,422,363 for the fiscal year ended December 31, 2024 to $2,751,736 for the fiscal year ended December 31, 2025, which was mainly due to the increase in share-based compensation recognized in relation to the share awards granted to the consultants, staff cost and professional fees such as audit, legal and consulting service expenses we incurred during the fiscal year ended December 31, 2025, as compared to the fiscal year ended December 31, 2024. Our selling, general and administrative expenses increased by $594,042, or 71.7%, from $828,321 for the fiscal year ended December 31, 2023 to $1,422,363 for the fiscal year ended December 31, 2024, which was mainly due to the increase in staff cost and professional fees such as audit, legal and consulting service expenses we incurred for the application for the listing of becoming a publicly traded company in the United States during the fiscal year ended December 31, 2024, as compared to the fiscal year ended December 31, 2023. We expect our selling, general and administrative expenses, including, but not limited to, staff costs, to increase in the foreseeable future, as our business further grows. We expect our legal and professional fees for legal, audit, and advisory services will increase.

Reversal of (provision for) expected credit loss

We recorded a reversal of provision for expected credit loss of $1,400,539 for the fiscal year ended December 31, 2025 while we recorded a provision for expected credit loss of $5,740,368 and nil for the fiscal year ended December 31, 2024 and 2023, respectively. Such reversal of provision for expected credit loss of $1,400,539 for the fiscal year ended December 31, 2025 was mainly attributable to the full settlement of our long-aged accounts receivable, which was fully provided for expected credit loss of $5,740,368 as at December 31, 2024, by our customer during the fiscal year ended December 31, 2025, resulting in the reversal of provision for expected credit loss of $5,740,368 for the fiscal year ended December 31, 2025, which was partially offset by the increase in provision for expected credit loss of $4,339,829 for the accounts receivable and notes receivable for the fiscal year ended December 31, 2025.

We considered that the recoverability of the accounts receivable of $3,265,932 was remote as the client is experiencing severe financial difficulties and the Company has written-off the accounts receivable of $3,265,932 for the fiscal year ended December 31, 2025.

Other income (expenses)

Other income (expenses) mainly includes interest (expense) income, net, other income and currency exchange loss.

Interest (expense) income, net. We recorded our interest expense, net of $729,906 for the fiscal year ended December 31, 2025 mainly due to the interest expenses from our invoice financing and our standby credit facilities.

We recorded our interest income, net of $8,688 and $1,201 for the fiscal years ended December 31, 2024 and 2023, respectively.

Other income mainly represents other miscellaneous income.

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

Petrolink Energy Limited is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to $256,410 (HK$2,000,000), and 16.5% on any part of assessable profits over $256,410 (HK$2,000,000). For the fiscal year ended December 31, 2025, Petrolink Energy Limited did not have assessable profits arising in Hong Kong and, hence, no provision of current tax has been made in this period. For the fiscal years ended December 31, 2024 and 2023, Petrolink Energy Limited had assessable profits arising in Hong Kong and, hence, the provision of current tax of $227,135 and $159,340, respectively, has been made in these periods.

Net (loss) income. As a result of the foregoing, we reported a net (loss) income of ($1,180,275), ($4,976,716) and $936,120 for the fiscal years ended December 31, 2025, 2024 and 2023, respectively.

5.B. Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations and loans from banks and related parties, if necessary. We plan to support our future operations primarily from cash generated from our operations and the proceeds from initial public offering and the secondary offering.

As reflected in our audited consolidated financial statements, we had net (loss) income of ($1,180,275), ($4,976,716) and $936,120 for the fiscal years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, we had cash of $1,086,434 compared to $4,793,555 as of December 31, 2024. We had positive working capital that amounted to $5,315,500 and $577,954 as of December 31, 2025 and 2024, respectively. Our working capital requirements are influenced by the size of our operations, the volume and dollar value of our sales orders and the timing for collecting accounts receivable, and repayment of accounts payable.

On January 16, 2026, the Company closed the registered direct offering and issued an aggregate of 155,000,000 Class A Ordinary Shares at a purchase price of $0.025 per share and received aggregate gross proceeds of approximately $3,875,000.

On February 6, 2026, the Company closed the registered direct offering and issued an aggregate of 250,000,000 Class A Ordinary Shares at a purchase price of $0.025 per share and received aggregate gross proceeds of approximately $6,250,000.

We believe that our current cash and cash flows provided by operating activities, and the net proceeds from the secondary offering will be sufficient to meet our working capital needs in the next 12 months from the date the audited consolidated financial statements are issued. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we determine to accelerate our growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

We do not plan to pay any further dividends out of our retained earnings, as of the date of this annual report.

The following table sets forth a summary of our cash flows for the fiscal years ended December 31, 2025, 2024 and 2023:

	For the Fiscal Years Ended December 31,
	2025	2024	2023
Net cash (used in) provided by operating activities	$(12,225,980)	$(764,758)	$1,092,320
Net cash provided by (used in) financing activities	$8,518,859	$4,413,576	$(39,625)
Net (decrease) increase in cash	$(3,707,121)	$3,648,818	$1,052,695
Cash at the beginning of the year	$4,793,555	$1,144,737	$92,042
Cash at the end of the year	$1,086,434	$4,793,555	$1,144,737

Operating Activities

Net cash used in operating activities amounted to $12,225,980 for the fiscal year ended December 31, 2025, mainly derived from (i) net loss of $1,180,275 for the fiscal year ended December 31, 2025;(ii) non-cash item of reversal of provision of expected credit loss of $1,400,539; (iii) the increase in accounts receivable of $1,176,806, due to more billing to customers based on marine fuel sold closer to the end of the fiscal year ended December 31, 2025, as compared to that of the fiscal year ended December 31, 2024; and (iv) the decrease in accounts payable of $8,205,600, due to the settlement to our suppliers during the fiscal year ended December 31, 2025, which was partially offset by the non-cash item of share-based compensation of $941,222 during the fiscal year ended December 31, 2025.

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

Investing Activities

No net cash was provided by/(used in) investing activities for the fiscal years ended December 31, 2025, 2024 and 2023.

Financing Activities

Net cash provided by financing activities amounted to $8,518,859 for the fiscal year ended December 31, 2025, which included the proceeds from issuance of common shares pursuant to the offerings, net of offering cost of $8,518,859 during the fiscal year ended December 31, 2025.

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

Capital Expenditures

No material capital expenditures were incurred during the fiscal years ended December 31, 2025, 2024 and 2023.

Subsequent to December 31, 2025 and as of the date of this annual report, we did not purchase any material property and equipment for operational use. We do not have any other material commitments to capital expenditures as of December 31, 2025 or as of the date of this annual report.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

The nature of our business does not appear to be affected by seasonal variations.

5.C. Research and Development, Patent and Licenses, etc.

Please refer to “Item 4. Information on the Company – 4.B. Business Overview”.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report:

Directors and Executive officers	Age	Position
Yuen Tung Leung	31	Director and Chief Financial Officer
Ying Ying Chow	33	Director, Chief Executive Officer and Chairperson of the Board of Directors
Wai Hong Lin	36	Independent Director, Chair of the Audit Committee
Sze Ho Chan	38	Independent Director, Chair of the Nominating Committee
Wai Ming Yiu	44	Independent Director, Chair of the Compensation Committee

Ying Ying Chow is the Chief Executive Officer, Chairperson of the Board of Directors and Director of the Company, overseeing the general corporate strategy, risk management, business development, operation management and expansion of our Company. Prior to joining PTL in 2023, Ms. Chow served as the Assistant General Manager of Credit One Finance Limited, where she is responsible for strategic decision-making, overseeing operations, AML & compliance, investor relations, business development, risk management and investor relations, from 2017 to 2023. Ms. Chow received a Bachelor of Art degree from Hong Kong Baptist University in 2015, Postgraduate Diploma in Business Management and Executive Diploma in Anti-Money Laundering and Counter Terrorist Financing from HKUSPACE in 2023.

Yuen Tung Leung is the Chief Financial Officer and a Director of the Company. Ms. Leung is an experienced professional in accounting and finance. She has served as the Financial Officer of Able Glory International Investment Limited since January 2020, overseeing the company’s financial operations and reporting. Previously, she was the administration and accounting officer at the same firm from June 2018, managing daily financial and administrative tasks. Her earlier roles include accounting clerk at Billion Grand Engineering Limited from 2017 to 2018, and Sales and Marketing Manager at LOVE360 Limited from 2014 to 2015, where she handled customer management, events, and promotions. Ms. Leung holds a Bachelor of Business Administration in Accountancy earned in 2016, a Master of Science in Marketing and Consumer Psychology from Hong Kong Shue Yan University completed in 2022, and an associate degree in Business Administration from Hang Seng Management College (now Hang Seng University of Hong Kong) obtained in 2014.

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

6.B. Compensation

Employment Agreements and Director Offer Letters

On March 26, 2024 and August 1, 2025, PTL Limited has entered into separate standard employment agreements (the “Director and Officer Employment Agreement”) with its directors and senior executive officers, namely, Ms. Ying Ying Chow (Company’s Director and Chief Executive Officer), and Ms. Yuen Tung Leung, (Company’s Chief Financial Officer and Director), respectively (Ms. Leung and Ms. Chow are collectively refered to as the “Named Directors and Executives”).

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

Pursuant to the Director and Officer Employment Agreements, Ms. Yuen Tung Leung will receive cash compensation of salary HK$1,872,000 (US$ 240,000) annually from PTL Limited; and Ms. Ying Ying Chow will receive cash compensation of salary HK$1,535,976 (US$196,920) annually from PTL Limited and the cash compensation of salary HK$336,000 (US$43,077) annually from Petrolink Energy Limited, the Operating Subsidiary.

PTL Limited is entitled to terminate Director and Officer Employment Agreement with Ms. Leung and Ms. Chow for cause at any time without remuneration for certain acts of Named Directors and Executives, as being convicted of any criminal conduct, any act of gross or willful misconduct, or any severe, willful, grossly negligent, or persistent breach of any employment agreement provision, or engaging in any conduct which may make the continued employment of such officer detrimental to our company. Each Named Directors and Executives has agreed to hold, both during and after the terms of his agreement, in confidence and not to use for the officer’s benefit or the benefit of any third party, any trade secrets, other information of a confidential nature or non-public information of or relating to us in respect of which we owe a duty of confidentiality to a third party. In addition, each senior executive has agreed not to, for a period of one year following the termination of his employment, carry on any business in direct competition with the business of the PTL group of companies, solicit or seek or endeavor to entice away any customers, clients, representative, or agent of the PTL group of companies or in the habit of dealing with the PTL group of companies who is or shall at any time within two years prior to such cessation have been a customer, client, representative, or agent of the PTL group of companies, and use a name including the words used by the PTL group of companies in its name or in the name of any of its products, services or their derivative terms, or Chinese or English equivalent in such a way as to be capable of or likely to be confused with the name of the PTL group of companies.

Agreements with independent directors

We entered into director offer letters with each of our independent director nominees which agreements set forth the terms and provisions of their engagement.

Compensation of Directors and Executive Officers

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the fiscal year ended December 31, 2025 earned by or paid to our director and executive officers.

Name and Principal Position	Year/ period	Salary (US$)	Bonus (US$)	Stock Awards (US$)	Option Awards (US$)	Non-Equity Incentive Plan Compensation (US$)	Deferred Compensation Earnings (US$)	Pension (US$)	Total (US$)
Yuen Tung Leung	2025	$100,000	-	-	-	-	-	-	100,000
Ying Ying Chow	2025	$125,153	-	-	-	-	-	-	125,153
Wai Hong Lin	2025	$18,000	-	-	-	-	-	-	18,000
Sze Ho Chan	2025	$18,000	-	-	-	-	-	-	18,000
Wai Ming Yiu	2025	$18,000	-	-	-	-	-	-	18,000

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

6.C. Board Practices

Duties of Directors

Under BVI law, our Directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our memorandum and articles of association or the BVI Act. You should refer to “Item 10. Additional Information - 10.B. Memorandum and articles of association - Differences in Corporate Law” for additional information on our standard of corporate governance under BVI law.

Terms of Directors

Pursuant to our Second Amended and Restated Memorandum and Articles of Association, each of our directors holds office for the term, if any, fixed by the resolution of shareholders or resolution of directors appointing him/her, or until his/her earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his/her earlier death, resignation or removal.

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

Meetings of directors

Our business and affairs are managed by our board of directors, who will make decisions by voting on resolutions of directors. Our directors are free to meet at such times and in such manner and places within or outside the BVI as the directors determine to be necessary or desirable. A director must be given not less than 3 days’ notice of a meeting of directors. At any meeting of directors, a quorum will be present if not less than one half of the total number of directors is present, unless there are only 2 directors in which case the quorum is 2. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by all of the directors. A person other than an individual which is a director may by a resolution of its directors or other governing body authorize any individual it thinks fit to act as its representative at any meeting of directors. The duly authorized representative shall be entitled to exercise the same powers on behalf of the person which he represents as that person could exercise if it were an individual.

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

6.D. Employees

Employees

The following table sets forth a breakdown of our employees categorized by function as of the date of this annual report:

Function	Number of Employees
Management	6
Accounting and finance department	1
Sales and purchase department	2
Administration and operations department	2
Total	11

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

	Class A Ordinary Shares Beneficially Owned(2)		Class B Ordinary Shares Beneficially Owned(3)		Voting Power
	Number	%	Number	%	%
Directors and Executive Officers:
Ying Ying Chow (1)	—	—	140,625	100%	53.38%
Yuen Tung Leung	—	—	—	—	—
Wai Hong Lin	—	—	—	—	—
Sze Ho Chan	—	—	—	—	—
Wai Ming Yiu	—	—	—	—	—
All directors and executive officers as a group (5 individuals):	—	—	—	—	53.38%
5% or Greater Shareholders
PTLE Limited(1)	—	—	140,625	100%	53.38%

(1)	PTLE Limited is a BVI business company incorporated under the laws of the British Virgin Islands, which is owned as to 100% by Ms. Ying Ying Chow (our Director and Chief Executive Officer). Ms. Chow are deemed to hold the voting and dispositive power over the Ordinary Shares held by PTLE Limited. The registered address of PTLE Limited is at Corporate Registrations Limited of Sea Meadow House, (P.O. Box 116), Road Town, Tortola British Virgin Islands. Ms. Chow did not enter into any voting arrangement or agreement.

(2)	Based on 6,140,497 Class A Ordinary Shares issued and outstanding as of the date of this annual report.

(3)	Based on 140,625 Class B Ordinary Shares issued and outstanding as of the date of this annual report.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees - 6.E. Share Ownership” for a description of PTL’s major shareholders.

7.B. Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees - 6.C. Board Practices-Terms of Directors and Officers.”

Employment Agreements See “Item 6. Directors, Senior Management and Employees - 6.B. Compensation-Employment Agreements.”

Material Transactions with Related Parties

The following is a list of related parties which the Company has balances/transactions with:

(a)	Mr. Tak Wing Ho, a director of the Company and resigned on August 1, 2025.

(b)	Mr. Chi Nap Yau, a former director of Petrolink Hong Kong.

(c)	Tri Co Trading Co., Limited, controlled by Mr. Chi Nap Yau, who was a former director of Petrolink Hong Kong from November 1, 2022 to March 7, 2023.

(d)	PTLE Limited, a shareholder of the Company.

a.	Due from a director

The balance of amount due from a director was as follows:

Name	Nature	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
Mr. Tak Wing Ho (a) (1)	Due from a director	$-	$-	122,749

Total		$-	$-	122,749

(1)	These balances represented the advances for operational purposes. These amounts were unsecured, interest-free, repayable on demand, and trade-related. The entire balance was settled with a director on July 19, 2024.

b.	Due from a shareholder

The balance of amount due from a shareholder was as follows:

Name	Nature	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
PTLE Limited (d) (1)	due from a shareholder	$15,755	10,839	-
Total		$15,755	10,839	-

(1)	The balance as of December 31, 2025 and 2024 represented the advances for operational purpose. The amount was unsecured, interest-free, repayable on demand and non-trade-related.

c.	Related party transactions

The Company sells marine fuel to Tri Co Trading Co., Limited (b). For the years ended December 31, 2025, 2024 and 2023, the sales of marine fuel to Tri Co Trading Co., Limited (b) were nil, nil and $3,731,638, respectively.

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

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Our Business and Operations - We may be subject to disputes, legal proceedings, and proceedings and may not always be successful in defending ourselves against such claims or proceedings”.

Dividend Policy

PTL, our BVI holding company, since its incorporation on December 29, 2023, has not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past, nor have any dividends or distributions been made by our subsidiaries to the BVI holding company. Furthermore, no payments of any kind (including transfers, capital contributions and loans) have been made between PTL and its subsidiaries, or by the Operating Subsidiary to PTL. For the fiscal years ended December 31, 2025, 2024 and 2023, our Operating Subsidiary did not declare any dividends to its then shareholders. As of the date of this annual report, Petrolink Singapore has not declared any dividends to its shareholders.

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

Subject to the BVI Act and our Second Amended and Restated Memorandum and Articles of Association, our board of directors may, by resolution of directors, declare and authorize a distribution (which includes a dividend) to our shareholders from time to time and of an amount they think fit if they are satisfied, on reasonable grounds, that immediately after the distribution (a) the company will be able to pay its debts as they fall due; and (b) the value of our assets exceeds its liabilities.

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

10.B. Memorandum and Articles of Association

The following are summaries of the material provisions of our Second Amended and Restated Memorandum and Articles of Association and the BVI Act, insofar as they relate to the material terms of our Ordinary Shares. They do not purport to be complete. Reference is made to our Second Amended and Restated Memorandum and Articles of Association, a copy of which is filed as an exhibit to the annual report (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

Our Second Amended and Restated Memorandum and Articles of Association

We are a British Virgin Islands business company incorporated under the laws of BVI on December 29, 2023, and our affairs are governed by our memorandum and articles of association (as amended and restated from time to time), and the BVI Business Companies Act of 2020 (as amended) (the “BVI Act”) which is referred to as the BVI Act below and the common law of the British Virgin Islands. A copy of our Second Amended and Restated Memorandum and Articles of Association is filed as an exhibit to this annual report.

As of the date of this annual report, we are authorized to issue an unlimited number of Ordinary Shares with no par value each.

As of the date of this annual report, there were 6,140,497 Class A Ordinary Shares and 140,625 Class B Ordinary Shares issued and outstanding.

Class A Ordinary Shares

Each Class A Ordinary Share in the Company confers upon the shareholder the right to one vote per share at a meeting of the shareholders of the Company or on any resolution of shareholders. Holders of our Class A Ordinary Share will vote together with holders of our Class B Ordinary Share as a single class on all matters presented to our shareholders for their vote approval.

Each Class A Ordinary Share in the Company confers upon the shareholder the right to an equal share in any dividend paid by the Company.

Each Class A Ordinary Share in the Company confers upon the shareholder the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

Class A Ordinary Shares are not convertible into Class B Ordinary Shares at any time.

All of our issued Class A Ordinary Shares are fully paid and non-assessable. Certificates representing the Class A Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the BVI may freely hold and vote their Class A Ordinary Shares.

Class B Ordinary Shares

Each Class B Ordinary Share in the Company confers upon the shareholder the right to fifty (50) votes at a meeting of the shareholders of the Company or on any resolution of shareholders. Holders of our Class B Ordinary Share will vote together with holders of our Class A Ordinary Share as a single class on all matters presented to our shareholders for their vote approval.

Each Class B Ordinary Share in the Company confers upon the shareholder the right to an equal share in any dividend paid by the Company.

Each Class B Ordinary Share in the Company confers upon the shareholder the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

Class B Ordinary Shares are not convertible into Class A Ordinary Shares at any time.

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

Voting rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called meeting of the shareholders entitled to vote on such action or may be effected by a resolution in writing. At each meeting of shareholders, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Class A Ordinary Share and fifty (50) votes for each Class B Ordinary Share that such shareholder holds.

Election of directors

Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. The laws of the British Virgin Islands, however, do not specifically prohibit or restrict the creation of cumulative voting rights for the election of our Directors. Cumulative voting is not a concept that is accepted as a common practice in the British Virgin Islands, and we have made no provisions in our Second Amended and Restated Memorandum and Articles of Association to allow cumulative voting for elections of directors and we have made no provisions in our Second Amended and Restated Memorandum and Articles of Association to allow cumulative voting for elections of directors.

Meetings

We must provide written notice of all meetings of shareholders, stating the time, date and place at least 7 days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our board of directors shall call a meeting of shareholders upon the written request of shareholders holding at least 30% of the voting rights in respect of the matter for which the meeting is requested. In addition, our board of directors may call a meeting of shareholders on its own motion. A meeting of shareholders may be called on short notice if holders of at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting, and presence at the meeting shall be deemed to constitute waiver for this purpose.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing at least one-third of the votes of the Ordinary Shares entitled to vote on resolutions of members to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if convened upon the requisition of shareholders or, and in any other case, and in any other case, shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place, and if at the adjourned meeting a quorum is not present within one hour from the time appointed for the meeting to commence, the meeting shall be dissolved. No business may be transacted at any meeting of shareholders unless a quorum is present at the time when the meeting proceeds to business. The chairperson of the board of directors shall preside as chairperson of the meeting. If there is no chairperson of the board of directors or if the chairperson of the board of directors is not present at the meeting, the members present shall choose one of their number to be the chairperson. If the members are unable to choose a chairperson for any reason, then the person representing the greatest number of voting shares present in person or by proxy at the meeting shall preside as chairperson failing which the oldest individual member or representative of a member present shall take the chair.

Any corporation or other form of corporate legal entity that is a shareholder shall be deemed for the purpose of our Second Amended and Restated Memorandum and Articles of Association to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Protection of minority shareholders

The BVI Act offers some limited protection of minority shareholders. The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes, the BVI Act or the company’s Second Amended and Restated Memorandum and Articles of Association. Under the BVI Act, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a member. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the Board of Directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to BVI law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s Second Amended and Restated Memorandum and Articles of Association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extra common majority of shareholders.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of the shares under either BVI law or our Second Amended and Restated Memorandum and Articles of Association.

Transfer of Ordinary Shares

Subject to the restrictions in our Second Amended and Restated Memorandum and Articles of Association and applicable securities laws, any of our shareholders may transfer all or any of his or her Ordinary Shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. For so long as the Class A Ordinary Shares are listed on the Nasdaq Capital Market, the Class A Ordinary Shares may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to the Class A Ordinary Shares registered on the Nasdaq Capital Market. Except in relation to a transfer of Class A Ordinary Shares pursuant to the laws, rules, procedures and other requirements applicable to such Class A Ordinary Shares registered on the Nasdaq Capital Market, our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any Ordinary Share. If our board of directors resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in the resolution. Our directors shall not decline any transfer of Ordinary Shares, nor may they suspend registration thereof, where such transfer is: (a) to any mortgagee or chargee whose interest has been noted on the Company’s register of members; or (b) by any such mortgagee or chargee pursuant to the power of sale under its security or otherwise and in accordance with the terms of the relevant security document.

Liquidation

As permitted by BVI law and our Second Amended and Restated Memorandum and Articles of Association, the company may be voluntarily liquidated by a resolution of shareholders or, if permitted under Part XII of the BVI Act, if we have no liabilities or we are able to pay our debts as they fall due and the value of our assets equals or exceeds our liabilities by resolution of directors or by resolution of members provided the shareholders have approved, by resolution of members, a liquidation plan approved by the directors.

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

Redemption of Ordinary Shares

Subject to the provisions of the BVI Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our Second Amended and Restated Memorandum and Articles of Association and subject to any applicable requirements imposed from time to time by, the BVI Act, the SEC, the Nasdaq Capital Market, or by any recognized stock exchange on which our securities are listed.

Modifications of rights

We may from time to time by resolution of directors or resolution of members modify all or any of the rights attached to any class of shares, by amendment to our Second Amended and Restated Memorandum and Articles of Association.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by resolution of directors or by a resolution of members:

●	amend our memorandum of association to increase or decrease the maximum number of shares we are authorized to issue;

●	subject to our memorandum of association, divide our authorized and issued and unissued shares into a larger number of shares; and

●	subject to our memorandum of association, combine our authorized and issued and unissued shares into a smaller number of shares.

Inspection of books and records

Under BVI Law, holders of our Ordinary Shares are entitled, upon giving written notice to us, to inspect (i) our Second Amended and Restated Memorandum and Articles of Association, (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members, and to make copies and take extracts from the documents and records. However, our Directors can refuse access to permit the shareholder to inspect the document or limit the inspection of the document. Where we fail or refuse to permit a shareholder to inspect a document or permits a member to inspect a document subject to limitations, that shareholder may apply to the British Virgin Islands High Court for an order that he or she should be permitted to inspect the document or to inspect the document without limitation. See “Where You Can Find More Information.”

Rights of non-resident or foreign shareholders

There are no limitations imposed by our Second Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Second Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Our Second Amended and Restated Memorandum and Articles of Association authorizes our board of directors to issue additional Ordinary Shares from authorized but unissued shares to the extent available, from time to time as our board of directors shall determine.

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

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision that, if proposed as an amendment to the Second Amended and Restated Memorandum and Articles of Association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation. The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration. After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI. A shareholder may dissent from a mandatory redemption of his shares pursuant to an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

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

Under our Second Amended and Restated Memorandum and Articles of Association, we shall indemnify, hold harmless and exonerate against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

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

Directors’ Fiduciary Duties

Under BVI law, the directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In exercising the powers of a director, the directors ensure neither they nor the company acts in a manner which contravenes the BVI Act or our Second Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

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

Shareholder action by Written Consent

BVI law and our Second Amended and Restated Memorandum and Articles of Association provide that shareholders may approve corporate matters by way of a resolution duly consented to in writing by members representing a majority of the votes of shares entitled to vote on the resolution. Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

Shareholder Proposals

BVI law and our Second Amended and Restated Memorandum and Articles of Association provide that shareholders holding 30% or more of the voting rights entitled to vote on any matter for which a meeting is to be requested may request that the directors shall requisition a shareholder’s meeting. Under the DGCL, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

As a BVI company, we are not obliged by law to call shareholders’ annual general meetings, but our Second Amended and Restated Memorandum and Articles of Association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world.

Cumulative Voting

There are no prohibitions in relation to cumulative voting under the laws of the BVI but our Second Amended and Restated Memorandum and Articles of Association do not provide for cumulative voting. Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under our Second Amended and Restated Memorandum and Articles of Association, a director of our Company may be removed from office, with or without cause, by a resolution of directors or resolution of members of our Company. Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

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

Dissolution; Winding Up

Under our Second Amended and Restated Memorandum and Articles of Association, we may appoint a voluntary liquidator by a resolution members or by a resolution of directors provided the shareholders have approved, by resolution of members, a liquidation plan approved by the directors. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Second Amended and Restated Memorandum and Articles of Association, the rights attached to our shares of any class may only, whether or not our Company is being wound up, be varied with the consent in writing of or by a resolution passed at a meeting by the holders of more than 50% of the issued shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Amendment of Governing Documents

Subject to the provisions of the BVI Act, our directors or shareholders may from time to time amend our Second Amended and Restated Memorandum and Articles of Association by resolution of directors or resolution of members. Our directors shall give notice of such resolution to the BVI registered agent of our Company, for the BVI registered agent to file with the BVI Registrar of Corporate Affairs (the “Registrar”) a notice of the amendment to our Second Amended and Restated Memorandum and Articles of Association, or (if amended) an amended and restated memorandum and articles of association incorporating the amendment(s) made, and any such amendment(s) to our Second Amended and Restated Memorandum and Articles of Association will take effect from the date of the registration by the Registrar of the notice of amendment and (if amended) the amended and restated memorandum and articles of association incorporating the amendment(s) made. Notwithstanding any provision to the contrary in our Second Amended and Restated Memorandum and Articles of Association, our directors shall not have the power to amend our Second Amended and Restated Memorandum and Articles of Association : (a) to restrict the rights or powers of the members to amend our Second Amended and Restated Memorandum and Articles of Association ; (b) to change the percentage of members required to pass a resolution to amend our Second Amended and Restated Memorandum and Articles of Association ; (c) in circumstances where our Second Amended and Restated Memorandum and Articles of Association cannot be amended by the members; or (d) to amend Clauses 7 or 8 or 11 of the Second Amended and Restated Memorandum of Association. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Anti-Money Laundering - BVI

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of your taxable year over your adjusted basis in such Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “- Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

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

Concentration and Credit Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and cash equivalents and accounts receivable. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash and cash equivalents with financial institutions located in Hong Kong. As of December 31, 2025 and 2024, $1,086,156 and $4,792,421 were deposited with financial institutions located in Hong Kong. The Deposit Protection Scheme introduced by the Hong Kong Government insured each depositor at one bank for a maximum amount of $102,564 (HK$800,000). Otherwise, these balances are not covered by insurance. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

For the credit risk related to accounts receivable, the Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company has adopted the loss rate methodology to estimate historical losses on accounts receivable. The Company has adopted the aging methodology to estimate the credit losses on accounts receivable. The historical data is adjusted to account for forecasted changes in the macroeconomic environment in order to calculate the current expected credit loss. The Company seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the Directors. As of December 31, 2025 and 2024, the balance of allowance for expected credit loss were nil and $5,740,368, respectively.

For the credit risk related to notes receivable, the Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The Company use a current lifetime expected credit losses methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. The historical data is adjusted to account for forecasted changes in the macroeconomic environment in order to calculate the current expected credit loss. The Company seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the Directors. As of December 31, 2025 and 2024, the balance of allowance for expected credit loss were $1,073,897 and nil, respectively.

For the years ended December 31, 2025, 2024 and 2023, all of the Company’s assets were located in Hong Kong and most of the Company’s revenue were derived from its subsidiary located in Hong Kong. The Company has a concentration of its revenue, purchases, accounts receivable and accounts payable with specific customers and suppliers.

For the year ended December 31, 2025, two customers accounted for approximately 16.7% and 10.6% of the Company’s total revenue. For the year ended December 31, 2024, one customer accounted for approximately 23.6% of the Company’s total revenue. For the year ended December 31, 2023, two customers accounted for approximately 20.3% and 10.5% of the Company’s total revenue.

As of December 31, 2025, five customers’ accounts receivable accounted for approximately 22.5%, 13.6%, 11.9%, 11.3% and 10.1% of the total accounts receivable. As of December 31, 2024, two customers’ accounts receivable accounted for approximately 49.4% and 11.6% of the total accounts receivable.

For the year ended December 31, 2025, three suppliers accounted for approximately 25.0%, 24.8% and 16.6% of the Company’s total purchases. For the year ended December 31, 2024, four suppliers accounted for approximately 38.5%, 15.6%, 12.3% and 10.3% of the Company’s total purchases. For the year ended December 31, 2023, three suppliers accounted for approximately 42.2%, 13.9% and 10.3% of the Company’s total purchases.

As of December 31, 2025, two suppliers’ accounts payable accounted for approximately 73.6% and 15.2% of the total accounts payable. As of December 31, 2024, five suppliers’ accounts payable accounted for approximately 26.7%, 26.1%, 15.7%, 13.6% and 11.8% of the total accounts payable.

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

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-3 (File No. 333-291441), which was declared effective by the SEC on December 2, 2025, pursuant to which the Company completed registered direct offerings in December 2025, January 2026, and February 2026, as described below.

December 2025 Registered Direct Offering

On December 12, 2025, the Company issued an aggregate of 60,000,000 Class A Ordinary Shares at a purchase price of US$0.04 per share, pursuant to certain securities purchase agreements dated December 4, 2025, with certain investors named thereto. The Company received aggregate gross proceeds of approximately US$2,400,000.

January 2026 Registered Direct Offering

On January 16, 2026, the Company issued an aggregate of 155,000,000 Class A Ordinary Shares at a purchase price of US$0.025 per share, pursuant to certain securities purchase agreements dated January 5, 2026, with certain investors named thereto. The Company received aggregate gross proceeds of approximately US$3,875,000.

February 2026 Registered Direct Offering

On February 6, 2026, the Company issued an aggregate of 250,000,000 Class A Ordinary Shares at a purchase price of US$0.025 per share, pursuant to certain securities purchase agreements dated February 4, 2026, with certain investors named thereto. The Company received aggregate gross proceeds of approximately US$6,250,000.

The net proceeds from each of the foregoing offerings have been used for vessel acquisition, working capital, and general corporate purposes.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025. Based on that evaluation, our CEO and CFO concluded that, as of December 31, 2025, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. In connection with the preparation and external audit of our consolidated financial statements, we and our independent registered public accounting firm identified the following material weaknesses in our internal control over financial reporting as of and for the years ended December 31, 2025, 2024, and 2023.

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our current auditor, FundCertify CPA Professional Corporation, and our former auditor, J&S Associate PLT, our independent registered public accounting firms, for the periods indicated.

	Year Ended December 31,
Services	2023	2024	2025
	US$	US$	US$
Audit Fees(1) - J&S Associate PLT	175,000	115,450	-
Audit Fees(1) - FundCertify CPA Professional Corporation	-	-	125,000
Total	175,000	115,450	125,000

Note :	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

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

Item 16F. Change in Registrant’s Certifying Accountant

On October 22, 2025, the Company dismissed J&S as its independent registered public accounting firm, effective immediately. The dismissal of J&S was approved and ratified by the Board of Directors and the Audit Committee. On October 23, 2025, the Board of Directors and the Audit Committee approved and ratified the appointment of FundCertify as the Company's new independent registered public accounting firm.

The reports of J&S on the Company's consolidated financial statements for the fiscal years ended December 31, 2024 and 2023 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. During the fiscal years ended December 31, 2024 and 2023 and through October 22, 2025, there were no disagreements with J&S on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of J&S, would have caused J&S to make reference thereto in its reports on the Company's consolidated financial statements for such years. During the fiscal years ended December 31, 2024 and 2023 and through October 22, 2025, there were no "reportable events" as defined in Item 16F(a)(1)(v) of Form 20-F, except for the material weaknesses in internal control over financial reporting disclosed in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2024, relating to (i) insufficient financial reporting and accounting personnel with understanding of U.S. GAAP to address complex U.S. GAAP technical issues and related disclosures, and (ii) IT deficiencies, including lack of formal IT policies and procedures, risk and vulnerability assessments, recovery management, change management, and system security.

During the fiscal years ended December 31, 2024 and 2023 and through October 23, 2025, neither the Company nor anyone on its behalf consulted with FundCertify regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, and no written report or oral advice was provided to the Company that FundCertify concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was the subject of a disagreement or a reportable event as described above.

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

We rely on home country practice to be exempted from certain of the corporate governance requirements of Nasdaq, namely (i) there will not be a necessity to have regularly scheduled executive sessions with independent directors; and (ii) there will be no requirement for our company to obtain shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of officers, directors, employees or consultants; and (c) a change of control. To the extent we choose to follow home country practice currently and in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information - 3.D. Risk Factors -Risks Relating to our Ordinary Shares” beginning on page 17.

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

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit Number	Description
1.1	Second Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-3 (File No. 333-291441), as amended, initially filed with the U.S. Securities and Exchange Commission on November 12, 2025)
2.1*	Description of Securities
4.1	Employment Agreement between Petrolink Energy Limited and Ying Ying, Chow (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-281097), as amended, initially filed with the U.S. Securities and Exchange Commission on July 30, 2024)
4.2	Employment Agreement between the Petrolink Energy Limited and Tak Wing, Ho (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-281097), as amended, initially filed with the U.S. Securities and Exchange Commission on July 30, 2024)
4.3	Employment Agreement between the Registrant and Ying Ying, Chow, Registrant’s director and Chief Executive Officer, dated March 26, 2024 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-281097), as amended, initially filed with the U.S. Securities and Exchange Commission on July 30, 2024)
4.4	Employment Agreement between the Registrant and Tak Wing, Ho, Registrant’s director and Chief Financial Officer, dated March 26, 2024 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-281097), as amended, initially filed with the U.S. Securities and Exchange Commission on July 30, 2024)
4.5	Tenancy Agreement of the Petrolink Singapore Office, at 21 Bukit Batok Crescent, #24-71, WCEGA Tower, Singapore 658065, dated February 16, 2024 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-281097), as amended, initially filed with the U.S. Securities and Exchange Commission on July 30, 2024)
4.6	Form of the Independent Non-Executive Director Offer Letter (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-281097), as amended, initially filed with the U.S. Securities and Exchange Commission on July 30, 2024)
4.7	PTL Limited 2024 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the current report on Form 6-K (File No. 001-42293) filed with the U.S. Securities and Exchange Commission on December 31, 2024)
4.8	Placement Agency Agreement by and between the Registrant and Revere Securities LLC, dated April 9, 2025 (incorporated herein by reference to Exhibit 10.1 to the current report on Form 6-K (File No. 001-42293) filed with the U.S. Securities and Exchange Commission on April 11, 2025)
4.9	Securities Purchase Agreement by and between the Registrant and several investors, dated April 9, 2025 (incorporated herein by reference to Exhibit 10.2 to the current report on Form 6-K (File No. 001-42293) filed with the U.S. Securities and Exchange Commission on April 11, 2025)

4.10	Securities Purchase Agreement by and between the Registrant and several investors, dated December 4, 2025 (incorporated herein by reference to Exhibit 10.1 to the current report on Form 6-K (File No. 001-42293) filed with the U.S. Securities and Exchange Commission on December 9, 2025)
4.11	Securities Purchase Agreement by and between the Registrant and several investors, dated January 5, 2026 (incorporated herein by reference to Exhibit 10.1 to the current report on Form 6-K (File No. 001-42293) filed with the U.S. Securities and Exchange Commission on January 12, 2026)
4.12	Securities Purchase Agreement by and between the Registrant and several investors, dated February 4, 2026 (incorporated herein by reference to Exhibit 10.1 to the current report on Form 6-K (File No. 001-42293) filed with the U.S. Securities and Exchange Commission on February 6, 2026)
4.13	Employment Agreement between the Registrant and Yuen Tung Leung, dated August 1, 2025 (incorporated herein by reference to Exhibit 10.1 to the current report on Form 6-K (File No. 001-42293), filed with the U.S. Securities and Exchange Commission on August 6, 2025)
8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 21.1 to the registration statement on Form F-1 (File No. 333-281097), as amended, initially filed with the U.S. Securities and Exchange Commission on July 30, 2024)
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 14.1 to the registration statement on Form F-1 (File No. 333-281097), as amended, initially filed with the U.S. Securities and Exchange Commission on July 30, 2024)
11.2	Insider Trading Policy (incorporated herein by reference to Exhibit 14.3 to the registration statement on Form F-1 (File No. 333-281097), as amended, initially filed with the U.S. Securities and Exchange Commission on July 30, 2024)
12.1*	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act
12.2*	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
13.1**	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of FundCertify CPA Professional Corporation
15.2*	Consent of J&S Associate PLT
97.1	Executive Compensation Recovery Policy (incorporated herein by reference to Exhibit 14.2 to the registration statement on Form F-1 (File No. 333-281097), as amended, initially filed with the U.S. Securities and Exchange Commission on July 30, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation
101.DEF	Inline XBRL Taxonomy Extension Definition
101.LAB	Inline XBRL Taxonomy Extension Label
101.PRE	Inline XBRL Taxonomy Extension Presentation
104	Cover Page Interactive Data File. (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PTL Limited

By:	/s/ Ying Ying Chow
	Name:	Ying Ying Chow
	Title:	Director and Chief Executive Officer (Principal Executive Officer)

Date: April 30, 2026

PTL LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
PTL Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of PTL Limited (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2025 and the related consolidated statements of operations and comprehensive income, consolidated statements of changes in shareholders’ equity, and consolidated statements of cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ FundCertify CPA Professional Corporation

FundCertify CPA Professional Corporation
Certified Public Accountants
PCAOB ID: 7189

We have served as the Company’s auditor since 2025.
Cary, North Carolina
April 30, 2026

J&S ASSOCIATE PLT
202206000037 (LLP0033395-LCA) & AF002380
(Registered with PCAOB and MIA)	Tel: +603-4813 9469
B-11-14, Megan Avenue II	Email : info@jns-associate.com
12, Jalan Yap Kwan Seng, 50450, Kuala Lumpur, Malaysia	Website : jns-associate.com

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

Kuala Lumpur, Malaysia

May 15, 2025

PTL Limited and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2025 and 2024

(Expressed in U.S. Dollars, except for the number of shares)

	At December 31,
	2025	2024
Assets
Current assets
Cash	$1,086,434	$4,793,555
Accounts receivable	5,399,999	7,720,366
Notes receivable	1,103,038	-
Income tax receivable	233,593	-
Due from a shareholder	15,755	10,839
Prepayments and other current assets	790,380	14,246
Total current assets	8,629,199	12,539,006

Non-current assets
Operating lease right-of-use assets	733	36,923
Notes receivable	3,577,717	-
Total assets	$12,207,649	$12,575,929
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$3,191,308	$11,396,908
Income tax payable	-	393,037
Operating lease liabilities, current	733	36,190
Accrued expenses and other current liabilities	121,658	134,917
Total current liabilities	3,313,699	11,961,052

Non-current liabilities
Operating lease liabilities, non-current	-	733
Total liabilities	3,313,699	11,961,785

Shareholders’ equity
Class A Ordinary Shares, no par value, unlimited number of Class A Ordinary Shares authorized, 86,237,500 and 1,437,500 Class A Ordinary Shares issued and outstanding as of December 31, 2025 and 2024, respectively*	17,574,786	4,240,827
Class B Ordinary Shares, no par value, unlimited number of Class B Ordinary Shares authorized, 11,250,000 and 11,250,000 Class B Ordinary Shares issued and outstanding as of December 31, 2025 and 2024, respectively*	1	1
Deferred share-based compensation	(3,873,878)	-
Accumulated losses	(4,806,959)	(3,626,684)
Total shareholders’ equity	8,893,950	614,144

Total liabilities and shareholders’ equity	$12,207,649	$12,575,929

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance, share split and share redesignation.

The accompanying notes are an integral part of these consolidated financial statements.

PTL Limited and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income

For the Years Ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars, except for the number of shares)

	For the Years Ended December 31,
	2025	2024	2023
Revenue	$71,647,383	$98,133,646	$102,106,509
Cost of revenue	(70,739,399)	(95,725,710)	(100,190,534)
Gross profit	907,984	2,407,936	1,915,975

Selling, general and administrative expenses	(2,751,736)	(1,422,363)	(828,321)
Reversal of (provision for) expected credit loss	1,400,539	(5,740,368)	-

(Loss) profit from operations	(443,213)	(4,754,795)	1,087,654

Other income (expense)
Interest (expense) income, net	(729,906)	8,688	1,201
Other income	622	1,326	9,789
Currency exchange loss	(7,778)	(4,800)	(3,184)
Total other (expense) income, net	(737,062)	5,214	7,806

(Loss) income before provision for income taxes	(1,180,275)	(4,749,581)	1,095,460
Income tax expense	-	(227,135)	(159,340)
Net (loss) income and total comprehensive (loss) income	$(1,180,275)	$(4,976,716)	$936,120

(Loss) earnings per share – basic and diluted*	$(0.035)	$(0.431)	$0.083

Weighted average shares outstanding – basic and diluted*	33,700,158	11,534,324	11,250,000

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance, share split and share redesignation.

The accompanying notes are an integral part of these consolidated financial statements.

PTL Limited and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars, except for the number of shares)

	Ordinary shares
	No. of Class A Ordinary Shares	Amount	No. of Class B Ordinary Shares	Amount	Deferred share-based compensation	Retained earnings	Total
Balance as of December 31, 2022	-	$-	11,250,000	$1	$-	$413,912	$413,913

Net income for the year	-	-	-	-	-	936,120	936,120
Balance as of December 31, 2023	-	$-	11,250,000	$1	$-	$1,350,032	$1,350,033
Issuance of ordinary shares pursuant to IPO, net of offering cost	1,437,500	4,240,827	-	-	-	-	4,240,827
Net loss for the year	-	-	-	-	-	(4,976,716)	(4,976,716)
Balance as of December 31, 2024	1,437,500	4,240,827	11,250,000	1	-	(3,626,684)	614,144
Issuance of ordinary shares under 2024 equity incentive plan	1,000,000	4,815,100	-	-	(4,815,100)	-	-
Share-based compensation	-	-	-	-	941,222	-	941,222
Issuance of ordinary shares pursuant to offerings, net of offering cost	83,800,000	8,518,859	-	-	-	-	8,518,859
Net loss for the year	-	-	-	-	-	(1,180,275)	(1,180,275)
Balance as of December 31, 2025	86,237,500	17,574,786	11,250,000	1	(3,873,878)	(4,806,959)	8,893,950

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance, share split and share redesignation.

The accompanying notes are an integral part of these consolidated financial statements.

PTL Limited and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

	For the Years Ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net (loss) income	$(1,180,275)	$(4,976,716)	$936,120
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
(Reversal of) provision of expected credit loss	(1,400,539)	5,740,368	-
Operating lease expenses	37,200	36,465	-
Share-based compensation	941,222	-	-

Changes in operating assets and liabilities:
Accounts receivable	(1,176,806)	(5,544,446)	(3,098,904)
Account receivables – a related party	-	-	4,374,401
Notes receivable	216,957	-	-
Prepayments and other current assets	(776,135)	1,788,138	(1,581,430)
Accounts payable	(8,205,600)	2,130,659	1,899,014
Account payable – a related party	-	-	(1,848,656)
Income tax payable	(626,630)	227,135	159,339
Operating lease liabilities	(37,200)	(36,465)	-
Due from a shareholder	(4,915)	(10,840)	-
Accrued expenses and other current liabilities	(13,259)	(119,056)	252,436
Net cash (used in) provided by operating activities	(12,225,980)	(764,758)	1,092,320

Cash flows from financing activities:
Repayment from a director	-	122,749	10,375
Proceeds from issuance of common shares pursuant to offerings, net of offering cost	8,518,859	-	-
Proceeds from issuance of common shares pursuant to IPO, net of offering cost	-	4,678,701	-
Payments of offering costs related to IPO	-	(387,874)	(50,000)
Net cash provided by (used in) financing activities	8,518,859	4,413,576	(39,625)

Net (decrease) increase in cash	(3,707,121)	3,648,818	1,052,695

Cash, beginning of year	4,793,555	1,144,737	92,042

Cash, end of year	$1,086,434	$4,793,555	$1,144,737

Supplemental non-cash information
Operating lease right-of-use assets, obtained in exchange for operating lease obligations	$-	$70,735	$-
Share-based compensation	$941,222	$-	$-

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

Cash

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks that can be added or withdrawn without limitation. The Company maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of approximately $102,564 (HK$800,000). Cash balances in bank accounts in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs.

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

Individual receivables written off when there is information indicating that the counterparty is in severe financial difficulty and the amounts are deemed uncollectible. An accounts receivable written off may still be subject to enforcement activities under our recovery procedures, taking into account legal advice where appropriate. Any subsequent recoveries made are recognized as income in the Consolidated Statements of Income and Comprehensive Income.

Notes Receivable

Notes receivable is recorded at amortized cost, net of allowances for CECL. The Company maintains an allowance for CECL to reserve for potentially uncollectible notes receivable. The Company measures interest income for all notes receivable using the interest method, which is based on the effective yield of the notes rather than the stated coupon rate. The notes receivable with the collection period of less than one year was included in notes receivable under current portion in the consolidated balance sheets. The notes receivable with the collection period of over one year was included in notes receivable under non-current portion in the consolidated balance sheets.

Allowance for CECL

Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit losses methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures.

PTL Limited and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Prepayments

Prepayments represent advance payments made to the service providers for future services. Prepayments are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the realizability of the prepayments becomes doubtful. For the years ended December 31, 2025, 2024 and 2023, there was no impairment recorded as the Company considers all of the prepayments fully realizable.

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

Employee Benefit Plan

Employees of the Company located in Hong Kong participate in a compulsory saving scheme (pension fund) for the retirement of residents in Hong Kong. Employees are required to contribute monthly to mandatory provident fund schemes provided by approved private organizations, according to their salaries and the period of employment. The Company is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. Total expenses for the plan were $13,700, $13,636 and $7,863 for the years ended December 31, 2025, 2024 and 2023, respectively.

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

PTL Limited and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

The Company believes there were no uncertain tax positions as of December 31, 2025 and 2024, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated. As of December 31, 2025, income tax returns for the years ended December 31, 2019 through December 31, 2025 for Petrolink Hong Kong remain open for statutory examination by Hong Kong tax authorities.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. For the years ended December 31, 2025, 2024 and 2023, there were no dilutive shares.

The Company effectuated a share split of its issued and outstanding shares at a ratio of 11,250,000 for one on July 11, 2024. As a result, the number of shares issued and outstanding increased from 1 to 11,250,000 with no par value. The EPS for the financial year ended December 31, 2025, 2024 and 2023, including its opening balances presented has been adjusted to reflect the increased number of shares. The share split did not impact the total equity or net income of the Company.

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

Concentration and Credit Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and cash equivalents and accounts receivable. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash and cash equivalents with financial institutions located in Hong Kong. As of December 31, 2025 and 2024, $1,086,156 and $4,792,421 were deposited with financial institutions located in Hong Kong. The Deposit Protection Scheme introduced by the Hong Kong Government insured each depositor at one bank for a maximum amount of $102,564 (HK$800,000). Otherwise, these balances are not covered by insurance. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

For the credit risk related to accounts receivable, the Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company has adopted the loss rate methodology to estimate historical losses on accounts receivable. The Company has adopted the aging methodology to estimate the credit losses on accounts receivable. The historical data is adjusted to account for forecasted changes in the macroeconomic environment in order to calculate the current expected credit loss. The Company seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the Directors. As of December 31, 2025 and 2024, the balance of allowance for expected credit loss were nil and $5,740,368, respectively.

For the credit risk related to notes receivable, the Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The Company use a current lifetime expected credit losses methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. The historical data is adjusted to account for forecasted changes in the macroeconomic environment in order to calculate the current expected credit loss. The Company seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the Directors. As of December 31, 2025 and 2024, the balance of allowance for expected credit loss were $1,073,897 and nil, respectively.

For the years ended December 31, 2025, 2024 and 2023, all of the Company’s assets were located in Hong Kong and most of the Company’s revenue were derived from its subsidiary located in Hong Kong. The Company has a concentration of its revenue, purchases, accounts receivable and accounts payable with specific customers and suppliers.

For the year ended December 31, 2025, two customers accounted for approximately 16.7% and 10.6% of the Company’s total revenue. For the year ended December 31, 2024, one customer accounted for approximately 23.6% of the Company’s total revenue. For the year ended December 31, 2023, two customers accounted for approximately 20.3% and 10.5% of the Company’s total revenue.

As of December 31, 2025, five customers’ accounts receivable accounted for approximately 22.5%, 13.6%, 11.9%, 11.3% and 10.1% of the total accounts receivable. As of December 31, 2024, two customers’ accounts receivable accounted for approximately 49.4% and 11.6% of the total accounts receivable.

PTL Limited and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

For the year ended December 31, 2025, three suppliers accounted for approximately 25.0%, 24.8% and 16.6% of the Company’s total purchases. For the year ended December 31, 2024, four suppliers accounted for approximately 38.5%, 15.6%, 12.3% and 10.3% of the Company’s total purchases. For the year ended December 31, 2023, three suppliers accounted for approximately 42.2%, 13.9% and 10.3% of the Company’s total purchases.

As of December 31, 2025, two suppliers’ accounts payable accounted for approximately 73.6% and 15.2% of the total accounts payable. As of December 31, 2024, five suppliers’ accounts payable accounted for approximately 26.7%, 26.1%, 15.7%, 13.6% and 11.8% of the total accounts payable.

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

In January 2025, the FASB issued ASU 2025-01, which clarifies the effective date of expense disaggregation disclosure requirements under ASU 2024-03. This update requires entities to provide more granular disclosure about the nature and function of expenses, including categories such as employee compensation, depreciation and amortization, and other significant expense items. The guidance is intended to improve transparency regarding the composition of major expense captions in the income statement. ASU 2025-01 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The Company is evaluating the impact of this guidance on its consolidated financial statements and related disclosures. Given the Company's current operational structure and size, management does not expect this update to have a material impact on the presentation and disclosure of expenses in the consolidated financial statements.

In February 2025, the FASB issued ASU 2025-02, which amends certain SEC paragraphs in the Accounting Standards Codification pursuant to SEC Staff Accounting Bulletin No. 122. These amendments provide clarification and guidance specific to SEC registrants regarding the classification and accounting for certain liabilities. The amendments are effective for SEC registrants for fiscal years beginning after December 15, 2026. As a public company filing with the SEC, the Company will apply these amendments in accordance with the SEC's requirements. Management is currently assessing the specific implications of these amendments on the Company's liability classification and accounting policies.

PTL Limited and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

In May 2025, the FASB issued ASU 2025-05, which introduces a simplified approach to measuring expected credit losses (ECL) for current accounts receivable and current contract assets. This update provides a practical expedient that allows entities to assume that current conditions will not change in the foreseeable future when measuring expected credit losses for these assets, thereby reducing the complexity and cost of applying the current expected credit loss (CECL) model under ASC 326.

Applicability to the Company: The Company has significant accounts receivable balances and has adopted the CECL model under ASC 326 effective January 1, 2024. As of December 31, 2024, the Company had gross accounts receivable of $13,460,734 and recorded an allowance for expected credit loss of $5,740,368, resulting in net accounts receivable of $7,720,366. However, as of December 31, 2025, the Company's accounts receivable have improved significantly to $5,399,999, with no allowance for expected credit loss recorded. This substantial improvement in accounts receivable quality and credit profile reflects the Company's enhanced credit management practices and improved customer creditworthiness. The Company currently applies the aging methodology to estimate credit losses, adjusted for forecasted changes in macroeconomic conditions.

Impact of ASU 2025-05: The simplified approach provided by ASU 2025-05 is particularly relevant to the Company's improved credit position. The significant improvement in the Company's accounts receivable from $13,460,734 (gross) in 2024 to $5,399,999 in 2025, combined with the elimination of the credit loss allowance, demonstrates the effectiveness of the Company's credit management practices. Under the simplified approach provided by ASU 2025-05, if the Company's accounts receivable portfolio meets the criteria for the practical expedient (i.e., current receivables with fixed payment terms), the Company may be able to assume that current economic conditions will not materially change in the foreseeable future. This approach aligns with the Company's current experience, where the improved accounts receivable quality and zero credit loss provision in 2025 support the assumption that the favorable credit conditions will continue. The simplified method will reduce the complexity of credit loss calculations while providing a more accurate reflection of the Company's improved credit profile. Management is currently evaluating the following factors to determine the applicability of the simplified approach:

-	The composition and aging profile of the Company's accounts receivable portfolio: The Company's accounts receivable decreased from $13,460,734 in 2024 to $5,399,999 in 2025, indicating improved collection and reduced credit exposure.

-	Historical credit loss experience and actual recovery rates: The Company's experience in 2025 demonstrates zero credit losses on accounts receivable, reflecting strong customer payment performance and improved credit quality.

-	The nature of the Company's customer base and credit terms: The Company maintains current receivables with fixed payment terms from creditworthy customers.

-	Macroeconomic factors and their expected stability in the foreseeable future: Based on current market conditions and the Company's improved operational performance, management expects stable macroeconomic conditions in the foreseeable future.

-	The Company's enhanced credit management practices: The significant reduction in accounts receivable and elimination of credit loss provisions in 2025 reflect the Company's strengthened credit policies and customer selection criteria.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, statements of operations and comprehensive income and statements of cash flows.

PTL Limited and Subsidiaries

Notes to Consolidated Financial Statements

3. Accounts Receivable

Accounts receivable consisted of the following at December 31:

	2025	2024
Accounts receivable	$5,399,999	$13,460,734
Less: allowance for expected credit loss	-	(5,740,368)
Accounts receivable, net	$5,399,999	$7,720,366

The movement of the allowance for expected credit loss were as follows:

	2025	2024
Balance at the beginning of the year	$5,740,368	$-
(Reversal of) provision for expected credit loss	(2,474,436)	5,740,368
Write off	(3,265,932)	-
Balance at the end of the year	$-	$5,740,368

The management considered that the recoverability of the accounts receivable of $3,265,932 was remote as the client is experiencing severe financial difficulties and the Company has written-off the accounts receivable of $3,265,932 for the year ended December 31, 2025.

4. Notes Receivable

Notes receivable consisted of the following at December 31:

	2025	2024
Notes receivable	$5,754,652	$-
Less: allowance for expected credit loss	(1,073,897)	-
Notes receivable, net	$4,680,755	$-
Less: non-current portion	(3,577,717)	-
Current portion	$1,103,038	$-

The movement of the allowance for expected credit loss were as follows:

	2025	2024
Balance at the beginning of the year	$-	$-
Provision for expected credit loss	1,073,897	-
Balance at the end of the year	$1,073,897	$-

On October 1, 2025, the Company entered into an agreement with a customer to restructure an accounts receivable of $5,971,609 into a 4-year, 7% note receivable, due to the customer’s financial needs for its future development. This modification resulted in reclassification of the accounts receivable into notes receivable.

PTL Limited and Subsidiaries

Notes to Consolidated Financial Statements

5. Prepayments and Other Current Assets

Prepayments and other current assets consisted of the following at December 31:

	2025	2024
Other deposits	$788,758	$11,063
Prepayments	1,622	3,183
	$790,380	$14,246

6. Leases

Operating leases as lessee

As of December 31, 2025, the Company has operating leases recorded on its consolidated balance sheets for office spaces that expire on various dates in 2026. The Company does not have options to extend or cancel the existing lease agreements for its existing facilities prior to their respective expiration dates. When determining the lease term, at lease commence date, the Company considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The Company’s lease arrangements may contain both lease and non-lease components. The Company has separately accounted for lease and non-lease components based on their nature. Payments under the Company’s lease arrangement are fixed.

The following table shows ROU assets and operating lease liabilities, and the associated financial statement line items as of December 31:

	2025	2024
Assets
Operating lease right-of-use assets, net	$733	$36,923

Liabilities
Operating lease liabilities, current	$733	$36,190
Operating lease liabilities, non-current	$-	$733

Weighted average remaining lease term (in years)	Approximately 0.08 years	Approximately 1.08 years
Weighted average discount rate (%)	5.50%	5.22%

Information relating to operating lease activities during the years ended December 31, 2025, 2024 and 2023 are as follows:

	For the years ended December 31,
	2025	2024	2023
Operating lease right-of-use assets, obtained in exchange for operating lease liabilities	$-	$70,735	$-

Operating lease expenses
Amortization of operating lease right-of-use assets	$36,190	$33,812	$-
Interest of lease liabilities	1,010	2,653	-
Total operating lease expenses	$37,200	$36,465	$-

PTL Limited and Subsidiaries

Notes to Consolidated Financial Statements

6. Leases (Continued)

Maturities of lease liabilities were as follows:

As of December 31, 2025
2026	$736

Total lease payments	$736
Less: imputed interest	(3)
Total	$733

7. Accrued Expenses and Other Current Liabilities

Components of accrued expenses and other current liabilities are as follows as of December 31:

	2025	2024
Accruals for operating expenses	$106,770	$124,491
Other payables	14,888	10,426
Total	$121,658	$134,917

8. Income Taxes

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

PTL Limited and Subsidiaries

Notes to Consolidated Financial Statements

8. Income Taxes (Continued)

The components of the income tax expense are as follows:

	For the years ended December 31,
	2025	2024	2023
Current
BVI	$-	$-	$-
Hong Kong	-	227,135	159,340
Singapore	-	-	-
Deferred
BVI	-	-	-
Hong Kong	-	-	-
Singapore	-	-	-
Provision for income taxes	$-	$227,135	$159,340

Income tax payable consist of the following as of December 31:

	2025	2024
Income tax (receivable) payable	$(233,593)	$393,037
	$(233,593)	$393,037

As of December 31, 2025 and December 31, 2024, the Company had federal net operating loss carryforwards of approximately $3.98 million and $nil, respectively, available to offset future taxable income.

The following table reconciles Hong Kong statutory rates to the Company’s effective tax:

	For the years ended December 31,
	2025	2024	2023
(Loss)/profit before income taxes	$(1,180,275)	$(4,749,581)	$1,095,460
Hong Kong Profits Tax rate	16.5%	16.5%	16.5%
Income taxes computed at Hong Kong Profits Tax rate	(194,745)	(783,681)	180,751
Reconciling items:
Tax effect of income that is not taxable*	(947,246)	(74)	(198)
Tax effect on expenses that is not deductible**	179,316	961,433	-
Tax effect of rate differences in various jurisdictions	305,274	70,665	-
Tax effect of estimated tax losses not recognised	678,627	-	-
Effect of domestic tax allowance	(21,226)	(21,208)	(21,213)
Income tax expense	$-	$227,135	$159,340

*	Income that is not taxable mainly consisted of the interest income, the government subsidies and reversal of for expected credit loss which are non-taxable under Hong Kong income tax law.

**	Expenses that are not deductible mainly consisted of provision for expected credit loss and legal and professional fee which are non-deductible under Hong Kong income tax law

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income taxes for the years ended December 31, 2025, 2024 and 2023. The Company also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2025.

PTL Limited and Subsidiaries

Notes to Consolidated Financial Statements

9. Shareholders’ Equity

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

On October 17, 2024, the Company closed its IPO of 1,250,000 ordinary shares, no par value per share, which were priced at $4.00 per share. Subsequently, on November 4, 2024, Dominari Securities LLC, as the representative of the underwriters of the IPO, exercised its over-allotment option to purchase an additional 187,500 ordinary shares of the Company at the public offering price of $4.00 per share. The closing for the sale of the over-allotment shares took place on November 6, 2024. The IPO and the exercise of the over-allotment option with net proceeds totaling $4,678,701 from the offering after deducting underwriting discounts and offering expenses of $1,071,299 from the gross proceeds totaling $5,750,000.

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

On April 9, 2025, the Company entered into Securities Purchase Agreements (the “Securities Purchase Agreements”) with several investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a best effort offering (the “Offering”), a total of 23,800,000 Ordinary Shares at the price of $0.30 per ordinary share for aggregate gross proceeds of $7,140,000. The Offering closed on April 11, 2025. Upon the completion of the Offering, the offering costs incurred during the six months ended June 30, 2025, totaling $996,533, were charged to shareholders’ equity under share capital.

Immediately after the Offering, a total of 37,487,500 Ordinary Shares were issued and outstanding.

On June 30, 2025, the Company effectuated a redesignation of the authorized Ordinary Shares from the unlimited number of Ordinary Shares into (i) unlimited number of class A ordinary shares of no par value (the “Class A Ordinary Shares”); and (ii) unlimited number of class B ordinary shares of no par value (the “Class B Ordinary Shares”) (the “Share Redesignation”). As a result, 26,237,500 Class A Ordinary Shares and 11,250,000 Class B Ordinary Shares were issued and outstanding post-Share Redesignation and as of June 30, 2025.

In respect of matters requiring the votes of shareholders, holders of Class A Ordinary Shares will be entitled to one vote per Class A Ordinary Share, while holders of Class B Ordinary Shares will be entitled to fifty votes per Class B Ordinary Share.

The Ordinary Shares are presented on a post-Share Redesignation basis, or as having been retroactively adjusted and restated to give effect to the Share Redesignation, as if the Share Redesignation had occurred by the relevant earlier date.

On December 12, 2025, the Company closed the registered direct offering and issued an aggregate of 60,000,000 Class A Ordinary Shares at a purchase price of $0.04 per share. The Company received aggregate gross proceeds of approximately $2,400,000.

As at December 31, 2025, a total of 86,237,500 Class A Ordinary Shares and 11,250,000 Class B Ordinary Shares were issued and outstanding.

PTL Limited and Subsidiaries

Notes to Consolidated Financial Statements

10. Share-based compensation

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

As of December 31, 2025 and 2024, 1,000,000 and nil Class A Ordinary Shares have been granted under the 2024 Equity Incentive Plan, respectively.

Share awards

During the year ended December 31, 2025, the Company entered into share award agreements with certain consultants, issuing in aggregate of 1,000,000 Class A Ordinary Shares. These 1,000,000 Class A Ordinary Shares were issued and were legal vested upon the grant date and the agreement included a voluntary resignation clawback provision. Under this provision, if the consultants voluntarily resign (other than a change in control) or is terminated for cause during the requisite service period, the consultants are required to compensate the Company a pro-rated cash refund based on the remaining unserved portion of the requisite service period. The Company has determined that this clawback provision substantively represents a service condition. Accordingly, the total fair value of the award is being recognized as compensation expense on a straight-line basis over the requisite service period. The issuance of these shares resulted in a $4,815,100 increase to share capital, with a corresponding debit to a deferred share-based compensation (contra-equity) account within shareholders’ equity. This contra-equity balance is reduced as compensation expense is recognized over the requisite service period. The fair values of the shares were determined based on the closing price of the Company’s shares on each grant date, with a weighted average grant date fair value of $4.82 per Class A Ordinary Share.

As of December 31, 2025 and 2024, there were $3,873,878 and nil unrecognized compensation costs related to the above share awards. As of December 31, 2025, the weighted average remaining period for recognition was 4.01 years.

During the years ended December 31, 2025, 2024 and 2023, the Company recognized share-based compensation of $941,222, nil and nil, respectively, in connection with the above share awards.

11. Related Party Balance and Transactions

The following is a list of related parties which the Company has balances/transactions with:

(a)	PTLE Limited, a shareholder of the Company.

(b)	Tri Co Trading Co., Limited, controlled by Mr. Chi Nap, Yau, who was a former director of Petrolink Hong Kong from November 1, 2022 to March 7, 2023.

a.	Due from a shareholder

As of December 31, 2025 and 2024, the balance of amount due from a shareholder was as follows:

	2025	2024
PTLE Limited (a)(1)	$15,755	$10,839
	$15,755	$10,839

(1)	The balance as of December 31, 2025 and 2024 represented the advances for operational purposes. These amounts were unsecured, interest-free, repayable on demand, and non-trade-related.

PTL Limited and Subsidiaries

Notes to Consolidated Financial Statements

11. Related Party Balance and Transactions (Continued)

b.	Related party transactions

The Company sells marine fuel to Tri Co Trading Co., Limited (b). For the years ended December 31, 2025, 2024 and 2023, the sales of marine fuel to Tri Co Trading Co., Limited (b) were nil, nil and $3,731,638, respectively.

12. Commitments and Contingencies

Commitments

As of December 31, 2025, the Company did not have any significant capital and other commitments.

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matters will have a material adverse effect on its consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of December 31, 2025 and 2024, the Company is not a party to any material legal or administrative proceedings.

13. Segment Reporting

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

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. The Company’s assets are all located in Hong Kong and most of the Company’s revenue and expense are derived in Hong Kong. The single segment represents the Company’s core business of providing marine fuel logistics services and one-stop solutions for vessel refuelling mainly in Hong Kong. The following table shows the revenue by geographical location of the Company’s revenue for the years ended December 31, 2025 2024and 2023 respectively, where is based on the location at which the marine fuel is delivered to the customer:

	For the years ended December 31,
	2025	2024	2023
Hong Kong	$68,010,653	$95,194,029	$95,186,597
United Arab Emirates	-	-	3,026,682
Singapore	3,527,158	2,939,617	1,724,319
Saudi Arabia	-	-	780,000
China	109,572	-	671,962
Others*	-	-	716,949
Total	$71,647,383	$98,133,646	$102,106,509

*	Others include Peru, South Africa, Netherlands, United States and Kenya.

PTL Limited and Subsidiaries

Notes to Consolidated Financial Statements

14. Subsequent Events

On January 16, 2026, the Company closed the registered direct offering and issued an aggregate of 155,000,000 Class A Ordinary Shares at a purchase price of $0.025 per share and received aggregate gross proceeds of approximately $3,875,000.

On February 6, 2026, the Company closed the registered direct offering and issued an aggregate of 250,000,000 Class A Ordinary Shares at a purchase price of $0.025 per share and received aggregate gross proceeds of approximately $6,250,000.

On February 24, 2026, the Company effectuated 1-for-80 share consolidation of the Class A Ordinary Shares and Class B Ordinary Shares.

On February 23, 2026, the Company acquired 100% of the issued share capital of Twocap Limited, a privately held company incorporated in Hong Kong, whose wholly-owned subsidiary, Sisworld Credit One Limited, a company incorporated in Hong Kong with limited liability, holds a money lender license granted by the Licensing Court of Hong Kong pursuant to the Money Lenders Ordinance (Cap. 163) of Hong Kong, for a total cash consideration of $100,000. Upon completion, Twocap Limited will become a wholly owned subsidiary of the Company, and its financial results will be consolidated with those of the Company from the date of completion.

The Company evaluated all events and transactions that occurred after December 31, 2025 up through the date the Company issued these consolidated financial statements. Other than the event disclosed above, there was no other subsequent event occurred that would require recognition or disclosure in the Company’s consolidated financial statements.